CREDIT AGREEMENT

POINTS INTERNATIONAL LTD. AND POINTS.COM INC.
as Borrowers

AND

ROYAL BANK OF CANADA
as Agent

ROYAL BANK OF CANADA
as Lead Arranger and Sole Bookrunner

AND

THE FINANCIAL INSTITUTIONS
from time to time parties hereto,
as Lenders

MADE AS OF

December 10, 2019

TABLE OF CONTENTS

ARTICLE 1 - INTERPRETATION	1
1.01 Definitions	1
1.02 Headings	31
1.03 Accounting Practices	31
1.04 Permitted Encumbrances	32
1.05 Currency	32
1.06 Paramountcy	32
1.07 Non-Business Days	32
1.08 Interest Payments and Calculations	33
1.09 Determinations By the Borrowers	33
1.10 Terms Generally	34
1.11 Quebec Interpretation	34
1.12 Schedules	35

ARTICLE 2 - THE CREDIT FACILITIES	35
2.01 Revolving Facility	35
2.02 Swingline Facility	36
2.03 Purpose of Credit Facilities	38
2.04 Manner of Borrowing	38
2.05 Nature of the Credit Facilities	38
2.06 Drawdowns, Conversions and Rollovers	38
2.07 Agent's Obligations with Respect to Advances	39
2.08 Lenders' and Agent's Obligations with Respect to Advances	39
2.09 Irrevocability	40
2.10 Cancellation or Permanent Reduction of the Revolving Facility	40
2.11 Termination of LIBOR Advances/EURIBOR Advances/BA Rate Advances	40
2.12 Accordion	44
2.13 Non-Funding Lenders	46

ARTICLE 3 - DISBURSEMENT CONDITIONS	47
3.01 Conditions Precedent to the Effectiveness of this Agreement	47
3.02 Conditions Precedent to Subsequent Advances	49
3.03 Waiver	50

ARTICLE 4 - EVIDENCE OF DRAWDOWNS	50
4.01 Account of Record	50

ARTICLE 5 - PAYMENTS OF INTEREST AND STANDBY FEES	50
5.01 Interest on Prime Rate Advances	50
5.02 Interest on US Base Rate Advances	51
5.03 Interest on BA Rate Advances, LIBOR Advances and EURIBOR Advances	51
5.04 No Set-Off, Deduction etc.	52
5.05 Standby Fees	52

- ii -

5.06 Overdue Obligations	52
5.07 Default Interest	53

ARTICLE 6 - LETTERS OF CREDIT	53
6.01 Letters of Credit	53

ARTICLE 7 - REPAYMENT	57
7.01 Mandatory Repayment- Revolving Facility	57
7.02 Voluntary Repayments and Reductions	57
7.03 Currency Fluctuations	58
7.04 Cash Collateral	58
7.05 Payment of Breakage Costs etc.	58

ARTICLE 8 - PLACE AND APPLICATION OF PAYMENTS	59
8.01 Place of Payment of Principal, Interest and Fees	59
8.02 Netting of Payments	60

ARTICLE 9 - REPRESENTATIONS AND WARRANTIES	60
9.01 Representations and Warranties	60
9.02 Survival and Repetition of Representations and Warranties	65

ARTICLE 10 - COVENANTS	66
10.01 Positive Covenants	66
10.02 Financial Covenants	68
10.03 Reporting Requirements	69
10.04 Negative Covenants	70

ARTICLE 11 - SECURITY	72
11.01 Guarantees	72
11.02 Form of Security	72
11.03 After Acquired Property and Further Assurances	73
11.04 Application of Proceeds of Security	73
11.05 Security Charging Real Property	73
11.06 Illegality	74

ARTICLE 12 - DEFAULT	74
12.01 Events of Default	74
12.02 Acceleration and Termination of Rights	77
12.03 Payment of Letters of Credit	77
12.04 Remedies Cumulative and Waivers	77
12.05 Termination of Lenders' Obligations	78
12.06 Saving	78
12.07 Perform Obligations	78
12.08 Third Parties	78
12.09 Set-Off or Compensation	79
12.10 Realization of Security	79
12.11 Application of Payments	79

- iii -

ARTICLE 13 - COSTS, EXPENSES AND INDEMNIFICATION	80
13.01 Indemnification by the Borrowers	80
13.02 Reimbursement by Lenders	80
13.03 Waiver of Consequential Damages	81
13.04 Payments.	81

ARTICLE 14 - THE AGENT AND THE LENDERS	81
14.01 Appointment and Authority	81
14.02 Rights as a Lender	81
14.03 Exculpatory Provisions	82
14.04 Reliance by Agent	83
14.05 Indemnification of Agent	83
14.06 Delegation of Duties	83
14.07 Replacement of Agent	83
14.08 Non-Reliance on Agent and Other Lenders.	85
14.09 Collective Action of the Lenders	85
14.10 No Other Duties, etc.	85
14.11 Payments by the Borrowers	86
14.12 Knowledge and Required Action	86
14.13 Request for Instructions	86
14.14 Actions by Lenders	87
14.15 Provisions for Benefit of Lenders Only	89
14.16 Payments by Agent	89
14.17 Acknowledgements, Representations and Covenants of Lenders	90
14.18 Rights of Agent	91
14.19 Non-Funding Lenders	92
14.20 Sharing of Payments by Lenders	93
14.21 Agent's Clawback	94

ARTICLE 15 - TAXES AND CHANGE OF CIRCUMSTANCES	94
15.01 Increased Costs	94
15.02 Taxes	96
15.03 Mitigation Obligations: Replacement of Lenders	99
15.04 Illegality	100

ARTICLE 16 - SUCCESSORS AND ASSIGNS AND ADDITIONAL LENDERS	100
16.01 Successors and Assigns Generally.	100
16.02 Assignment by Lenders.	101
16.03 Register.	102
16.04 Participations.	102
16.05 Certain Pledges.	103

ARTICLE 17 - GENERAL	103
17.01 Exchange and Confidentiality of Information	103
17.02 Nature of Obligations under this Agreement	103
17.03 Addresses, Etc. for Notices	103
17.04 Governing Law and Submission to Jurisdiction	104

- iv -

17.05 Judgment Currency	105
17.06 Benefit of the Agreement	106
17.07 Survival	106
17.08 Severability	106
17.09 Whole Agreement	106
17.10 Further Assurances	106
17.11 Waiver of Jury	106
17.12 Counterpart; Integration; Effectiveness; Electronic Execution	107
17.13 Treatment of Certain Information; Confidentiality	107
17.14 Time of the Essence	108
17.15 Delivery by Facsimile Transmission	108
17.16 Fondé de Pouvoir	108
17.17 Termination of Agreement and Loan Documents	109
17.18 Anti-Money Laundering Legislation	109

TABLE OF SCHEDULES

Schedule A	-	Lenders and Commitments
Schedule B	-	Notice of Request for Advance
Schedule C	-	Repayment Notice
Schedule D	-	Compliance Certificate
Schedule E	-	Assignment and Assumption
Schedule F	-	Loan Pricing Corporation Information
Schedule 9.01(10)	-	Litigation
Schedule 9.01(13)	-	Insurance Policies
Schedule 9.01(17)	-	Corporate Structure
Schedule 9.01(18)	-	Relevant Jurisdictions
Schedule 9.01(19)	-	Intellectual Property
Schedule 9.01(20)	-	Material Contracts and Material Licences
Schedule 9.01(24)	-	Non-Arm's Length Transactions

CREDIT AGREEMENT

THIS AGREEMENT is made as of December 10, 2019.

B E T W E E N:

POINTS INTERNATIONAL LTD. and POINTS.COM INC.  (each hereinafter referred to as a "Borrower" and collectively, the "Borrowers")

- and -

ROYAL BANK OF CANADA, in its capacity as the administrative agent (the "Agent")

- and -

Each financial institution from time to time party to this Agreement and shown as a Lender on the signature pages hereto (hereinafter in such capacities individually referred to as a "Lender" and collectively in such capacities referred to as the "Lenders")

WHEREAS the Borrowers have requested the Revolving Facility and the Lenders have agreed to provide the Revolving Facility to the Borrowers on the terms and conditions herein set forth;

AND WHEREAS Royal Bank of Canada will be the Agent as contemplated by Section 14.01;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained the parties hereto agree as follows:

ARTICLE 1- INTERPRETATION

1.01 Definitions

In this Agreement unless something in the subject matter or context is inconsistent therewith:

"Acquisition" means, with respect to any Person, any purchase or other acquisition, regardless of how accomplished or effected (including any such purchase or other acquisition effected by way of amalgamation, merger, arrangement, business combination or other form of corporate reorganization or by way of purchase, lease or other acquisition arrangements), of (a) any other Person (including any purchase or acquisition of such number of the issued and outstanding securities of, or such portion of an Equity Interest in, such other Person) such that such other Person becomes a Subsidiary of the purchaser, (b) all or substantially all of the Property of any other Person, or (c) all or substantially all of any division, business, or operation or undertaking of any other Person as a going concern.

"Adjusted EBITDA" means, for any twelve month period, Consolidated Net Income plus, without duplication:

(I) to the extent deducted in determining such Consolidated Net Income:

(a) Consolidated Interest Expense for such period but excluding the Consolidated Interest Expense that is associated with leasing liabilities (other than Capital Leases) relating to "right of use assets";

(b) Consolidated Tax Expense;

(c) Consolidated Amortization and Depreciation Expense for such period (other than the portion thereof with respect to "right of  use assets";

(d) any non-cash expenses and equity settled share based compensation expenses, including stock option and restricted stock unit expenses, provided that the terms of such stock or stock options or any related plan, do not obligate the Parent or any of its Subsidiaries to redeem such options or units for cash;

(e) any documented costs and expenses incurred in connection with Permitted Acquisitions not to exceed US$1,000,000 for any such Acquisition;

(f) non-cash impairment charges on investments and intangible assets;

(g) any non-cash expense or loss resulting from any increase in the expected liability amount of Earn Out Obligations including accretion expense on the Earn Out Obligations, all as determined under GAAP;

(h) any expenses or losses (including one-time financing costs, one-time severance costs and other restructuring charges, and recruitment and search expenses) resulting from transactions or events that are non-recurring in nature in any twelve month period after the date hereof (determined in accordance with GAAP) provided that the aggregate amount of such expenses and losses under this paragraph (h) shall not exceed 10% of Adjusted EBITDA for such period (determined prior to giving affect to such adjustment);

(i) non-cash foreign exchange losses (whether or not realized) resulting from the impact of foreign currency changes on the valuation of assets or liabilities on the balance sheet of the Parent and its Subsidiaries.

(II) without duplication, subtracting therefrom only to the extent included in determining such Consolidated Net Income:

(j) non-cash foreign exchange gains (whether or not realized) resulting from the impact of foreign currency changes on the valuation of assets or liabilities on the balance sheet of the Parent and its Subsidiaries;

(k) any non-cash gain or income, including without limitation, any such gain resulting from any decrease in the expected liability of the amount of the Earn Out Obligations as determined in accordance with GAAP; and

(l) any income or gains resulting from transactions or events that are non-recurring in nature (determined in accordance with GAAP),

"Administrative Questionnaire" means an administrative questionnaire in a form supplied by the Agent.

"Advance" means a borrowing by a Borrower by way of a Prime Rate Advance, a US Base Rate Advance, a BA Rate Advance, a LIBOR Advance, EURIBOR Advance, or the issuance of a Letter of Credit by the Issuing Lender, and any reference relating to the amount of Advances shall mean the sum of the principal amount of all outstanding Prime Rate Advances, US Base Rate Advances, LIBOR Advances, BA Rate Advances and EURIBOR Advances, whether as a result of a Drawdown, Conversion, Rollover or deemed advance, plus the maximum amount payable under Letters of Credit.

"Affiliate" means, with respect to a specified Person, another Person that directly or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

"Agent" means RBC in its capacity as administrative agent for the Lenders, including any successor agent pursuant to Section 14.07.

"Agent's Payment Branch" means such office or branch of the Agent in Canada as the Agent may from time to time advise the Borrowers and the Lenders in writing.

"Aggregate Revolving Commitment" means the aggregate Commitments of the Lenders under the Revolving Facility as from time to time may be reduced in accordance with Section 2.10 and/or increased in accordance with Section 2.12.

"Agreement" means this agreement, the schedules and all amendments made hereto in accordance with the provisions hereof, as amended, revised, replaced, supplemented or restated from time to time.

"AML Laws" has the meaning set forth in Section 9.01(29).

"Annual Business Plan" means the annual forecast of the Parent, prepared on a consolidated basis, consisting of a balance sheet, statement of income and statement of cash flows.

"Anti-Corruption Laws" has the meaning set forth in Section 9.01(30).

"Applicable Law" means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (b) any judgment, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, request, guideline or directive; or (d) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Governmental Authority, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person, in each case having the force of law.

"Applicable Margin" means, with respect to any Advance and the standby fees, from one Pricing Date to the next, the rates per annum determined in accordance with clauses (a) and (b) set forth below.  For purposes hereof, the term "Pricing Date" means, for any Fiscal Quarter of the Parent ending on or after the Closing Date, the Business Day after the date on which the Agent receives the financial statements and Compliance Certificate for such Fiscal Quarter pursuant to Section 10.03 hereof.  The Applicable Margin shall be established on a Pricing Date based on the Net Senior Leverage Ratio as of the end of the most recently completed Fiscal Quarter or Fiscal Year, as applicable, and the Applicable Margin established on a Pricing Date shall remain in effect until the next Pricing Date.  If the Parent has not delivered its financial statements and Compliance Certificate by the date such financial statements and Compliance Certificate are required to be delivered under Section 10.03 hereof, until such financial statements and Compliance Certificate are delivered, the Applicable Margin shall, on the date five (5) Business Days after the date by which the Parent was so required to provide such financial statements and Compliance Certificate, be set at the highest Applicable Margin (i.e., Level III shall apply).  Absent manifest error, each determination of the Applicable Margin made by the Agent in accordance with the foregoing shall be conclusive and binding on the Borrowers and the Lenders if reasonably determined.  Notwithstanding anything else in this definition, for the purpose of determining the Applicable Margin until the delivery of unaudited financial statements and a Compliance Certificate in respect of the Fiscal Quarter ending on December 31, 2019, the Net Senior Leverage Ratio shall be deemed to be at Level I.

Level	Net Senior Leverage Ratio	BA Rate Margin, EURIBOR RATE Margin, LIBO Rate Margin and Letter of Credit Fee Rate	Prime Rate Margin and US Base Rate Margin	Standby Fee Rate
Level I	< 1.70:1	175.0 bps	75.0 bps	35 bps
Level II	≥ 1.70:1 but less than 2.20:1	190.0 bps	90.0 bps	38 bps
Level III	≥ 2.20	200.0 bps	100.0 bps	40 bps

Upon the occurrence of, and during the continuance of, an Event of Default, the Applicable Margin, upon the request of the Majority Lenders and written notice by the Agent to the Borrowers, shall be at the then applicable Level, plus 2.00% per annum.

"Arm's Length" has the meaning specified in the definition of "Non-Arm's Length".

"Assignment and Assumption" means an assignment and assumption entered into by a Lender and an Eligible Assignee and accepted by the Agent, in substantially the form of Schedule E or any other form approved by the Agent.

"BA Rate" means, in respect of any Interest Period applicable to a BA Rate Advance, the rate per annum determined by the Agent by reference to the average rate quoted on the Reuters Monitor Screen (CDOR Page, or such other page as may replace such page on such screen for the purpose of displaying Canadian interbank bid rates for Canadian Dollar bankers' acceptances) applicable to Canadian Dollars bankers' acceptances with a term comparable to such Interest Period as of approximately 10:00 a.m. (Toronto time) on the first day of such Interest Period.  If for any reason the Reuters Monitor Screen rates are unavailable, BA Rate means the rate of interest determined by the Agent that is equal to the rate quoted by the Agent in respect of Canadian Dollar bankers' acceptances with a term comparable to such Interest Period and in an amount approximately equal to the amount of the BA Rate Advance.  For greater certainty, if the BA Rate would otherwise be less than zero, the BA Rate shall instead be deemed for all purposes of this Agreement to be zero.

"BA Rate Advance" means an Advance in Canadian Dollars made by the Lenders to the Borrowers with respect to which the Borrower has specified that interest is to be calculated by reference to the BA Rate.

"BA Rate Margin" means, for any period, the percentage rate per annum (expressed on the basis of a year of 365 days) applicable to that period as indicated below the reference to "BA Rate Margin" in the pricing grid in the definition of "Applicable Margin".

"Borrowers" has the meaning set out in the preamble and shall include their respective successors and assigns.

"Borrowers' Counsel" means the firm of Davies Ward Phillips & Vineberg LLP or such other firm or firms of legal counsel as the Borrowers may from time to time designate.

"Breakage Costs" means all reasonable costs, losses and expenses incurred by any Lender, taking into account any efforts of such Lender to mitigate such costs, losses and expenses, by reason of the liquidation or deployment of deposits or other funds arising from the breakage of LIBO Rate contracts or EURIBOR Rate contracts, all as set out in a certificate delivered to the Borrowers by any Lender entitled to receive such reimbursement.

"Business" means (i) the business of the Borrowers and its Subsidiaries of providing loyalty e-commerce and/or technology solutions to the travel and loyalty industries, connecting loyalty programs, third party brands and end consumers across a global transaction platform, and (ii) activities reasonably related, ancillary, incidental or complementary thereto.

"Business Day" means any day other than a Saturday or a Sunday on which banks generally are open for business in Toronto, Ontario and, where used in the context of (i) a US Base Rate Advances, is also a day on which banks are not required or authorized to close in New York, New York; (ii) a LIBOR Advances, is also a day on which banks are not required or authorized to close in New York, New York and is a London, England; and (iii) a EURIBOR Rate Loan, is also a TARGET Business Day.

"Canadian Dollars", "Cdn. Dollars" and "Cdn.$" means the lawful money of Canada.

"Canadian Obligor" means a Obligor formed under the laws of Canada or any province or territory thereof.

"Canadian Pension Plan" means any "pension plan" that is subject to the funding requirements of the Pension Benefits Act (Ontario) or applicable pension benefits legislation in any other Canadian jurisdiction and is applicable to employees resident in Canada of an Obligor excluding, for greater certainty the Canada Pension Plan and the Quebec Pension Plan.

"Canadian Sanctions Law" means Special Economic Measures Act (Canada), the United Nations Act (Canada), the Freezing Assets of Corrupt Foreign Officials Act (Canada) and the Criminal Code (Canada) and other similar Canadian laws imposing sanctions.

"Capital Expenditures" " means, for any particular period, with respect to any particular Person, any expenditure made by such Person during such period that is required in accordance with GAAP to be capitalized on the balance sheet of such Person, including without limitation any expenditure in connection with the acquisition, development, improvement or maintenance of any capital or fixed asset of such Person, but shall exclude Permitted Acquisitions to the extent accounted for as Capital Expenditures.

"Capital Lease" means, with respect to any Person, any lease of (or other agreement conveying the right to use) any personal property by such Person that, in conformity with GAAP as in effect on January 1, 2019, is or should be accounted for as a capital lease on the balance sheet of that Person.

"Cash Equivalents" means (a) any readily-marketable securities (i) issued by, or directly, unconditionally and fully guaranteed or insured by the Canadian, U.S., United Kingdom or European Union federal government or (ii) issued by any agency of the Canadian, U.S., United Kingdom or European Union federal government the obligations of which are fully backed by the full faith and credit of the Canadian federal government, the U.S. federal government, the United Kingdom federal government or the European Union federal government, as applicable, (b) any readily-marketable direct obligations issued by any other agency of the Canadian, U.S., United Kingdom or European Union federal government, any province, territory or state thereof or any political subdivision of any such province, territory or state or any public instrumentality thereof, in each case having a rating of at least "A-1" from S&P or at least "P-1" from Moody's, (c) any commercial paper rated at least "A-1" by S&P or "P-1" by Moody's and issued by any Person organized under the laws of Canada, the United States, the United Kingdom or European Union or any province, territory or state thereof or (d) any Canadian Dollar or US Dollar-denominated or pound sterling or Euro-denominated time deposit, insured certificate of deposit, overnight bank deposit or bankers' acceptance issued or accepted by (i) any Lender or (ii) any commercial bank that is (A) organized under the laws of Canada, the United States, any state thereof or the District of Columbia, the United Kingdom or European Union, any member state, province or territory thereof, and (B) has Tier 1 capital (as defined in such regulations) in excess of $500,000,000, and (e) shares of any Canadian, United States, United Kingdom or European Union money market fund that (i) has substantially all of its assets invested continuously in the types of investments referred to in clause (a), (b), (c) or (d) above with maturities as set forth in the proviso below, (ii) has net assets in excess of $500,000,000 and (iii) has obtained from either S&P or Moody's the highest rating obtainable for money market funds in Canada, the United States, United Kingdom or European Union; provided, however, that the maturities of all obligations specified in any of clauses (a), (b), (c) or (d) above shall not exceed 365 days.  In addition, solely in respect of any non-U.S., non-Canadian Subsidiary, non-United Kingdom or non-European Union investment of the same or shorter tenor and the same or higher credit quality to those described above customarily utilized in countries in which such Subsidiary operates for short-term cash management purposes.

"Cash Interest Expense" means, for any period, Consolidated Interest Expense paid in cash or Cash Equivalents for such period.

"CDOR" means, on any date, the annual rate of interest which is the rate based on an average rate applicable to Canadian Dollar bankers' acceptances for a specified term appearing on the "Reuters Screen CDOR Page" (as defined in the International Swaps and Derivatives Association, Inc., definitions, as modified and amended from time to time) at approximately 10:00 a.m. (Toronto time), on such date, or if such date is not a Business Day, then on the immediately preceding Business Day, provided that if such rate does not appear on the Reuters Screen CDOR Page on such date as contemplated, then CDOR on such date shall be the rate for the term referred to above applicable to Canadian Dollar bankers' acceptances quoted by the Agent as of approximately 10:00 a.m. (Toronto time) on such date or, if such date is not a Business Day, then on the immediately preceding Business Day.  CDOR shall be no less than 0%.

"Change in Law" means the occurrence, after the date of this Agreement, of any of the following: (a) the phase-in, adoption or taking effect after the Closing Date of any Applicable Law made or issued after the Closing Date or (b) any change after the Closing Date in any Applicable Law or in the administration, interpretation or application thereof by any Governmental Authority.

"Change of Control" means (a) any Person or Persons acting in concert acquire directly or indirectly more than Equity Interests having more than 50% of the votes attributable to all Equity Interest of the Parent or (b) the first day on which a majority of the members of the board of directors of the Parent are not Continuing Directors or (c) the Parent ceases to own 100% of the Equity Interest of any of its Subsidiaries that are Obligors.

"Closing Date" means December 10, 2019 or such later date as may be agreed to by the parties hereto.

"Commitment" means, in respect of each Lender from time to time, the maximum amount of Advances which the Lender has covenanted to make as set forth in Schedule A to this Agreement (which from time to time may be amended and distributed to all parties by the Agent to reflect changes in Lenders or their Commitments, all in accordance with the terms of this Agreement), which for greater certainty shall in each case be reduced by such Lender's Proportionate Share of the amount of any permanent repayments, reductions or prepayments made hereunder or increased in accordance with Section 2.12.

"Compliance Certificate" means the certificate required pursuant to Section 10.03(4), substantially in the form annexed as Schedule D and signed by a senior officer of the Parent.

"Consolidated Amortization and Depreciation Expense" means, for any period, the depreciation, amortization, depletion and other like reductions to income of the Parent and its Subsidiaries for such period determined without duplication and on a consolidated basis in accordance with GAAP.

"Consolidated Interest Expense" means, for any period, the total consolidated interest expense of the Parent and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP plus, without duplication:

(a) imputed interest on Capitalized Lease obligations and on Debt in connection with sale leaseback transactions of the Parent and its Subsidiaries paid or payable during such period;

(b) commissions, discounts and other fees and charges paid or payable by the Borrowers or any of their Subsidiaries with respect to letters of credit securing financial obligations, bankers' acceptance financing, receivables financings and similar credit transactions during such period; and

(c) amortization of debt issuance costs, debt discount or premium and other financing fees and expenses incurred by Borrowers or any of their Subsidiaries for such period (including fees and expenses paid or reimbursed to the Agent and Lenders);

provided that Consolidated Interest Expense shall be calculated after giving effect to the net amounts paid and received under hedging agreements (including associated costs) intended to protect against fluctuations in interest rates, but excluding unrealized gains and losses with respect to any such hedging agreements.

"Consolidated Net Income" means, for any period, the consolidated net income (or loss) of the Parent and its Subsidiaries determined on a consolidated basis in accordance with GAAP.

"Consolidated Tax Expense" means, for any period, without duplication, the tax expense (including federal, provincial, state, local and foreign income taxes) of Parent and its Subsidiaries, for such period, determined on a consolidated basis in accordance with GAAP.

"Contingent Obligation" means, as to any Person, any obligation, whether secured or unsecured, of such Person guaranteeing or indemnifying, or in effect guaranteeing or indemnifying, any indebtedness, leases, dividends, letters of credit or other monetary obligations (the "primary obligations") of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including any obligation of such Person as an account party in respect of a letter of credit or letter of guarantee issued to assure payment by the primary obligor of any such primary obligation and any obligations of such Person, whether or not contingent, (a) to purchase any such primary obligation or any Property constituting direct or indirect security therefor, (b) to advance or supply funds for the purchase or payment of any such primary obligation or to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (c) to purchase Property, securities or services primarily for the purpose of assuring the obligee under any such primary obligation of the ability of the primary obligor to make payment of such primary obligation, or (d) otherwise to assure or hold harmless the obligee under such primary obligation against loss in respect of such primary obligation; provided, however, that the term Contingent Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business.

"Continuing Director" means, as of any date of determination, any director of the Parent who was a director on the Closing Date or was nominated for election or elected as a director of the Parent with the approval of a majority of the Continuing Directors who were members of such board at the time of such nomination or election.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise.  "Controlling" and "Controlled" have corresponding meanings.

"Control Agreement" means, with respect to any deposit account, securities account, future account, commodity account, securities entitlement or commodity contract or futures agreement, an agreement, in form and substance reasonably satisfactory to the Agent, among the Agent, the financial institution or other Person at which such account is maintained or with which such entitlement or contract is carried (if applicable, any holder of any other Lien, or any representative therefor) and the Obligor maintaining such account or owning such entitlement or contract, effective to grant "control" (within the meaning under the applicable UCC or PPSA) over such account to the Agent.

"Controlled Group" in respect of any Obligor operating in the United States, means all members of a controlled group of corporations and all trades or businesses (whether or not incorporated) under common control which, together with such Obligor or any of its Subsidiaries, are treated as a single employer under Section 414(b) or (c) of the Revenue Code or Section 4001 of ERISA.

"Conversion" means a conversion of an Advance pursuant to Section 2.06(1).

"Conversion Date" means the date specified by the applicable Borrower as being the date on which the Borrower has elected to convert one type of Advance into another type of Advance and which shall be a Business Day.

"Conversion Notice" means the notice of request for Conversion substantially in the form annexed hereto as Schedule B to be given to the Agent by the applicable Borrower pursuant to Section 2.06.

"Credit Facilities" means the Revolving Facility and the Swingline Facility and "Credit Facility" means any one of them.

"Debt" means, with respect to any Person, without duplication, the aggregate of the following amounts, at the date of determination:

(a) all indebtedness of such Person to any other Person for borrowed money;

(b) all obligations of such Person for the deferred purchase price of Property which constitute indebtedness (other than trade accounts payable and accrued expenses arising in the ordinary course of business) which purchase price is due more than six months after the date of placing the Property in service or taking delivery and title thereto;

(c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments;

(d) all Purchase Money Obligations with respect to Property acquired by such Person (except where the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such Property and the aggregate outstanding principal amount of such obligations does not exceed US$6,000,000 at any time);

(e) all obligations of such Person as lessee under equipment leases that have been, in accordance with GAAP, recorded as Capital Leases;

(f) all reimbursement obligations, contingent or otherwise, of such Person under bankers' acceptance, letter of credit and similar instruments and contracts;

(g) all Disqualified Equity;

(h) all Contingent Obligations of such Person in respect of Debt of another Person (other than, for certainty, the Obligor guarantees and other Security); and

(i) all net unpaid amounts owing by such Person under any terminated Hedge Arrangements.

provided that Debt shall not include trade payables and accrued expenses, including obligations to make payments to suppliers, however evidenced, cash management obligations, operating leases, Earn Out Obligations, liabilities for Taxes being contested in good faith and for which adequate results have been established in accordance with GAAP, customer deposits and advances taken or received, revenue guarantees given and obligations to purchase loyalty program currency (such as miles or points) from loyalty programs, in the course of conduct of the Business or accrued retirement obligations.

"Default" means any event or condition that constitutes an Event of Default or that would constitute an Event of Default except for the giving of any notice, passage of time, or both.

"Disposition" means any sale, assignment, transfer, conveyance, lease or other disposition of any asset of any Obligor in a single transaction or a series of related transactions and the word "Dispose" shall have a correlative meaning.  For certainty, (i) the purchase and sale of Cash Equivalents, (ii) the conversion of cash from one currency to another currency and (iii) Encumbrances, whether or not they are Permitted Encumbrances do not constitute Dispositions.

"Disqualified Equity" means any Equity Interest which, by its terms (or by the terms of any security or other Equity Interest into which it is convertible or for which it is exchangeable at the option of the holder), or upon the happening of any event or condition, (a) matures or is mandatorily redeemable, for cash pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days following the Maturity Date, (b) is convertible into or exchangeable for (i) debt securities or (ii) any Equity Interest referred to in (a) above, in each case, at any time on or prior to the date that is 91 days following the Maturity Date at the time such Equity Interest was issued, or (c) requires payment of dividends or distributions in cash prior to the date that is 91 days following the Maturity Date; provided that an Equity Interest that would constitute Disqualified Equity solely because the holders thereof have the right to require a Person to repurchase or redeem such Equity Interests upon the occurrence of one or more certain events shall not constitute Disqualified Equity Interests.

"Distribution" means, with respect to any Person, any payment, directly or indirectly, by such Person: (a) of any dividends or distributions on any Equity Interests, other than dividends or distributions payable in shares or other Equity Interests that are not Disqualified Equity; (b) on account of, or for the purpose of setting apart any property for a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any Equity Interests of such Person, including without limitation, the purchase of Equity Interests pursuant to normal course issuer bids; and (c) of any other distribution (other than distributions in shares or other Equity Interests that are not Disqualified Equity) in respect of any Equity Interests of such Person including, without limitation, payments made on account of restricted stock units issued by such Person.

"Drawdown" means:

(a) the advance of a Prime Rate Advance, a US Base Rate Advance, a BA Rate Advance, LIBOR Advance or a EURIBOR Advance;

(b) the issue of Letters of Credit.

"Drawdown Date" means the date on which a Drawdown is made by the applicable Borrower pursuant to the provisions hereof and which shall be a Business Day.

"Drawdown Notice" means the notice of request for advance substantially in the form annexed hereto as Schedule B to be given to the Agent by the applicable Borrower pursuant to Section 2.06.

"Earn Out Obligation" means any earn out obligations paid, similar performance payments or similar obligations of any Obligor which are paid to any one or more sellers of the applicable assets or Equity Interests arising out of or in connection with an Acquisition.

"Eligible Assignee" means any Person (other than a natural person, any Obligor or any Affiliate of an Obligor), in respect of which any consent that is required by Section 16.02 has been obtained.

"Encumbrance" means, in respect of any Person, any mortgage, debenture, pledge, hypothec, lien, charge, assignment by way of security, hypothecation or security interest granted or permitted by such Person or arising by operation of law, in respect of any of such Person's Property, or any consignment or Capital Lease of Property by such Person as consignee or lessee or any other security agreement, trust or arrangement, excluding set-off, whether arising at law or equity or by contract, having the effect of security for the payment of any debt, liability or obligation, and "Encumbrances", "Encumbrancer", "Encumber" and "Encumbered" shall have corresponding meanings.

"Environmental Laws" means any Applicable Law relating to pollution or protection of the environment including those pertaining to

(i) reporting, licensing, permitting, investigating, remediating and cleaning up in connection with any presence or release, or the threat of the same, of Hazardous Materials, and

(ii) the manufacture, processing, distribution, use, treatment, storage, disposal, transport, handling and the like of Hazardous Materials, including those pertaining to occupational health and safety.

"Environmental Liability" means any liability of an Obligor arising from the breach of any Environmental Laws.

"Equity Interest" means (i) in the case of any corporation, all capital stock and any securities exchangeable for or convertible into capital stock, (ii) in the case of an association or business entity, any and all shares, interests, participation rights or other equivalents of corporate stock (however designated) in or to such association or entity, (iii) in the case of a partnership, limited liability company or unlimited liability company, partnership or membership interests (whether general or limited), as applicable, and (iv) any other ownership interest that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing Person, and including, in all of the foregoing cases described in clauses (i), (ii), (iii) or (iv), any warrants, rights or other options to purchase or otherwise acquire any of the interests described in any of the foregoing cases.

"Equivalent Amount" means with respect to any two currencies, the amount obtained in one such currency when an amount in the other currency is translated into the first currency using the (i) rate published by the Bank of Canada at approximately 4:30 p.m. (Toronto time) on the Business Day with respect to which such computation is required for the purpose of this Agreement, or, if such rate is not so published by the Bank of Canada for any such day, then (ii) at the spot rate quoted by the Agent at approximately noon (Toronto time) on that day in accordance with its normal practice for the applicable currency conversion in the wholesale market.

"ERISA" means the Employee Retirement Income Security Act of 1974 (United States) as amended from time to time, or any successor statute thereto, and the final, interim, temporary and other binding regulations and published and binding interpretations thereof.

"EURIBOR Advance" means an Advance in Euros which bears interest at a rate based upon the EURIBOR Rate.

"EURIBOR Rate" means, with respect to any Interest Period, the rate of interest per annum (expressed on the basis of a 360 day year) which appears on the EURIBOR 01 page of the Reuters Screen at approximately 11:00 a.m. (Brussels time) two Business Days before the first day of such Interest Period for Euro deposits and for a period comparable to such Interest Period and in an amount approximately equal to the amount of the applicable EURIBOR Rate Loan; or if such EURIBOR 01 page is not available, then the rate of interest per annum (expressed on the basis of a 360 day year) equal to the (rounded upward to the nearest whole multiple of 1/100 of 1% per annum) rate per annum at which the Agent offers Euro deposits to leading banks in the Brussels interbank market at approximately 11:00 a.m. (Brussels time), two Business Days before the first day of such Interest Period, for a period comparable to such Interest Period and in an amount approximately equal to the amount of the applicable EURIBOR Rate Loan, provided that, in each of the foregoing cases, the EURIBOR Rate shall be subject to a floor of 0.00%.

"EURIBOR Rate Margin" means, for any period, the percentage rate per annum (expressed on the basis of a year of 360 days) applicable to that period as indicated below the reference to "EURIBOR Rate Margin" in the pricing grid in the definition of "Applicable Margin".

"Euro" or "€" means the lawful money of those member states of the European Union which have adopted a common currency.

"Event of Default" means any of the events or circumstances described in Section 12.01.

"Excluded Account" means any account (i) that is used exclusively for payroll, payroll taxes, employee benefits or similar operational disbursements or trust related activities (including trust accounts held in accordance with any Obligor's statutory or contractual obligations), (ii) that is used for the purpose of holding deposits of customers and/or contractual counterparties, or (iii) with an average monthly balance of less than $25,000, not to exceed $200,000 in the aggregate at any time for all accounts pursuant to this clause (iii).

"Excluded Subsidiaries" means any Subsidiary of the Parent that: (i) is restricted by contract or by Applicable Law from providing the Guarantee to the Agent hereunder or (ii) is formed in a jurisdiction in which guarantee and security documents in such jurisdiction do not provide the Agent and the Lenders with substantially the same rights and remedies as those provided by Canadian Obligors or US Obligors under Applicable Law.

"Excluded Taxes" means, with respect to the Agent, any Lender, the Issuing Lender or any other recipient of any payment to be made by or on account of any obligation of an Obligor hereunder or under any other Loan Document (collectively, a "Recipient"), (a) taxes imposed on or measured by its net income (however denominated) or capital, franchise and similar taxes imposed on it (in lieu of net income taxes), in each case, (i) by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located or (ii) that are Other Connection Taxes, (b) any branch profits taxes or any similar tax imposed by any jurisdiction described in clause (a) in which such Lender is located, (c) any U.S. federal withholding Tax that is imposed on amounts payable to a Lender pursuant to a law in effect at the time (i) such Lender becomes a party to this Agreement (other than pursuant to an assignment request by the Parent under Section 15.03(2)) or (ii) changes its applicable Lending Office, except in each case to the extent that, pursuant to Section 15.02, amounts with respect to such Taxes were payable either to such Lender's assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its lending office, (d) any withholding tax that is directly attributable to a Lender's failure to comply with Section 15.02(6); (e) any U.S. federal withholding taxes imposed under FATCA; (f) any Canadian withholding Taxes required to be deducted or withheld in respect of a payment to a Recipient as a result of (i) the Recipient not dealing at arm's length (within the meaning of the Income Tax Act (Canada)) with an Obligor, or (ii) the Recipient being a "specified non-resident shareholder" of an Obligor or not dealing at arm's length with a "specified shareholder" of an Obligor (in each case within the meaning of the Income Tax Act (Canada)) (other than where the non-arm's length relationship arises, or where the Recipient is a "specified non-resident shareholder", or does not deal at arm's length with the "specified shareholder" as a result of the Recipient having become party to, received or perfected a security interest under or received or enforced any rights under, any Loan Document).

"FATCA" means Sections 1471 through 1474 of the Internal Revenue Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the Internal Revenue Code.

"Federal Funds Effective Rate" means, for any day, an annual rate of interest, expressed on the basis of a year of 360 days equal, for each day during such period, to the weighted average of the rates on overnight United States federal funds transactions with members of the Federal Reserve System arranged by United States federal funds brokers, as published for such day (or, if such day is not a Business Day, for the preceding Business Day) by the Federal Reserve Bank of New York or, for any day on which that rate is not published for that day by the Federal Reserve Bank of New York, the simple average of the quotations for that day for such transactions received by the Agent from three United States federal funds brokers of recognized standing selected by it.

"Fee Letter" means the fee letter dated December 10, 2019 between the Parent and the Agent.

"Financial Assistance" means, without duplication and with respect to any Person, guarantees or Contingent Obligations granted or incurred by that Person for the purpose of or having the effect of providing financial assistance to another Person or Persons, including, without limitation, letters of guarantee, letters of credit, legally binding comfort letters or indemnities issued in connection therewith, endorsements of bills of exchange (other than for collection or deposit in the ordinary course of business), obligations to purchase assets regardless of the delivery or non-delivery thereof and obligations to make advances or otherwise provide financial assistance to any other entity and for greater certainty "Financial Assistance" shall include any guarantee of any third party lease obligations.

"Fiscal Quarter" means each successive three-month period of the Parent's Fiscal Year ending on or about March 31, June 30, September 30 and December 31.

"Fiscal Year" means a twelve-month period ending on December 31 of any year, as such date may be changed upon notice to the Agent.

"Fixed Charge Coverage Ratio" means, for any Four Quarter Period, the ratio of: (i) Minimum Security Adjusted EBITDA less Consolidated Tax Expenses of the Parent and its Subsidiaries paid in cash during such period, less Unfinanced Capital Expenditures, less Distributions made in cash (other than payments made by the Parent in connection with the purchase of Equity Interests pursuant to normal course issuer bids made prior to the date that the Parent is required to comply with Section 10.02(3)); to (ii) the sum of (a) Cash Interest Expense and (b) scheduled principal payments (excluding mandatory principal prepayments and final maturity payments) in respect of Debt (as set out in clauses (a), (b), (c), (d), (e) and (f) thereof but excluding for greater certainty Earn-out Obligations) of the Parent and its Subsidiaries.

"Four Quarter Period" means as at the last day of any particular Fiscal Quarter of the Parent, the period of four consecutive Fiscal Quarters which includes the Fiscal Quarter ending as of the date of such calculation (including the last day thereof) and the immediately preceding three Fiscal Quarters.

"GAAP" means, in relation to any Person at any time, International Financial Reporting Standards for Public Companies, as applicable, in each case, as approved by the Accounting Standards Board of Canada or its successor, applied on a basis consistent with the most recent audited financial statements of such Person (except for changes approved by the auditors of such Person).

"Governmental Authority" means the government of Canada or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including any supra-national bodies such as the European Union or the European Central Bank and including a Minister of the Crown, the Superintendent of Financial Institutions or other comparable authority or agency.

"Guarantee" and "Guarantees" has the meaning set forth in Section 11.01.

"Guarantors" means, collectively, the Subsidiaries of the Parent that provide guarantees to the Agent in accordance with Section 3.01 as of the Closing Date and each person who provides a guarantee in accordance with Article 11. "Guarantor" means any one of them.

"Hazardous Material" means any substance, product, waste, pollutant, material, chemical, contaminant, dangerous goods, hazardous waste, constituent or other material listed, regulated, or addressed under any Environmental Law because of its dangerous or deleterious properties, including, without limitation, asbestos, petroleum product or by-product, polychlorinated biphenyls and radon.

"Hedge Arrangement" means, for any period, for any Person, any arrangement or transaction between such Person and any other Person which is an interest rate swap transaction, basis swap, forward interest rate transaction, interest rate option, forward foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction (other than a cross-currency swap), currency option or any other similar transaction (including any option with respect to any of such transactions or arrangements) designed to protect or mitigate against risks in interest rate and currency exchange fluctuations.

[Redacted]

"Immaterial Obligor" means an Obligor with assets or revenues of less than US$2,000,000.

"Indemnified Taxes" means: (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of an Obligor under any Loan Document and (b) to the extent not otherwise described in clause (a), Other Taxes.

"Insolvency Legislation" means legislation in any applicable jurisdiction relating to reorganization, arrangement, compromise or re-adjustment of debt or creditors' rights, or any similar legislation, and specifically includes for greater certainty the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada) and the United States Bankruptcy Code.

"Intellectual Property" means the intellectual property in patents, patent applications, trade-marks, trade-mark applications, trade names, service marks, copyrights, copyright registrations and trade secrets including, without limitation, customer lists and information and business opportunities, industrial designs, proprietary software, technology, recipes and formulae and other similar intellectual property rights.

"Interbank Reference Rate" means the interest rate expressed as a percentage per annum which is customarily used by the Agent when calculating interest due by it or owing to it arising from correction of errors and other adjustments between it and other Canadian chartered banks.

"Interest Coverage Ratio" means, for any Four Quarter Period, the ratio of: (i) Minimum Security Adjusted EBITDA, to (ii) Cash Interest Expense.

"Interest Payment Date" means,

(a) with respect to each Prime Rate Advance and US Base Rate Advance, the first Business Day of each calendar month; and

(b) with respect to each LIBOR Advance, EURIBOR Advance or BA Rate Advance, the last Business Day of each applicable Interest Period and, if any Interest Period is longer than 3 months, the last Business Day of each such 3 month period during such Interest Period.

"Interest Period" means,

(a) with respect to each Prime Rate Advance and US Base Rate Advance, the period commencing on the applicable Drawdown Date or Conversion Date, as the case may be, and terminating on the date selected by the applicable Borrower hereunder for the Conversion of such Advance into another type of Advance or for the repayment of such Advance;

(b) with respect to each BA Rate Advance, the period selected by the applicable Borrower hereunder and being 1, 2, 3 or 6 months' duration commencing on the Drawdown Date, Rollover Date or Conversion Date of such Advance;

(c) with respect to each LIBOR Advance or EURIBOR Advance, the period selected by the applicable Borrower and being from 1, 2, 3 or 6 months' duration commencing on the applicable Drawdown Date, Rollover Date or Conversion Date of such Advance, as the case may be; and

(d) with respect to a Letter of Credit, the period commencing on the date of issuance of the Letter of Credit and terminating on the last day that the Letter of Credit is outstanding;

provided that (i) in any case the last day of each Interest Period shall be also the first day of the next Interest Period, (ii) the last day of each Interest Period shall be a Business Day and if the last day of an Interest Period selected by the applicable Borrower is not a Business Day the applicable Borrower shall be deemed to have selected an Interest Period the last day of which is the Business Day next following the last day of the Interest Period otherwise selected, and (iii) no Interest Period shall expire subsequent to the Maturity Date.

"ISP" means, with respect to any Letter of Credit, the "International Standby Practices 1998" published by the Institute of International Banking Law & Practice, Inc. (or such later version thereof as may be in effect at the time of issuance).

"Issuing Lender" means RBC or such other Lender as may from time to time be designated as an Issuing Lender jointly by the Agent and the Parent.

"Judgment Conversion Date" has the meaning set forth in Section 17.05(1)(b).

"Judgment Currency" has the meaning set forth in Section 17.05(1).

"LCR Cash" means the lesser of: (i) US$15,000,000 and (ii) the aggregate amount of funds receivable by the Parent and its Subsidiaries from payment processors plus the aggregate amount of any cash and Cash Equivalents of the Parent and its Subsidiaries that is not restricted cash less the aggregate amount of payables owing by the Parent and its Subsidiaries to loyalty program partners.

"Lender-Related Distress Event" means, with respect to any Lender or any Person that directly or indirectly controls such Lender (each a "Distressed Person"), a voluntary or involuntary case with respect to such Distressed Person under any Insolvency Legislation or a custodian, conservator, receiver or similar official is appointed for such Distressed Person or any substantial part of such Distressed Person's assets, or such Distressed Person is subject to a forced liquidation, merger, sale or other change of control supported in whole or in part by guaranties or other support (including, without limitation, the nationalization or assumption of ownership or operating control by the government of Canada, the United States or other Governmental Authority), or such Distressed Person makes a general assignment for the benefit of its creditors or is otherwise adjudicated as, or determined by any Governmental Authority having regulatory authority over such Distressed Person or its assets to be, insolvent, bankrupt, or deficient in meeting any capital adequacy or liquidity standard of any such governmental authority.  For purposes of this definition, control of a Person shall have the same meaning as in the last sentence of the definition of "Affiliate".

"Lenders" means the Persons designated in Schedule A annexed hereto as either a Revolving Lender, or the Swingline Lender and reference to "Lender" in this Agreement may mean that Lender in its capacity as a Revolving Lender, or the Swingline Lender, as the case may be, if the context so requires and "Lender" means any one of the Lenders and includes each of their successors and permitted assigns.

"Lenders' Counsel" means the firm of McCarthy Tétrault LLP or such other firm of legal counsel as the Agent may from time to time designate and any and all local agent counsel retained by McCarthy Tétrault LLP for and on behalf of the Agent.

"Lending Office" means, with respect to a particular Lender, the branch or office specified in Schedule A from which such Lender makes Advances and to which the Agent disburses payments received for the benefit of such Lender.

"Letter of Credit Fee Rate" means, with respect to a Letter of Credit, the annual percentage per annum indicated below the reference to "Letters of Credit Fee Rate" in the pricing grid in the definition of "Applicable Margin" relevant to the period in respect of which determination is being made.

"Letters of Credit" means letters of credit or letters of guarantee issued by the Issuing Lender pursuant to the Revolving Facility at the request and for the account of a Borrower under this Agreement, and "Letter of Credit" means any one thereof.

"LIBO Rate" means, for each Interest Period for each LIBOR Advance, the interest rate expressed as a percentage rate per annum calculated on the basis of a 360 day year, equal to:

(a) the simple average (rounded upward, if necessary, to the nearest whole multiple of 1/16 of one percent per annum of the rates per annum) of the rates for deposits in US Dollars in the London England inter-bank market for a period equal to such Interest Period which appears on LIBOR Page 01 of the Reuters Monitor Money Rates Service (or such other page as the Agent, after consultation with the Lenders, shall nominate which replaces that page for the purpose of displaying offered rates of leading banks for London inter-bank deposits in US Dollars for a period equal to such Interest Period) as of 11:00 a.m. London, England time on the second Business Day preceding the first day of such Interest Period; or

(b) if a rate is not determinable pursuant to clause (a) of this definition at the relevant time, as determined by the Agent, such rate, as determined by the Agent to be the average (rounded upward, if necessary, to the nearest whole multiple of 1/16 of one percent per annum of the rates per annum) at which deposits in US Dollars are offered by the principal lending office in London, England of the Agent to leading banks in the London inter-bank market at approximately 11:00 a.m. London, England time on the second Business Day preceding the first day of such Interest Period for a period comparable to the Interest Period and in an amount comparable to the amount of the LIBOR Advance to be outstanding during such Interest Period; or

(c) if the rate is not determinable pursuant to clause (a) or (b) of this definition at the relevant time in respect of the relevant period, Section 2.11 shall apply.

The LIBO Rate shall not be less than 0%.

"LIBO Rate Margin" means, for any period, the percentage rate per annum (expressed on the basis of a year of 360 days) applicable to that period as indicated below the reference to "LIBO Rate Margin" in the pricing grid in the definition of "Applicable Margin".

"LIBOR Advance" means an Advance in United States Dollars made by the Lenders to the applicable Borrower with respect to which such Borrower has specified that interest is to be calculated by reference to the LIBO Rate.

"Loan Documents" means (a) this Agreement, the Security, all Guarantees delivered by any Obligor pursuant to this Agreement, and each document, agreement, instrument and certificate executed by an Obligor and delivered to the Agent by or on behalf of an Obligor or any other Person (in the case of any other Person, as required by the terms of this Agreement) on the Closing Date; and (b) all present and future security, agreements, intercreditor agreements, subordination agreements, documents, certificates and instruments executed by an Obligor and delivered by any Obligor or any other Person to the Agent or the Lenders pursuant to, or in respect of the agreements and documents referred to in clause (a); in each case as the same may from time to time be supplemented, amended or restated, and "Loan Document" shall mean any one of the Loan Documents.

"Majority Lenders" means Lenders holding greater than 50% of the Commitments under the Credit Facilities; provided that, at any time when there is more than one Lender, "Majority Lenders" shall not be less than two Lenders.

"Material Acquisition" means any Acquisition for which (i) the purchase price and related transaction expenses is funded in whole in part by Advances and (ii) the aggregate amount of such Advances together with the amount of all Advances made by the Lenders to fund Acquisitions and related transaction expenses within the 12-month period prior to such Acquisition  would equal or exceed [Redacted].

"Material Adverse Change" means (a) any material adverse change in the business, operations or assets of the Parent and its Subsidiaries, taken as a whole and (b) any material adverse change in the ability of the Borrowers and Guarantors (taken as a whole) to perform any of their obligations under any Loan Document.

"Material Contracts" means any agreement or contract entered into from time to time by an Obligor or to which any of their property or assets may be subject which cannot be readily replaced on similar or more favourable terms within a reasonable period of time and for which the cancellation, failure to renew, termination, revocation or lapse thereof would reasonably be expected to result in a Material Adverse Change.

"Material Licences" means each licence, permit or approval issued by any Governmental Authority to any Obligor for which the cancellation, failure to renew, termination, revocation or lapse there would reasonably be expected to result in a Material Adverse Change.

"Maturity Date" means the earlier of (i) December 10, 2022 and (ii) the date on which the Credit Facilities are terminated pursuant to Section 12.02.

"Minimum Security Adjusted EBITDA" means the Adjusted EBITDA of the Parent for the applicable period as adjusted by the Minimum Security EBITDA Adjustment.

"Minimum Security EBITDA Adjustment" means, for any applicable period, an adjustment to be made to Adjusted EBITDA when the aggregate portion of the Adjusted EBITDA for such period that is attributable to the Subsidiaries of the Parent that are not Obligors equals more than fifteen (15%) per cent of Adjusted EBITDA whereby Adjusted EBITDA shall be reduced such that the portion of the Adjusted EBITDA attributable to all of the Subsidiaries of the Parent that are not Obligors comprises no more than fifteen (15%) per cent of Adjusted EBITDA.

"Minimum Security Requirement" means the requirement for the combined Adjusted EBITDA of the Obligors to equal or exceed 85% of the consolidated Adjusted EBITDA of the Parent and its Subsidiaries determined as at the end of each Fiscal Quarter for the Fiscal Quarter then ended.

"Moody's" means Moodys Investor Services, Inc.

"Mortgage" means, collectively, any deeds of trust, trust deeds, deeds of hypothec and mortgages creating and evidencing an Encumbrance on a real Property that is executed by the Obligors in favor or for the benefit of the Agent on behalf of the Lenders and Issuing Lender in form and substance reasonably to the Agent delivered pursuant to Article 11.

"Multiemployer Plan" means a plan described in Section 4001(a)(3) of ERISA and subject to Title IV of ERISA.

"Net Funded Debt" means, at any measurement date, without duplication, (i) all indebtedness for borrowed money which bears interest plus, without duplication, all Capital Lease obligations and all indebtedness secured by Purchase Money Security Interests and all letters of credit or letters of guarantee issued, but excluding Subordinated Debt which is postponed and subordinated to the Obligations and trade accounts payables and accrued expenses, minus (ii) LCR Cash.

"Net Senior Leverage Ratio" means, for any Four Quarter Period, the ratio of (i) the Net Funded Debt of the Parent and its Subsidiaries as of the end of such period to (ii) the Minimum Security Adjusted EBITDA for such period.

"Non-Arm's Length" and similar phrases have the meaning attributed thereto for the purposes of the Income Tax Act (Canada); and "Arm's Length" shall have the opposite meaning.

"Non-Funding Lender" means any Lender (i) that has failed to fund any payment or Advances required to be made by it hereunder or to purchase all participations required to be purchased by it hereunder and under the Loan Documents, or (ii) that has given verbal or written notice to the Parent, the Agent or any Lender or has otherwise publicly announced that it believes that it will be unable to fund advances under credit arrangements to which it is a party, or (iii) with respect to which one or more Lender-Related Distress Events has occurred, or (iv) with respect to which the Agent or the Issuing Lender has knowledge that such Lender has defaulted in fulfilling its obligations (whether as an agent, lender or letter of credit issuer) under one or more other syndicated credit facilities, or (v) with respect to which the Agent has concluded, acting reasonably, and has advised the Lenders in writing that it is of the view that, there is a reasonable chance that such Lender shall become a "Non-Funding Lender" pursuant to any of (i), (ii) or (iii) above and that such Lender has been deemed a "Non-Funding Lender".

"Obligations" means, with respect to any Obligor, all of its present and future indebtedness, liabilities and obligations of any and every kind, nature or description whatsoever (whether direct or indirect, joint or several or joint and several, absolute or contingent, matured or unmatured, in any currency and whether as principal debtor, guarantor, surety or otherwise, including, without limitation, any interest that accrues thereon after or would accrue thereon but for the commencement of any case, proceeding or other action, whether voluntary or involuntary, relating to the bankruptcy, insolvency or reorganization, whether or not allowed or allowable as a claim in any such case, proceeding or other action) to each of the Agent, the Lenders (and their Affiliates), and any of them under each of the Loan Documents;

"Obligors" means, collectively, the Borrowers and the Guarantors.  As of the Closing Date, the Obligors consist of each of the Persons identified on Schedule 9.01(17).

"OFAC" means The Office of Foreign Assets Control of the US Department of the Treasury.

"Organizational Documents" means, with respect to any Person, such Person's articles or other charter documents, by-laws, shareholder agreement, partnership agreement, joint venture agreement, limited liability company agreement or trust agreement, as applicable, and any and all other similar agreements, documents and instruments relative to such Person.

"Other Connection Taxes" means, with respect to the Agent, any Lender, the Issuing Lender or any other recipient of any payment to be made by or on account of an Obligor hereunder or under any other Loan Document, Taxes imposed as a result of a present or former connection between such person and the jurisdiction imposing such Tax (other than connections arising from such person having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to this Agreement or enforced this Agreement or any other Loan Document, or sold or assigned an interest in any Loan or Loan Document).

"Other Taxes" means all present or future stamp, court or documentary, intangible, recording, filing or similar taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery, performance, registration or enforcement of, from the receipt or perfection of a security interest under, or otherwise with respect to, this Agreement or any other Loan Document.

"Parent" means Points International Ltd.

"Participant" shall have the meaning ascribed to such term in Section 16.04.

"PATRIOT Act" means The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. No. 107-56 (signed into law October 26, 2001)), as amended or modified from time to time.

"Permitted Acquisition" means Acquisitions that comply with the following terms and conditions (unless waived in writing by the Majority Lenders):

(a) the proposed business subject to the Acquisition shall have positive EBITDA for the previous 12- month period unless the aggregate amount of negative EBITDA for the prior 12 month period for such Acquisition together with the amount of negative EBITDA (determined in each case for the 12 months prior to the applicable acquisition date) for all other Acquisitions made within the 12 months prior to such Acquisition would be less than [Redacted];

(b) [Redacted];

(c) at the time of the Acquisition there exists no Default or Event of Default and there shall exist no Default or Event of Default after giving effect to the completion of the Acquisition;

(d) the target shall be in the same line of business as the Business;

(e) the Agent shall receive a certificate from a senior officer of the Parent showing compliance with the financial covenants in Section 10.02  for the most recently ended Fiscal Quarter calculated for the most recently ended twelve month period ending at least 30 days (or 45 days with respect to any month that is the last month of a Fiscal Quarter) before such Acquisition on a Pro Forma Basis as of the date of such acquisition; provided that, for greater certainty, if the Net Senior Leverage Ratio as calculated above on a Pro Forma Basis is greater than 1.70:1.00, then such certificate shall include the Fixed Charge Coverage Ratio;

(f) in the case of each Material Acquisition only, the Agent shall receive pro forma financial statements given effect to such Acquisition and a certificate from a senior officer of the Parent showing compliance with the financial covenants in Section 10.02 for the next four Fiscal Quarters following such Acquisition.

(g) if and to the extent that the Obligors are required to deliver the Security Documents in relation to the Property being acquired through the Acquisition in order to meet the Minimum Security Requirement, the Agent shall be provided with documentation required under Article 11 on the date of such Acquisition for Acquisitions having an purchase price of US$15,000,000 or more and, in all other cases, as soon as practicable and in any event within 30 days of the date of such Acquisition; and

(h) the consent of the Majority Lenders shall have been obtained if the Acquisition is a Material Acquisition.

"Permitted Debt" means:

(a) the Obligations;

(b) Debt in respect of Purchase Money Obligations and Capital Leases in an aggregate outstanding principal amount not to exceed US$6,000,000 in the aggregate at any time;

(c) Guarantees or Financial Assistance by any Obligor of the Debt of any other Obligor provided that the Debt so guaranteed is otherwise permitted hereunder;

(d) Hedge Arrangements;

(e) Debt arising from agreements providing for indemnification, purchase price adjustments (including earn-outs) or similar obligations, in each case incurred or assumed in connection with any Permitted Acquisition;

(f) Permitted Intercompany Debt;

(g) all Contingent Obligations including, without limitation, all purchase commitments, revenue guarantees and similar financial commitments of any Obligor entered into in the ordinary cause of business;

(h) Debt consented to in writing by the Majority Lenders from time to time;

(i) Subordinated Debt;

(j) all premiums (if any), interest (including post-petition interest), fees, expenses, charges and additional interest on Debt described above; and

(k) unsecured Debt so long as (a) no Default or Event of Default has occurred and is continuing immediately prior to the incurrence of such Debt or would occur as a result of the incurrence or assumption of such Debt, and (b) the aggregate principal amount of such unsecured Debt shall not exceed US$6,000,000 at any time.

"Permitted Disposition" means:

(a) Disposition of inventory or equipment in the ordinary course of business;

(b) Dispositions of used, worn-out, obsolete or surplus equipment in the ordinary course of business or equipment being replaced;

(c) abandonment or Disposition of Intellectual Property that is no longer material to the conduct of the business of the Obligors as determined by the Parent in its reasonable business judgment;

(d) Disposition of accounts (including write-offs, discounts and compromises) in the ordinary course of business for purpose of sales or collection;

(e) licenses, sublicenses, leases or subleases (including in respect of Intellectual Property) granted to third parties in the ordinary course of business not interfering with the business of the Obligors in any material respect as determined by the Parent in its reasonable business judgment;

(f) Dispositions resulting from any taking under power of eminent domain or by condemnation or similar proceeding of, any Property of any Obligor;

(g) the swap of assets in the ordinary course of business in exchange for assets of comparable or greater value as reasonably determined by the Parent in good faith or Disposition of Property to the extent such Property is exchanged for credit against the purchase price for similar replacement property and the proceeds of such Disposition are promptly applied to the purchase price of such replacement Property;

(h) Dispositions of Property by (i) any Obligors to any other Obligor or (ii) any Obligor to any other Person that constitutes a Permitted Investment under clause (c) or (d) of the definition thereof;

(i) Dispositions where the aggregate net proceeds of the Disposition made on Arm's Length terms by the Obligors to any Person that is not an Obligor in any Fiscal Year of the Parent does not exceed US$6,000,000 in aggregate (measured at the time of disposition) in any Fiscal Year; provided that no Default or an Event of Default has occurred and is continuing or would result therefrom; and

(j) Dispositions consented to in writing by the Majority Lenders.

"Permitted Encumbrances" means, with respect to the Obligors, the following:

(a) Encumbrances for Taxes, assessments and other governmental charges or levies (i) not yet due or for which installments have been paid based on reasonable estimates pending final assessments or (ii) if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by an Obligor and in respect of which adequate reserves under GAAP are maintained;

(b) undetermined or inchoate liens, rights of distress, privileges, statutory liens, adverse claims and charges incidental to current operations which have not at such time been filed or exercised and of which none of the Lenders has been given notice, or which relate to obligations not due or payable, or the validity of which is being contested diligently and in good faith by appropriate proceedings by an Obligor;

(c) reservations, limitations, provisos and conditions expressed in any original grants from the Crown, or any state, government or freehold lessor or other grants of real or immovable property, or interests therein, which do not materially affect the use of the affected land for the purpose for which it is used by an Obligor;

(d) zoning, land use and building restrictions, by-laws, regulations and ordinances of federal, provincial, state, municipal and other Governmental Authorities, licences, easements, rights-of-way and rights in the nature of easements (including, without limiting the generality of the foregoing, licences, restrictions, easements, servitudes, rights-of-way and rights in the nature of easements for railways, sidewalks, public ways, sewers, drains, gas, steam and water mains or electric light and power, or telephone and telegraph conduits, poles, wires and cables) which do not materially impair the use of the affected land for the purpose for which it is used by an Obligor;

(e) title defects, encroachments or irregularities or other matters relating to title which are of a minor nature and which in the aggregate do not materially impair the use of the affected property for the purpose for which it is used by an Obligor;

(f) the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, licence, franchise, grant or permit acquired by an Obligor or by any statutory provision to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(g) any operating lease or sublease entered into in the ordinary course of business;

(h) carriers', warehousemen's, mechanics', landlords', materialmen's, repairmen's or other similar Encumbrances arising in the ordinary course of business or out of the construction or improvement of any land or arising out of the furnishing of materials or supplies which are not delinquent for more than 90 days or remain payable without penalty or which are being contested in good faith and by appropriate proceedings diligently prosecuted and for which adequate reserves in accordance with GAAP are being maintained;

(i) security given to a public utility or any municipality, Governmental Authority or other public authority when required by such utility or authority in connection with the operations of an Obligor in the ordinary course of its business provided that such security does not materially impair the use of the affected property for the purpose for which it is used by such Obligor;

(j) liens securing appeal bonds or other similar liens arising in connection with court proceedings (including security for costs of litigation where required by law and letters of credit) or any other instrument serving a similar purpose;

(k) the Encumbrance created by a judgment of a court of competent jurisdiction, as long as the judgment is being contested diligently and in good faith by appropriate proceedings or is promptly satisfied by an Obligor and does not result in an Event of Default;

(l) any Encumbrance, pledge of deposits or trust arising in connection with worker's compensation, employment insurance, pension and employment law;

(m) Encumbrances that (a) exist at the time an Obligor, or the subject of such Encumbrances, are acquired by an Obligor, and (b) extend only to the assets acquired or the assets of such Obligor acquired, as applicable;

(n) Encumbrances in favour of credit card processors in the ordinary course of business;

(o) deposits to secure the performance of supplier contracts, bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(p) pledges or deposits of cash or cash equivalent instruments made at a time when no Default or Event of Default has occurred and is continuing for purposes of securing obligations to financial institutions issuing letters of credit to secure obligations under retirement or pension plans or for government reclamation costs;

(q) Encumbrances in favour of any central clearing agency in connection with any Hedge Arrangement or activities undertaken in the ordinary course of the Business;

(r) Encumbrances granted by an Obligor in favour of another Obligor for tax planning purposes;

(s) the Security;

(t) Encumbrances on cash and Cash Equivalents securing obligations under Hedge Agreements provided that the aggregate notional amount applicable to all Obligors under all such Hedge Contracts to which they are party) at any time outstanding shall not exceed US$100,000,000;

(u) Purchase Money Security Interests and Capital Leases, provided that such Encumbrances secure Permitted Debt; and

(v) such other Encumbrances as agreed to in writing by the Majority Lenders in accordance with this Agreement.

"Permitted Intercompany Debt" means Debt owing (a) by an Obligor to another Obligor and (b) by an Obligor to a Subsidiary that is not an Obligor so long as such Debt shall be expressly subordinated to the Obligations on terms satisfactory to the Agent acting reasonably.

"Permitted Investment" means:

(a) Investments in Cash Equivalents and assets that were Cash Equivalents when such Investment was made;

(b) Investments in the Obligors;

(c) Investments made in Subsidiaries of the Parent that are not Obligors in an aggregate original amount not to exceed US$6,000,000 in aggregate (measured at the time such Investments are made) in any Fiscal Year; provided that there exists no Default or Event of Default and there shall exist no Default or Event of Default after giving effect to such Investment;

(d) Investments made in Persons that are not Subsidiaries in an aggregate original amount not to exceed US$6,000,000 in aggregate (measured at the time such Investments are made) in any Fiscal Year; provided that there exists no Default or Event of Default and there shall exist no Default or Event of Default after giving effect to such Investment;

(e) loans and advances to directors, officers, managers and employees of any Obligor (i) for reasonable and customary business-related travel, entertainment, relocation and analogous ordinary course of business expenses in an original amount not to exceed US$500,000 in the aggregate (measured at the time each loan or advance is made) at any time, (ii) in the form of advances of payroll payments in the ordinary course of business and (iii) in connection with such Person's purchase of Equity Interests of the Parent provided that the amount of such loans and advances shall be contributed to the Parent in cash as common equity;

(f) Permitted Acquisitions; and

(g) Investments consented to in writing by the Majority Lenders.

"Person" means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

"PPSA" means the Personal Property Security Act (Ontario), as amended, re-enacted or replaced from time to time.

"Pricing Date" is defined in the definition of "Applicable Margin".

"Prime Rate" means a fluctuating rate of interest per annum, expressed on the basis of a year of 365 or 366 days, as applicable, which is equal at all times to the greater of (a) the base rate of interest (however designated) of the Agent (or the Swingline Lender in the case of the Swingline Facility) for determining interest chargeable by it on Canadian Dollar commercial loans made in Canada; and (b) 1.00% above CDOR from time to time for one month Canadian Dollar bankers' acceptances having a face amount comparable to the face amount in respect of which the applicable Prime Rate calculation is being made.

"Prime Rate Advance" means an Advance in Canadian Dollars made by the Lenders to the applicable Borrower with respect to which such Borrower has specified that interest is to be calculated by reference to the Prime Rate.

"Prime Rate Margin" means, for any period, the percentage rate per annum applicable to that period as indicated below the reference to "Prime Rate Margin" in the pricing grid in the definition of "Applicable Margin".

"Priority Payables" means, with respect to any Person, any amount payable by such Person, the payment of which gives rise to an Encumbrance which by operation of law ranks prior to or pari passu with the Encumbrances created by the Security, including any Encumbrances for amounts owing for wages, vacation pay, severance pay, employee deductions, Wage Earner Protection Program Act (Canada) obligations, sales tax, excise tax, income tax, workers compensation, government royalties, pension fund obligations (including any pension deficit), and other similar statutory claims.

"Pro Forma Basis" means, with respect to any determination for any period of the most recent twelve consecutive fiscal months for which financial statements are required to be delivered hereunder, any transaction which is required to be calculated on a Pro Forma Basis by the terms of this Agreement, that such determination shall be made by giving pro forma effect to each such transaction, as if each such transaction had been consummated on the first day of such period.

"Property" means, with respect to any Person, all or any portion of its undertaking, property and assets, both real and personal, including for greater certainty any share in the capital of a corporation or ownership interest in any other Person.

"Proportionate Share" means in respect of each Lender from time to time, (a) with respect to a Credit Facility or all Credit Facilities, the percentage of each Credit Facility or of all Credit Facilities, as the case may be, which a Lender has agreed to advance to a Borrower, determined by dividing the Lender's Commitment in respect of each Credit Facility or of all Credit Facilities, as the case may be, by the aggregate of all of the Lenders' Commitments with respect to such Credit Facility or all Credit Facilities, as the case may be, and, with respect to an Advance, means the Proportionate Share of the Credit Facility under which such Advance is made, in each case net of the Commitment under the Swingline Facility and, (b) with respect to the Obligations, pro rata in accordance with the aggregate unpaid amount of the Obligations owed to such Lender.

"Purchase Money Security Interest" means an Encumbrance created or assumed by an Obligor securing a Purchase Money Obligation.

"Purchase Money Obligations" means, in respect of any Person, any Debt incurred to finance the unpaid acquisition price of Property provided (but, for certainty, excluding Equity Interests or in connection with an Acquisition) that in each case (a) such Debt is secured by an Encumbrance (i) created on or prior to the acquisition of such Property; and (ii) that does not at any time encumber any Property other than the Property financed or refinanced (to the extent the principal amount is not increased) by such Debt and proceeds thereof, (b) the principal amount of Debt secured by an Encumbrance securing such Property is not increased subsequent to such acquisition, and (c) the principal amount of Debt secured by any such Encumbrance securing such Property at no time exceeds 100% of the original acquisition price of such Property at the time it was acquired.

"RBC" means Royal Bank of Canada.

"Register" has the meaning set for in Section 16.03.

"Related Parties" means, with respect to any Person, such Person's directors, officers, employees and agents.

"Relevant Jurisdiction" means, from time to time, with respect to a Person that is granting Security hereunder, any province or territory of Canada, any state of the United States or any other country, political subdivision thereof, in which such Person has its jurisdiction of formation, chief executive office or chief place of business or has tangible Property (other than Property in transit) and, for greater certainty, at the Closing Date includes the provinces set forth in Schedule 9.01(18) attached hereto.

"Repayment Notice" means the notice substantially in the form annexed hereto as Schedule C.

"Revenue Code" means the United States Internal Revenue Code of 1986, as amended from time to time, or any successor statute thereto, and the regulations and published interpretations thereof.

"Revolving Facility" has the meaning set forth in Section 2.01(1).

"Revolving Lenders" means those Lenders designated as such in Schedule A annexed hereto providing the Revolving Facility to the Borrowers pursuant to this Agreement, and their successors and permitted assigns.

"Rollover" means a rollover of a maturing BA Rate Advance into a new BA Rate Advance, or the rollover of a maturing LIBOR Advance into a new LIBOR Advance or the rollover of a maturing EURIBOR Advance into a new EURIBOR Advance.

"Rollover Date" means the date of commencement of a new Interest Period applicable to a BA Rate Advance, a LIBOR Advance or a EURIBOR Advance that is being rolled over.

"Rollover Notice" means the Notice of Request for Advance substantially in the form annexed hereto as Schedule B to be given to the Agent by the applicable Borrower in connection with the Rollover of a BA Rate Advance or a LIBOR Advance or a EURIBOR Advance pursuant to Section 2.06.

"Sanctioned Entity" means (a) a country or a government of a country, (b) an agency of the government of a country, (c) an organization directly or indirectly controlled by a country or its government, (d) a Person resident in or determined to be resident in a country, in each case, that is subject to a country sanctions program administered and enforced by OFAC or similar program administered under Canadian Sanctions Laws;

"Sanctioned Person" means a person named on the list of Specially Designated Nationals and Blocked Persons List maintained by OFAC or Section 1 of Executive Order 13224 of September 23, 2001 Blocking and Prohibiting Transactions With Persons Who Commit, Threaten to Commit or Support Terrorism (66 Fed. Reg. 49079 (2001)) or any similar list maintained under Canadian Sanctions Laws;

"Sanctions Laws" has the meaning set forth in Section 9.01(28).

"Security" means all security (including guarantees) held from time to time by or on behalf of the Lenders or the Agent on behalf of the Lenders, securing or intended to secure directly or indirectly repayment of the Obligations and includes, without limitation, all security described in Article 11.

"Security Documents" means the documents referred to in Article 11.

"S&P" means Standard & Poor's Financial Services LLC.

"Subsidiary" means, at any time, as to any Person, any other Person, if at such time the first mentioned Person owns, directly or indirectly, securities or other ownership interests in such other Person, having ordinary voting power to elect a majority of the board of directors or persons performing similar functions for such other Person, and shall include any other Person in like relationship to a Subsidiary of such first mentioned Person.

"Subordinated Debt" means Debt that has a term to maturity greater than 91 days following the Maturity Date at the time such Debt is incurred and is subject to subordination, postponement, and intercreditor agreements reasonably satisfactory to the Agent.

"Swingline Commitment" means an amount equal US$5,000,000.

"Swingline Facility" has the meaning set forth in Section 2.02(1).

"Swingline Lender" means RBC or such other Lender as may be jointly designated as the Swingline Lender by the Agent and the Parent.

"Swingline Loan" has the meaning set forth in Section 2.02(2).

[Redacted]

"TARGET Business Day" shall mean any day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System is open.

"Taxes" means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

"Transactions" means the entering into of this Agreement and the transactions related thereto.

"UCC" means the Uniform Commercial Code.

"Unfinanced Capital Expenditures" means Capital Expenditures, excluding those (i) funded with the proceeds of (a) any Debt, other than Advances under the Revolving Facility, (b) dispositions and casualty events that are reinvested in accordance with the terms hereof, (c) the issuance or transfer of Equity Interests, or (d) with respect to any equipment, (x)(A) used or surplus equipment traded in at the time of such purchase and (B) a concurrent sale of used or surplus equipment, in each case, in the ordinary course of business or (y) the purchase price of equipment that is purchased substantially contemporaneously with the trade-in of existing equipment to the extent that the gross amount of such price is reduced by the credit granted by the seller of such equipment for the equipment being traded in at such time, and (ii) reimbursed by a third party.

"United States Bankruptcy Code" means Title 11 of the United State Code, as amended, or any similar federal or state law for the relief of debtors.

"United States Dollars", "US Dollars", "US$" and "$" means the lawful money of the United States of America.

"US Base Rate" means, at any time, the rate of interest per annum equal to the greater of:

(a) the rate of interest per annum which determined by the Agent from time to time as the reference rate of interest for loans in U.S. Dollars to its Canadian borrowers; and

(b) the sum of (i) the Federal Funds Effective Rate and (ii) 1/2 of 1.00% per annum and (c) the sum of (i) the LIBO Rate for an Interest Period of one month and (ii) 1.00% per annum;

"US Base Rate Advance" means an Advance in United States Dollars made by the Lenders to the applicable Borrower with respect to which such Borrower has specified that interest is to be calculated by a reference to US Base Rate.

"US Base Rate Margin" means, for any period, the percentage rate per annum applicable to that period as indicated below the reference to "US Base Rate Margin" in the pricing grid in the definition of "Applicable Margin".

"US Obligor" means any Obligor existing pursuant to the laws of the United States of America, any State thereof or the District of Columbia.

"US Pension Plan" means any employee pension benefit plan covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Revenue Code (other than a Multiemployer Plan) that either (i) is sponsored or maintained by the Obligors or any of them, or (ii) with respect to which an Obligor has liability (including on account of its membership in a Controlled Group).

1.02 Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.03 Accounting Practices

All calculations for the purposes of determining compliance with the financial ratios and financial covenants contained in this Agreement will be made on a basis consistent with GAAP as it exists on the date of this Agreement and used in the preparation of the consolidated financial statements of the Borrower for its financial year ended December 31, 2018.  In the event of a change in such GAAP, the Borrower and the Majority Lenders will negotiate in good faith to revise (if appropriate) such ratios and covenants to reflect GAAP as then in effect.  Pending such agreement, the financial covenants set out in Section 10.02 shall continue to be calculated in accordance with GAAP in effect prior to such change and the Borrower will provide a reconciliation showing changes from the results set out in its financial statements that are required to be made in order to make such the calculations.

1.04 Permitted Encumbrances

The inclusion of reference to Permitted Encumbrances in any Loan Document is not intended to subordinate and shall not subordinate, and shall not be interpreted as subordinating, any Encumbrance created by any of the Security to any Permitted Encumbrance; provided that the foregoing statement is not intended to limit the ability of the Obligors to grant, permit or suffer to exist any Permitted Encumbrance which by its terms affords the beneficiary or holder thereof priority over the Security and a Permitted Encumbrance shall not be restricted or prohibited under any Loan Document if and to the extent it does in fact have a higher ranking or priority (however arising) than the Security.

1.05 Currency

Unless otherwise specified in this Agreement, all references to dollar amounts (without further description) will mean United States Dollars.

1.06 Paramountcy

In the event of a conflict in or between the provisions of this Agreement and the provisions of any Schedule annexed hereto or any of the other Loan Documents then, notwithstanding anything contained in such Schedule or other Loan Document, the provisions of this Agreement will prevail and the provisions of such Schedule or other Loan Document will be deemed to be amended to the extent necessary to eliminate such conflict.  In particular, if any act or omission of an Obligor is expressly permitted under this Agreement but is expressly prohibited under any Schedule annexed hereto or another Loan Document, such act or omission shall be permitted.  If any act or omission is expressly prohibited under any Schedule annexed hereto or a Loan Document (other than this Agreement), but this Agreement does not expressly permit such act or omission, or if any act is expressly required to be performed under such Schedule or such Loan Document but this Agreement does not expressly relieve the applicable Obligor from such performance, such circumstance shall not constitute a conflict in or between the provisions of this Agreement and the provisions of such Schedule or Loan Document.  If the subject matter of any particular provision of this Agreement is also addressed in any other Loan Document, the provisions of this Agreement shall govern to the exclusion of the corollary provision in such other Loan Document regardless of whether the scope of the two provisions may differ and in such case the corollary provision in the Loan Document other than this Agreement shall not be binding on any Obligor and be of no force and effect.

1.07 Non-Business Days

Unless otherwise expressly provided in this Agreement, whenever any payment is stated to be due on a day other than a Business Day, the payment will be made on the immediately following Business Day.  Notwithstanding the foregoing, if with respect to any payment of principal or interest on a LIBOR Advance or a EURIBOR Advance the succeeding Business Day falls in the next calendar month, the due date for payment of such principal or interest shall be the next preceding Business Day.  Unless otherwise expressly provided in this Agreement, whenever any action to be taken is stated or scheduled to be required to be taken on, or (except with respect to the calculation of interest or fees) any period of time is stated or scheduled to commence or terminate on, a day other than a Business Day, the action will be taken or the period of time will commence or terminate, as the case may be, on the immediately following Business Day.

1.08 Interest Payments and Calculations

(1) All interest payments to be made under this Agreement will be paid without allowance or deduction for deemed re-investment or otherwise, both before and after maturity and before and after default and/or judgment, if any, until payment of the amount on which such interest is accruing, and interest will accrue on overdue interest, if any.

(2) Unless otherwise stated, wherever in this Agreement reference is made to a rate of interest or rate of fees "per annum" or a similar expression is used, such interest or fees will be calculated on the basis of a calendar year of 365 days or 366 days, as the case may be, and using the nominal rate method of calculation, and will not be calculated using the effective rate method of calculation or on any other basis that gives effect to the principle of deemed re-investment of interest.

(3) For the purposes of the Interest Act (Canada) and disclosure under such act, whenever interest to be paid under this Agreement is to be calculated on the basis of a year of 360 or 365 days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by either 360 or 365 or such other period of time, as the case may be.

(4) Unless expressly agreed otherwise under this Agreement, the Agent shall calculate all fees and interest, including without limitation standby fees and agency fees.  For greater certainty all such calculations shall be without duplication of any day such that neither interest nor fees shall be calculated in respect of the same day twice.

(5) Notwithstanding anything herein to the contrary, in no event shall any interest rate or rates referred to herein (together with other fees payable hereunder which are construed by a court of competent jurisdiction to be interest or in the nature of interest) exceed the maximum interest rate permitted by Applicable Law (including without limitation the Criminal Code).  If such maximum interest rate would be exceeded by the terms hereof, the rates of interest payable hereunder shall be reduced to the extent necessary so that such rates (together with other fees which are construed by a court of competent jurisdiction to be interest or in the nature of interest) equal the maximum interest rate permitted by Applicable Law, and any overpayment of interest received by the Agent or the Lenders theretofore shall be applied, forthwith after determination of such overpayment, to pay all then outstanding interest, and thereafter to pay outstanding principal, as if the same were a prepayment of principal and treated accordingly hereunder.

1.09 Determinations By the Borrowers

Unless otherwise specified herein, all provisions contained herein requiring a Borrower to make a determination or assessment of any event or circumstance or other matter to the best of its knowledge shall be deemed to require such Borrower to make all inquiries and investigations as may be reasonable in the circumstances before making any such determination or assessment.

1.10 Terms Generally

The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation".  The word "will" shall be construed to have the same meaning and effect as the word "shall".  Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein (including this Agreement) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, restated or otherwise modified (subject to any restrictions on such amendments, supplements, restatements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person's successors and permitted assigns, (c) the words "herein", "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) unless otherwise expressly stated, all references in this Agreement to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, (e) any reference to any law or regulation herein shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time and (f) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

1.11 Quebec Interpretation

For purposes of any assets, liabilities or entities located in the Province of Québec and for all other purposes pursuant to which the interpretation or construction of this Agreement may be subject to the laws of the Province of Québec or a court or tribunal exercising jurisdiction in the Province of Québec, (a) "personal property" shall include "movable property", (b) "real property" or "real estate" shall include "immovable property", (c) "tangible property" shall include "corporeal property", (d) "intangible property" shall include "incorporeal property", (e) "security interest", "mortgage" and "lien" shall include a "hypothec", "right of retention", "prior claim" and a resolutory clause, (f) all references to filing, perfection, priority, remedies, registering or recording under the Uniform Commercial Code or a Personal Property Security Act shall include publication under the Civil Code of Québec, (g) all references to "perfection" of or "perfected" liens or security shall include a reference to an "opposable" or "set up" lien or security as against third parties, (h) any "right of offset", "right of setoff" or similar expression shall include a "right of compensation", (i) "goods" shall include "corporeal movable property" other than chattel paper, documents of title, instruments, money and securities, (j) an "agent" shall include a "mandatary", (k) "construction liens" shall include "legal hypothecs"; (l) "joint and several" shall include "solidary"; (m) "gross negligence or willful misconduct" shall be deemed to be "intentional or gross fault"; (n) "beneficial ownership" shall include "ownership on behalf of another as mandatary"; (o) "easement" shall include "servitude"; (p) "priority" shall include "prior claim"; (q) "survey" shall include "certificate of location and plan"; (r) "state" shall include "province"; (s) "fee simple title" shall include "absolute ownership"; (t) "accounts" shall include "claims". The parties hereto confirm that it is their wish that this Agreement and any other document executed in connection with the transactions contemplated herein be drawn up in the English language and that all other documents contemplated thereunder or relating thereto, including notices, may also be drawn up in the English language. Les parties aux présentes confirment leur volonté que cette convention et les autres documents de crédit y relatifs soient rédigés en langue anglaise et que tous les documents, y compris tous avis envisagés par cette convention et les autres documents peuvent être rédigés en langue anglaise.

1.12 Schedules

The following are the Schedules annexed hereto and incorporated by reference and deemed to be part hereof:

Schedule A - Lenders and Commitments

Schedule B - Notice of Request for Advance

Schedule C - Repayment Notice

Schedule D - Compliance Certificate

Schedule E -  Assignment and Assumption

Schedule F -  Loan Pricing Corporation Information

Schedule 9.01(10) - Litigation

Schedule 9.01(13) - Insurance Policies

Schedule 9.01(17) - Corporate Structure

Schedule 9.01(18) - Relevant Jurisdictions

Schedule 9.01(19) - Intellectual Property

Schedule 9.01(20) - Material Contracts and Material Licences

Schedule 9.01(24) - Non-Arm's Length Transactions

ARTICLE 2- THE CREDIT FACILITIES

2.01 Revolving Facility

(1) Subject to the terms and conditions of this Agreement, the Revolving Lenders establish (on a several and not joint or joint and several basis) in favour of the Borrowers a revolving credit facility (the "Revolving Facility") in an amount (including Advances made in United States Dollars and the Equivalent Amount in United States Dollars of Advances made in Canadian Dollars) not to exceed the Aggregate Revolving Commitment which, as of the Closing Date, is US$50,000,000.

(2) The Revolving Facility shall include a swingline facility in an amount (including Advances made in United States Dollars and the Equivalent Amount in United States Dollars of Advances made in Canadian Dollars) not to exceed the Swingline Commitment to be made available by the Swingline Lender to the Borrowers pursuant to the Swingline Facility.  The aggregate of all outstanding Advances under the Revolving Facility shall at no time exceed the maximum permitted amount provided for herein.

2.02 Swingline Facility

(1) Subject to the terms and conditions of this Agreement, the Swingline Lender establishes in favour of the Borrowers a revolving credit facility which is part of the Revolving Facility in an amount (including Advances made in United States Dollars and the Equivalent Amount in United States Dollars of Advances made in Canadian Dollars) up to the Swingline Commitment which, as of the date hereof, is US$5,000,000, on the terms set forth in this Section 2.02 (the "Swingline Facility").

(2) At any time that the Borrowers would be entitled to obtain Prime Rate Advances and US Base Rate Advances, as the case may be, under the Revolving Facility, the Borrowers shall be entitled to draw cheques on their respective Cdn. Dollar chequing accounts and US Dollar chequing accounts, as the case may be, maintained from time to time with the Swingline Lender at the Agent's Payment Branch (or in such other accounts with the Swingline Lender at such other branch of the Swingline Lender as may be agreed upon by the Swingline Lender and the applicable Borrower from time to time).  The debit balance from time to time in any such Canadian Dollar accounts shall be deemed to be a Prime Rate Advance outstanding to the applicable Borrowers from the Swingline Lender under the Revolving Facility.  The debit balance from time to time in any such US Dollar accounts shall be deemed to be a US Base Rate Advance outstanding to the applicable Borrower from the Swingline Lender under the Revolving Facility.  A Prime Rate Advance or a US Base Rate Advance from the Swingline Lender as contemplated by this subsection, prior to such time as such Advance is repaid as contemplated by Section 2.02(4) or purchased as contemplated by Section 2.02(5), is referred to as a "Swingline Loan".

(3) The outstanding amount (including Advances made in United States Dollars and the Equivalent Amount in United States Dollars of Advances made in Canadian Dollars) of all Swingline Loans at any time shall not exceed the lesser of:

(a) the Swingline Commitment; and

(b) the amount, if any, by which the Aggregate Revolving Commitment at such time, exceeds the amount (including Advances made in United States Dollars and the Equivalent Amount in United States Dollars of Advances made in Canadian Dollars) of all Advances (other than Swingline Loans) outstanding at such time under the Revolving Facility.

(4) The Swingline Lender may (but shall not be obliged to) deliver a written notice to the Agent (which shall thereupon deliver a similar notice to each of the Revolving Lenders) and to a Borrower, or the Agent may itself (but shall not be obliged to) deliver a written notice to each of the Revolving Lenders and to such Borrower requiring repayment of the Swingline Loans owing by it from time to time.  Such Borrower shall be deemed to have given at such time a Drawdown Notice to the Agent requesting Prime Rate Advances and US Base Rate Advances, as applicable, under the Revolving Facility in an aggregate amount equal to the amount of such Swingline Loans and subject to the provisions of Section 2.06(4).  The Revolving Lenders shall thereupon (irrespective of whether any condition precedent to an Advance has been satisfied, whether the amount of such Advance to be made available under the Revolving Facility is less than, equal to or more than the minimum amount, if any, of an Advance required to be included in an Advance constituting such type of Advance under this Agreement, whether any Default or Event of Default has occurred or is continuing or whether any acceleration or enforcement action (including any termination of the Credit Facilities and the Commitments) has occurred or commenced under any of the Loan Documents or otherwise or whether the Maturity Date has occurred) make such Prime Rate Advance and US Base Rate Advance, as applicable, under the Revolving Facility and the Agent shall apply the proceeds thereof in repayment of such Swingline Loans.  The Agent shall promptly notify the applicable Borrower of any such Prime Rate Advances and US Base Rate Advances, and such Borrower agrees to accept each such Prime Rate Advance and US Base Rate Advance under the Revolving Facility and hereby irrevocably authorizes and directs the Agent to apply the proceeds thereof in payment of the applicable Swingline Loan. Each Swingline Loan shall be repaid in full on the last Business Day of each week.

(5) Without limiting Section 2.02(4), on the Maturity Date, or if an Event of Default has occurred and is continuing, each of the Revolving Lenders agrees that it will purchase from the Swingline Lender, and the Swingline Lender agrees that it shall sell to such Revolving Lenders, for cash, at par, without representation or warranty from or recourse against the Swingline Lender (and irrespective of whether any condition precedent to an Advance has been satisfied, any Default or Event of Default has occurred or is continuing or whether any acceleration or enforcement action (including any termination of the Credit Facilities and the Commitments) has occurred or been commenced under any of the Loan Documents or otherwise or whether the Maturity Date has occurred), on a rateable basis, an undivided interest in all Swingline Loans and all Letters of Credit then outstanding (provided that that no Lender shall be required to purchase such Swingline Loans and Letters of Credit to the extent that such purchase would cause the amount of its Advances to exceed its Commitment under the Revolving Facility).  The Agent, upon consultation with the applicable Lenders, shall have the power to settle any documentation required to evidence any such purchase and, if deemed advisable by the Agent, to execute any document as attorney for any Lender in order to complete any such purchase.  The Borrowers and the Revolving Lenders acknowledge that the foregoing arrangements are to be settled by the Revolving Lenders among themselves, and the Borrowers expressly consent to the foregoing arrangements among such Lenders.

(6) So long as the Swingline Lender continues to be a Revolving Lender, each of the Revolving Lenders agrees to indemnify and save harmless the Swingline Lender on a rateable basis against all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses, payments or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Swingline Lender in any way related to or arising out of any Letter of Credit issued by the Swingline Lender (except for any such liabilities to the extent that they result from the gross negligence or wilful misconduct of the Swingline Lender).

(7) So long as a replacement Swingline Lender reasonably acceptable to the Borrowers has been identified and has agreed to assume the responsibilities of the Swingline Lender, any Swingline Lender may resign as a Swingline Lender upon thirty (30) days' prior written notice to the Agent, the applicable Revolving Lenders and the Borrowers.  In addition, the Borrowers may terminate the appointment of any Swingline Lender as a "Swingline Lender" hereunder by providing a written notice thereof to such Swingline Lender, with a copy to the Agent.  Any such termination by the Borrowers shall become effective upon the earlier of (i) such Swingline Lender's acknowledging receipt of such notice and (ii) the fifth (5th) Business Day following the date of the delivery thereof, provided that no such termination shall become effective until and unless the total aggregate principal amount of all Advances made by such Swingline Lender shall have been reduced to zero.  Notwithstanding the effectiveness of any such termination, the terminated Swingline Lender shall remain a party hereto and shall continue to have all the rights of a Swingline Lender under this Agreement with respect to Swingline Loans made by it prior to such termination, but shall not make any additional Swingline Loans.

2.03 Purpose of Credit Facilities

Advances under the Credit Facilities shall only be used by the Borrowers for working capital needs, Permitted Acquisitions, capital expenditures and other general corporate purposes of the Parent and its Subsidiaries and costs related to the Transactions.

2.04 Manner of Borrowing

(1) The Borrowers may, subject to the terms hereof, make Drawdowns, Conversions and Rollovers as applicable, under the Revolving Facility in United States Dollars, by way of US Base Rate Advances and LIBOR Advances, in Euros by way of EURIBOR Advances and in Canadian Dollars by way of Prime Rate Advances and BA Rate Advances and Letters of Credit in US Dollars, Canadian Dollars, Euros and such other currencies agreed to by the Issuing Lender.  The Borrowers shall have the option, subject to the terms and conditions hereof, to determine which types of Advances shall be drawn down and in which combinations or proportions.

(2) The Borrowers may make Drawdowns under the Swingline Facility in (i) Canadian Dollars by way of Prime Rate Advances, and (ii) United States Dollars by way of US Base Rate Advances.

(3) Letters of Credit may not exceed an aggregate face value of US$10,000,000.

2.05 Nature of the Credit Facilities

Subject to the terms and conditions hereof, each of the Revolving Facility and the Swingline Facility is a revolving credit and, accordingly, the Borrowers may increase or decrease Advances under the Revolving Facility and the Swingline Facility by making Drawdowns, repayments and further Drawdowns of the amount of Advances that have been repaid.

2.06 Drawdowns, Conversions and Rollovers

(1) Subject to the provisions of this Agreement, the Borrowers may (i) make Drawdowns hereunder; (ii) convert the whole or any part of any type of Advance into any other type of Advance; or (iii) may roll over any BA Rate Advance, LIBOR Advance or EURIBOR Advance on the last day of the applicable Interest Period thereof or extend Letters of Credit in accordance with their terms, by giving the Agent a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be.

(2) In the case of a Drawdown, Conversion or Rollover, the applicable Borrower shall give the Agent a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, three (3) Business Days in the cases of LIBOR Advances, EURIBOR Advances and Letters of Credit), two (2) Business Days in the case of BA Rate Advances, and one (1) Business Day in the case of all other Advances, prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be.

(3) Each Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, shall be delivered by the Borrowers on a Business Day on or prior to 12:00 noon. (Toronto time) to the Agent.

(4) Each Drawdown, Conversion or Rollover under the Credit Facilities shall (i) in the case of Prime Rate Advances, be in a minimum principal amount of Cdn.$500,000 and in whole multiples of Cdn.$100,000; (ii) in the case of BA Rate Advances, be in a minimum principal amount of Cdn.$1,000,000 and in whole multiples of Cdn.$100,000; (iii) in the case of US Base Rate Advances, be in a minimum principal amount of US$500,000 and in whole multiples of US$100,000; (iv) in the case of LIBOR Advances, be in a minimum principal amount of US$1,000,000 and in whole multiples of US$100,000 and (v) in the case of EURIBOR Advances, be in a minimum principal amount of €1,000,000 and in whole multiples of €100,000.

(5) If a Borrower fails to specify a type of Advance in a Drawdown Notice or fails to give a timely notice requesting a Conversion or Rollover, then the applicable Advances shall be made as, or converted to, Prime Rate Advances in the case of Canadian Dollar denominated Advances, and US Base Rate Advances in the case of US Dollar denominated Advances.  Any such automatic conversion to US Base Rate Advances shall be effective as of the last day of the Interest Period then in effect with respect to the applicable LIBOR Advances.  If a Borrower requests a Drawdown, Conversion or Rollover of LIBOR Advances or EURIBOR Advances, but fails to specify an Interest Period with respect to such LIBOR Advance or EURIBOR Advance, as applicable, it will be deemed to have specified an Interest Period of one (1) month.  Any such automatic conversion to Prime Rate Advances shall be effective as of the last day of the Interest Period then in effect with respect to the applicable BA Rate Advance.  If the Borrower requests a Drawdown, Conversion or Rollover of BA Rate Advances, but fails to specify an Interest Period with respect to such BA Rate Advance, it will be deemed to have specified an Interest Period of one (1) month.  For the avoidance of doubt, the Borrower and Lenders acknowledge and agree that any Conversion or Rollover of an existing Advance shall be deemed to be a continuation of that Advance with a converted interest rate methodology and not a new Advance.

(6) The provisions of Section 2.06 do not apply to Swingline Loans.

2.07 Agent's Obligations with Respect to Advances

Upon receipt of a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, the Agent shall forthwith notify the Lenders of the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, of each Lender's Proportionate Share of such Advance and, if applicable, the account of the Agent to which each Lender's Proportionate Share is to be credited.

2.08 Lenders' and Agent's Obligations with Respect to Advances

Each Lender shall, prior to noon (Toronto time) on the Drawdown Date, Conversion Date or Rollover Date, as the case may be, specified by the Borrower in a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, credit the Agent's account specified in the Agent's notice given under Section 2.07 with such Lender's Proportionate Share of such Advance and by noon (Toronto time) on the same date the Agent shall make available the full amount of the amounts so credited to the applicable Borrower.

2.09 Irrevocability

A Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, given by the Borrower hereunder shall be irrevocable and shall oblige the Borrower to take the action contemplated on the date specified therein.

2.10 Cancellation or Permanent Reduction of the Revolving Facility

The Borrower may, at any time, upon giving at least five (5) Business Days prior notice to the Agent, cancel in full or, from time to time, permanently reduce in whole or in part the Revolving Facility; provided, however that any reduction shall be in a minimum amount of US$1,000,000 and increments of US$100,000 thereafter.  If the Revolving Facility is so reduced, the Commitments of each of the Revolving Lenders, shall be reduced pro rata in the same proportion that the amount of the reduction in the Revolving Facility, bears to the then current Commitments of the Revolving Lenders in effect immediately prior to such reduction.

2.11 Termination of LIBOR Advances/EURIBOR Advances/BA Rate Advances

(A)    If, in connection with any LIBOR Advance, EURIBOR Advance or BA Rate Advance, the Majority Lenders shall determine in good faith and notify the Agent (who in turn shall notify the Borrowers) that (i) by reason of circumstances affecting financial markets inside or outside Canada, deposits of Dollars, or Euro, as applicable, are unavailable to such Lenders; (ii) adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided in the definition of LIBOR Rate, EURIBOR Rate or BA Rate, as applicable; (iii) the making or continuation of any LIBOR Advance, EURIBOR Advance or BA Rate Advance to the Borrowers has been made impracticable (y) by the occurrence of a contingency (other than a mere increase in rates payable by such Lenders to fund the Advance) which adversely affects funding at any interest rate computed on the basis of the LIBOR Rate, EURIBOR Rate or BA Rate, as applicable, or (z) by reason of a change since the date of this Agreement in any Applicable Law or in the interpretation thereof by any Governmental Authority which affects such Lenders and which results in the LIBOR Rate, EURIBOR Rate or BA Rate, as applicable, no longer representing the effective cost to such Lenders of deposits in such market; or (iv) any change in Applicable Law has made it unlawful for such Lenders to make or maintain or to give effect to its obligations in respect of LIBOR Advances, EURIBOR Advances or BA Rate Advance, as applicable, as contemplated hereby, then:

(1) the right of the Borrowers to select any such type of Advance shall be suspended from the date of such notice thereof by such Majority Lenders to the Agent until the Majority Lenders determine, and have given notice of such determination to the Agent, that the circumstances causing the suspension no longer exist (which they shall do as soon as practicable thereafter);

(2) if any such type of Advance is not yet outstanding, any applicable Drawdown Notice, Conversion Notice or Rollover Notice shall be suspended from the date of notice thereof to the Agent until the Majority Lenders determine, and have given notice of such determination to the Agent, that the circumstances causing the suspension no longer exist (which they shall do as soon as practicable thereafter);

(3) if any applicable LIBOR Rate or EURIBOR Rate is already outstanding at any time when the right of a Borrower to select a LIBOR Rate or EURIBOR Rate, as applicable, is suspended, then all such LIBOR Advances and EURIBOR Advance, as applicable, shall be converted automatically into a US Base Rate Advance on the last day of the then current Interest Period applicable thereto (or on such earlier date as may be required to comply with any Applicable Law, rule or regulation in a principal amount equal to the amount (or Equivalent Amount in the case of EURIBOR Advances) in United States Dollars of such maturing LIBOR Rate or EURIBOR Rate, if and as applicable, determined on the date of conversion thereof;

(4) if any applicable BA Rate Advances are already outstanding at any time when the right of a Borrower to select a BA Rate Advance, is suspended, all such BA Rate Advances shall be converted automatically into a Prime Rate Advance on the last day of the then current Interest Period applicable thereto (or on such earlier date as may be required to comply with any Applicable Law, rule or regulation);

(5) the Agent shall actively consult with the Lenders during such suspension period in an effort to determine if and when the circumstances giving rise to such suspension no longer exist and shall notify the Borrowers forthwith upon such circumstances no longer existing such that LIBOR Advances and EURIBOR Advances will be available once again.

(B) notwithstanding anything to the contrary in this Agreement (including this Section 2.11), if the Agent determines (which determination shall be final, conclusive and binding upon the Borrowers absent manifest error), or the Borrowers or the Majority Lenders notify the Agent (with, in the case of the Majority Lenders, a copy to the Borrowers) that the Borrowers or the Majority Lenders (as applicable) have determined, that:

(i) adequate and reasonable means do not exist for ascertaining LIBO Rate for any requested Interest Period, including because the Reuters Screen LIBOR01 Page (or any display substitutes therefor) of Reuters Limited (or any successor thereof or Affiliate thereof) (collectively, the "LIBO Screen Rate") is not available or published on a current basis and such circumstances are unlikely to be temporary; or

(ii) the administrator of the LIBO Screen Rate or a Governmental Authority having jurisdiction over the Agent has made a public statement identifying a specific date after which the LIBO Screen Rate shall no longer be made available, or used for determining the interest rate of loans (such specific date, the "LIBO Scheduled Unavailability Date"); or

(iii) the LIBO Rate is no longer the market standard benchmark rate for US Dollar denominated loans;

then, reasonably promptly after such determination by the Agent or receipt by the Agent of such notice, as applicable, the Agent and the Borrowers may amend this Agreement to replace the LIBO Rate with an alternate benchmark rate selected by the Agent and the Borrowers (including any mathematical or other adjustments to the benchmark (if any) incorporated therein), giving due consideration to but without being bound by any evolving or then existing convention for similar multi-currency syndicated credit facilities for such alternative benchmarks (any such proposed rate, a "LIBO Successor Rate"), together with any proposed LIBO Successor Rate Conforming Changes, and any such amendment shall become effective at 5:00 p.m., Toronto time, on the fifth Business Day after the Agent shall have posted such proposed amendment to all Lenders and the Borrowers unless, prior to such time, the Lenders comprising the Majority Lenders have delivered to the Agent written notice that the Majority Lenders do not accept such amendment

(6) if no LIBO Successor Rate has been determined and the circumstances under Section 2.11(B)(i) exist or the LIBO Scheduled Unavailability Date has occurred, the Agent will promptly so notify the Borrowers and each Lender.  Thereafter, the obligation of the Lenders to make or maintain any LIBO Rate Loan shall be suspended.  Upon receipt of such notice, (A) the Borrowers may revoke any pending request for a conversion to or rollover of such LIBO Rate Loan (to the extent of the affected LIBO Rate Loan or Interest Period) or, failing that, will be deemed to have converted such request into a request for conversion or rollover to a US Base Rate Advance in the amount specified therein, and (B) The Borrowers hereby instruct the Agent to repay each affected  LIBO Rate Advance with the proceeds of a US Base Rate Advance in the amount of such affected LIBO Rate Advance, in each case to be drawn down on the last day of the then current Interest Period for such LIBO Rate Advance.

(7) notwithstanding anything else herein, any definition of "LIBO Successor Rate" shall provide that in no event shall such LIBO Successor Rate be less than zero for purposes of this Agreement. In addition, the LIBO Rate component shall no longer be utilized in determining the US Base Rate Advances.

(8) for purposes of this Agreement, "LIBO Successor Rate Conforming Changes" means, with respect to any proposed LIBO Successor Rate, any conforming changes to the definitions of US Base Rate, Federal Funds Effective Rate, Interest Period, timing and frequency of determining rates and making payments of interest and other administrative matters as may be appropriate, in the discretion of the Agent, acting reasonably, to reflect the adoption of such LIBO Successor Rate and to permit the administration thereof by the Agent in a manner substantially consistent with market practice (or, if the Agent determines that adoption of any portion of such market practice is not administratively feasible or that no market practice for the administration of such LIBO Successor Rate exists, in such other manner of administration as the Agent determines in consultation with the Borrowers).

(C) (a) Notwithstanding anything to the contrary in this Agreement (including Article 2), if the Agent determines (which determination shall be final, conclusive and binding upon the Borrowers absent manifest error), or the Borrowers or the Majority Lenders notify the Agent (with, in the case of the Majority Lenders, a copy to the Borrowers) that Borrowers or the Majority Lenders (as applicable) have determined, that:

(i)        adequate and reasonable means do not exist for ascertaining the BA Rate for any requested Interest Period, including because the "CDOR Page" (or any display substitutes therefor) of Reuters Limited (or any successor thereof or Affiliate thereof) (collectively, the "CDOR Screen Rate") is not available or published on a current basis and such circumstances are unlikely to be temporary; or

(ii)        the CDOR is no longer the market standard benchmark rate for Canadian Dollar denominated borrowings,

then, reasonably promptly after such determination by the Agent or receipt by the Agent of such notice, as applicable, the Agent and the Borrowers may amend this Agreement to replace the BA Rate, with an alternate benchmark rate selected by the Agent and the Borrowers (including any mathematical or other adjustments to the benchmark (if any) incorporated therein), giving due consideration to but without being bound by any evolving or then existing convention for similar multi-currency syndicated credit facilities for such alternative benchmarks (any such proposed rate, a "CDOR Successor Rate"), together with any proposed CDOR Successor Rate Conforming Changes, and any such amendment shall become effective at 5:00 p.m., Toronto time, on the fifth Business Day after the Agent shall have posted such proposed amendment to all Lenders and the Borrowers unless, prior to such time, the Lenders comprising the Required Lenders have delivered to the Agent written notice that the Required Lenders do not accept such amendment.

(b) If no CDOR Successor Rate has been determined and the circumstances under clause (a)(i) above exist, the Agent will promptly so notify the Borrowers and each Lender.  Thereafter, the obligation of the Lenders to make or maintain any BA Rate Loan shall be suspended.  Upon receipt of such notice, (A) the Borrowers may revoke any pending request for a Conversion to or Rollover of such BA Rate Loan (to the extent of the affected BA Rate Loan or applicable BA Interest Period) or, failing that, will be deemed to have converted such request into a request for Conversion or Rollover to a Prime Rate Loan in the amount specified therein, and (B) the Borrowers hereby instructs the Agent to repay each affected BA Rate Loan with the proceeds of a Prime Rate Loan in the amount of such affected BA Rate Loan, to be drawn down on the last day of the then current BA Interest Period.

(c) Notwithstanding anything else herein, any definition of "CDOR Successor Rate" shall provide that in no event shall such CDOR Successor Rate be less than zero for purposes of this Agreement.  In addition, upon the occurrence of any of the circumstances set forth in clause (a) above, the CDOR component shall no longer be utilized in determining the Prime Rate until a CDOR Successor Rate has been determined and applicable CDOR Successor Rate Conforming Changes have been made to this Agreement.

(d) For purposes of this Agreement, "CDOR Successor Rate Conforming Changes" means, with respect to any proposed CDOR Successor Rate, any conforming changes to the definitions of BA Rate,  Prime Rate, Interest Period, timing and frequency of determining rates and other administrative matters as may be appropriate, in the discretion of the Agent, acting reasonably, to reflect the adoption of such CDOR Successor Rate and to permit the administration thereof by the Agent in a manner substantially consistent with market practice (or, if the Agent determines that adoption of any portion of such market practice is not administratively feasible or that no market practice for the administration of such CDOR Successor Rate exists, in such other manner of administration as the Agent determines in consultation with Borrowers).

2.12 Accordion

(1) So long as no Default or Event of Default has occurred and is continuing or would occur as a result of the Increase, then at any time following the Closing Date, the Borrowers may, by delivering a written request for an increase (an "Increase Request") to the Agent, request an increase to the amount of the Revolving Facility (an "Increase").  Any Increase Request with respect to the Revolving Facility may not request an Increase of less than US$2,000,000 and all Increases with respect to the Revolving Facility may not exceed, in the aggregate, US$15,000,000.

(2) An Increase Request will be delivered at least 30 days before the date of the requested Increase, and will specify the requested principal amount of such Increase, that the Revolving Facility is to be increased and the requested date of such Increase.

(3) Each Lender may, at its option, provide its rateable portion of the requested Increase.  Any Lender consenting to provide its rateable portion of the Increase will be deemed to have committed to increase its respective Revolving Commitment accordingly upon delivery of notice of its consent to the Agent. Any Lender which does not advise the Borrowers and the Agent, within 10 Business Days of an Increase Request, that such Lender will provide its rateable portion of the requested Increase will be deemed to have declined to provide its rateable portion thereof.  Not more than five Business Days following (i) the last day for receipt by the Agent of such notices; or (ii) if all such Lenders have provided such notice, the day on which the last of such notices has been received by the Agent, the Agent will advise the Borrowers and each Lender, which Lenders have agreed to provide their rateable portion of the Increase and which Lenders have declined to provide their rateable portion of the Increase, and the amount of such rateable portion so agreed or declined by each such Lender (the "Allocation Notice").

(4) Each Lender consenting to provide its rateable portion of the Increase may offer to acquire all or any portion of the requested Increase that has not yet been allocated to a Lender (the "Unallocated Portion") by giving written notice to the Agent of the portion of the Unallocated Portion which such Lender is prepared to acquire.  Such notice will be given not more than four Business Days following receipt by such Lender of the Allocation Notice. By delivering such notice each such Lender will be deemed to have committed to increase its respective the Revolving Facility Commitment accordingly. If more than one such Lender gives notice to the Agent that it wishes to acquire all or a portion of the Unallocated Portion (each such Lender, an "Additional Offer Lender") and the amount of such Unallocated Portion which all such Additional Offer Lenders wish to acquire exceeds the amount of the Unallocated Portion, each such Additional Offer Lender will be deemed to have offered to acquire its rateable portion (determined on a pro rata basis by the Agent according to the respective amounts such Lenders have indicated that they wish to acquire of the Unallocated Portion, rounded to the nearest US$500,000).  The Agent will give written notice to the Borrowers, within two Business Days following the expiry of the time for such Lenders to give notice of their intention to acquire, pursuant to this Section 2.12, of any Lender agreeing to acquire the Unallocated Portion.

(5) Notwithstanding anything to the contrary in this Agreement, no Lender will have any obligation to participate in any requested Increase unless it agrees to do so in its sole discretion.

(6) Should the existing Lenders at the time that an Increase Request is made not agree to participate to the extent of the full request for Increase (the amount of the requested Increase being uncommitted by existing Lenders referred to herein as the "Deficiency"), the Borrowers shall be entitled to solicit another financial institution (a "New Lender") to make up the Deficiency.  Any New Lender shall be subject to the prior approval of the Agent, in its sole discretion.  Should a New Lender elect to provide Commitments in connection with an Increase, it shall enter into such documentation as required by the Agent to become a Lender pursuant to this Agreement.

(7) As a condition to the effectiveness of any Increase, the Borrowers will pay an upfront fee in US Dollars on the principal amount of such Increase to be agreed upon at such time by the Borrowers and the Lenders agreeing to provide their rateable portion of such Increase. Such upfront fee shall be payable on the date on which such Increase becomes effective.

(8) Upon its confirmation of the satisfaction of the foregoing conditions and any other conditions set out herein, the Agent will prepare and deliver to the Borrowers and each Lender (including any New Lender) a new Exhibit A, setting forth the Commitments of the Lenders following the Increase.  Such new Exhibit A, and the revised Commitments of the Lenders set forth therein, will become effective the next Business Day following delivery by the Agent thereof to the Borrowers and the Lenders.

(9) The Borrowers shall deliver or cause to be delivered such confirmation, Security, opinions and other ancillary documents as the Agent and Lenders may reasonably require to effect the foregoing.

2.13 Non-Funding Lenders

(1) Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Non-Funding Lender, then, until such time as such Lender is no longer a Non-Funding Lender, to the extent permitted by Applicable Law:

(i) Such Non-Funding Lender's right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in Section 14.19(4).

(ii) Any payment of principal, interest, fees or other amounts received by the Agent for the account of such Non-Funding Lender (whether voluntary or mandatory, at maturity, pursuant to Article 12 or otherwise) or received by the Agent from a Non-Funding Lender  pursuant to Section 14.20 shall be applied at such time or times as may be determined by the Agent as follows: first, to the payment of any amounts owing by such Non-Funding Lender  to the Agent hereunder; second, as the Borrowers may request (so long as no Default or Event of Default exists), to the funding of any Advance in respect of which such Non-Funding Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Agent; third, if so determined by the Agent and the Borrowers, to be held in a deposit account and released pro rata in order to satisfy such Non-Funding Lender's potential future funding obligations with respect to Advances under this Agreement; fourth, to the payment of any amounts owing to the Lenders as a result of any judgment of a court of competent jurisdiction obtained by any Lender as a result of such Non-Funding Lender 's breach of its obligations under this Agreement; fifth, so long as no Default or Event of Default exists, to the payment of any amounts owing to any Borrower as a result of any judgment of a court of competent jurisdiction obtained by such Borrower against such Non-Funding Lender as a result of such Non-Funding Lender's breach of its obligations under this Agreement; and sixth, to such Non-Funding Lender  or as otherwise directed by a court of competent jurisdiction; provided that if (A) such payment is a payment of the principal amount of any Advances in respect of which such Non-Funding Lender  has not fully funded its appropriate share, and (B) such Advances were made at a time when the conditions set forth in Section 3.02 were satisfied or waived, such payment shall be applied solely to pay the Advances of all Non-Funding Lenders on a pro rata basis prior to being applied to the payment of any Advances of such Non-Funding Lender  until such time as all Advances are held by the Lenders pro rata in accordance with the Commitments. Any payments, prepayments or other amounts paid or payable to a Non-Funding Lender that are applied (or held) to pay amounts owed by a Non-Funding Lender  pursuant to this paragraph (ii) shall be deemed paid to and redirected by such Non-Funding Lender  and the Borrowers obligations to the Non-Funding Lender  for such amounts shall be discharged and deemed satisfied for all purposes of this Agreement, regardless of the application of such amounts in accordance with this Section, and each Lender irrevocably consents hereto.

(iii) No Non-Funding Lender  shall be entitled to receive any fee for any period during which that Lender is a Non-Funding Lender  (and the Borrowers shall not be required to pay any such fee that otherwise would have been required to have been paid to that Non-Funding Lender ).

(2) If Borrowers and the Agent agree in writing that a Lender is no longer a Non-Funding Lender , the Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein, that Lender will, to the extent applicable, purchase at par that portion of outstanding Advances of the other Lenders or take such other actions as the Agent may determine to be necessary to cause the Advances to be held pro rata by the Lenders in accordance with the Commitments, whereupon such Lender will cease to be a Non-Funding Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of any Borrower while that Lender was a Non-Funding Lender ; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Non-Funding Lender to Lender and nothing in this Agreement will constitute a waiver or release of any claim of any party hereunder arising from that Lender's having been a Non-Funding Lender.

ARTICLE 3- DISBURSEMENT CONDITIONS

3.01 Conditions Precedent to the Effectiveness of this Agreement

The effectiveness of this Agreement and obligations of the Lenders under this Agreement are subject to and conditional upon the following conditions precedent being satisfied:

(a) this Agreement shall have been executed and delivered by all parties hereto;

(b) duly executed copies of the Security shall have been delivered to the Agent (along with certificates, if any, representing all shares or other securities pledged, together with related stock powers duly executed in blank) and such financing statements or other registrations of such Security, or notice thereof, shall have been filed, registered, entered or recorded in all offices of public record necessary or desirable in the opinion of the Agent to perfect, preserve or protect the charges and security interests created thereby;

(c) the Agent shall have received a completed perfection certificate dated as of the Closing Date;

(d) Minimum closing Minimum Security Adjusted EBITDA of US$19,000,000 for the most recently 12-month trailing period ending at least 30 days prior to the Closing Date;

(e) the Agent shall have received a certificate of an officer of each Obligor attaching the Organizational Documents of each Obligor, the resolutions authorizing the execution, delivery and performance of each Obligor's respective obligations under the Loan Documents and the transactions contemplated herein, and the incumbency of the officers and directors of the Obligor executing Loan Documents;

(f) copies of all other shareholder agreements and partnership agreements, if any, applicable to each Obligor, certified by such Obligor to be true, shall have been delivered to the Agent;

(g) an opinion of the Borrowers' Counsel addressed to the Agent and Lenders along with the opinions of local counsel, satisfactory to Lenders and Lenders' Counsel shall have been delivered to the Agent;

(h) certificates of status or good standing, as applicable, for each Obligor shall have been delivered to the Agent;

(i) the ownership, capital, corporate, tax, corporate governance, organizational and legal structure of the Parent and related parties shall be satisfactory to the Agent;

(j) satisfactory completion of financial and legal due diligence of the Parent and its Subsidiaries;

(k) receipt of all regulatory, securities and/or third party consents and/or approvals necessary to enter into the Loan Documents and on terms, satisfactory to the Agent;

(l) the Agent and the Lender shall have received all necessary "know your customer" and anti-money laundering rules and regulations information;

(m) receipt and Agent's satisfaction of the most recent quarterly consolidated financial statements of the Parent (inclusive of an income statement, balance sheet and statement of cash flows); the Agent hereby acknowledges having received the foregoing;

(n) receipt and Agent's satisfaction with 3-year projected financial statements of the Parent (inclusive of an income statement, balance sheet and statement of cash flows) prepared on a quarterly basis for the first four (4) Fiscal Quarters and annually thereafter;

(o) Agent's satisfaction with the Obligors' insurance coverage and receipt by Agent of certificates of insurance acceptable to the Agent showing, inter alia, the Agent as first loss payee as its interest may appear on all applicable property insurance policies of the Obligors and as an additional insured in respect of general liability insurance;

(p) releases, discharges and postponements with respect to all Encumbrances which are not Permitted Encumbrances, if any, shall have been delivered to the Agent in form satisfactory to the Agent;

(q) payment to the Agent and the Lenders of all fees owing pursuant to the Fee Letter due and payable on the Closing Date;

(r) payment of all amounts and reasonable fees (including reasonable fees of Lenders' Counsel and local counsel) payable to the Agent;

(s) No Material Adverse Change shall have occurred since December 31, 2018;

(t) all representations and warranties contained in this Agreement shall be true and correct in all material respects;

(u) no Default or Event of Default has occurred or would result from entering into the Transactions;

(v) a certificate of the Parent signed by a responsible officer of the Parent certifying as to the matters set forth in Section 3.01(d) and (s) hereof;

provided that all documents delivered pursuant to this Section 3.01 shall be in full force and effect, and in form and substance satisfactory to the Lenders acting reasonably.

The execution and delivery of this Agreement by all parties hereto and the funding of the Drawdowns on the Closing Date shall be conclusive evidence that the conditions set forth above have been conclusively satisfied (or waived).

3.02 Conditions Precedent to Subsequent Advances

The obligation of the Lenders to make any Advance on or after the Closing Date is subject to and conditional upon the following conditions precedent being satisfied by the Borrowers:

(a) the Agent shall have received timely notice as required under Section 2.06(2);

(b) no event which constitutes a Material Adverse Change under clause (a) of the definition thereof, shall have occurred since the date of the most recent audited financial statements of the Borrower delivered to the Agent under Section 10.03(1);

(c) the representations and warranties pursuant to Section 9.01 are deemed to be repeated and continue to be true and correct as if made on and as of the Drawdown Date except to the extent that such representations and warranties relate specifically to an earlier date;

(d) no Default or Event of Default has occurred and is continuing on the Drawdown Date or would result from making the Advance.

The funding of the applicable Advance by the Lenders shall be conclusive evidence that the conditions set forth above have been conclusively satisfied (or waived).  Notwithstanding the foregoing, (i) clause (b) shall not apply to a Rollover or Conversion and (ii) in the case of clause (c), the representations and warranties in Sections 9.01(4)(i) and (iii), 9.01(6), 9.01(7), 9.01(8), 9.01(11), 9.01(13), 9.01(15), 9.01(19), 9.01(20)(b) and (c), 9.01(23), 9.01(24), 9.01(25), 9.01(28), 9.01(29), and 9.01(30) shall not be deemed to be repeated in the case of a Rollover or Conversion.

3.03 Waiver

The conditions set forth in Sections 3.01 and 3.02 are inserted for the sole benefit of the Lenders and may be waived by the Lenders in accordance with the terms of Section 14.14, in whole or in part (with or without terms or conditions), in respect of any Drawdown without prejudicing the right of the Lenders at any time to assert such conditions in respect of any subsequent Drawdown.

ARTICLE 4- EVIDENCE OF DRAWDOWNS

4.01 Account of Record

The Agent shall open and maintain books of account evidencing all Advances and all other amounts owing by the Borrowers to the Lenders hereunder.  The Agent shall enter in the foregoing accounts details of all amounts from time to time owing, paid or repaid by the Borrowers hereunder.  The information entered in the foregoing accounts shall constitute prima facie evidence of the obligations of the Borrowers to the Lenders hereunder with respect to all Advances and all other amounts owing by the Borrowers to the Lenders hereunder.  After a request by the Borrowers, the Agent shall promptly advise the Borrowers of such entries made in the Agent's books of account.

ARTICLE 5- PAYMENTS OF INTEREST
AND STANDBY FEES

5.01 Interest on Prime Rate Advances

The applicable Borrower shall pay interest on each Prime Rate Advance during each Interest Period applicable thereto in Canadian Dollars at a rate per annum equal to the sum of (i) the Prime Rate in effect from time to time during such Interest Period plus (ii) the Prime Rate Margin.  Each determination by the Agent or the Swingline Lender (under the Swingline Facility) of the Prime Rate and the Prime Rate Margin applicable from time to time shall, in the absence of manifest error, be binding upon the Borrowers.  Subject to Section 5.06 and Section 5.07, such interest shall be payable in arrears on each Interest Payment Date for such Advance for the period from and including the Drawdown Date or the preceding Conversion Date or Interest Payment Date, as the case may be, for such Advance to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the Prime Rate Advance outstanding during such period and on the basis of the actual number of days elapsed in a year of 365 days or 366 days, as the case may be.  Changes in the Prime Rate shall cause an immediate adjustment of the interest rate applicable to such Advance without the necessity of any notice to the Borrowers.

5.02 Interest on US Base Rate Advances

The applicable Borrower shall pay interest on each US Base Rate Advance during each Interest Period applicable thereto in United States Dollars at a rate per annum equal to the sum of (i) the US Base Rate in effect from time to time during such Interest Period plus (ii) the US Base Rate Margin.  Each determination by the Agent or the Swingline Lender (under the Swingline Facility) of the US Base Rate and the US Base Rate Margin applicable from time to time shall, in the absence of manifest error, be binding upon the Borrowers.  Subject to Section 5.06 and Section 5.07, such interest shall be payable in arrears on each Interest Payment Date for such Advance for the period from and including the Drawdown Date or the preceding Conversion Date or Interest Payment Date, as the case may be, for such Advance to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the US Base Rate Advance outstanding during such period and on the basis of the actual number of days elapsed divided by 365 or 366, as applicable.  Changes in the US Base Rate shall cause an immediate adjustment of the interest rate applicable to such Advance without the necessity of any notice to the Borrowers.

5.03 Interest on BA Rate Advances, LIBOR Advances and EURIBOR Advances

(a) The applicable Borrower shall pay interest on each LIBOR Advance during each Interest Period applicable thereto in United States Dollars at a rate per annum equal to the sum of (i) the LIBO Rate in effect for such Interest Period plus (ii) the LIBO Rate Margin.  Each determination by the Agent of the LIBO Rate and the LIBO Rate Margin applicable from time to time for an Interest Period shall, in the absence of manifest error, be binding upon the Borrowers.  Subject to Section 5.07, such interest shall be payable in arrears on each Interest Payment Date for such Advance for the period from and including the Drawdown Date or the preceding Conversion Date, Rollover Date or Interest Payment Date, as the case may be, for such Advance to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the LIBOR Advance outstanding during such period and on the basis of the actual number of days elapsed divided by 360.

(b) The applicable Borrower shall pay interest on each BA Rate Advance during each Interest Period applicable thereto in Canadian Dollars at a rate per annum equal to the sum of (i) the BA Rate in effect for such Interest Period plus (ii) the BA Rate Margin.  Each determination by the Agent of the BA Rate and the BA Rate Margin applicable from time to time for an Interest Period shall, in the absence of manifest error, be binding upon the Borrowers.  Subject to Section 5.07, such interest shall be payable in arrears on each Interest Payment Date for such Advance for the period from and including the Drawdown Date or the preceding Conversion Date, Rollover Date or Interest Payment Date, as the case may be, for such Advance to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the BA Rate Advance outstanding during such period and on the basis of the actual number of days elapsed divided by 365.

(c) The applicable Borrower shall pay interest on each EURIBOR Advance during each Interest Period applicable thereto in Euro at a rate per annum equal to the sum of (i) the EURIBOR Rate in effect for such Interest Period plus (ii) the EURIBOR Rate Margin.  Each determination by the Agent of the EURIBOR Rate and the EURIBOR Rate Margin applicable from time to time for an Interest Period shall, in the absence of manifest error, be binding upon the Borrowers. Subject to Section 5.07, such interest shall be payable in arrears on each Interest Payment Date for such Advance for the period from and including the Drawdown Date or the preceding Rollover Date or Interest Payment Date, as the case may be, for such Advance to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the EURIBOR Advance outstanding during such period and on the basis of the actual number of days elapsed divided by 360.

5.04 No Set-Off, Deduction etc.

Except with respect to Taxes (which are governed by Section 15.02), all payments (whether interest or otherwise) to be made by the Borrowers or any other party pursuant to this Agreement are to be made in freely transferable, immediately available funds and without set-off or deduction of any kind whatsoever (whether for deemed re-investment or otherwise) except to the extent required by Applicable Law, and if any such set-off or deduction is so required and is made, the Borrowers or any other party will, as a separate and independent obligation to each Lender, be obligated to immediately pay to each Lender all such additional amounts as may be required to fully indemnify and save harmless such Lender from such set-off or deduction and will result in the effective receipt by such Lender of all the amounts otherwise payable to it in accordance with the terms of this Agreement.

5.05 Standby Fees

The Borrowers shall pay to the Agent for the account of the Revolving Lenders in accordance with their Proportionate Share a standby fee in US Dollars calculated at the rate per annum specified as the applicable "Standby Fee Rate" in the table contained in the definition of "Applicable Margin" on the amount by which the Aggregate Revolving Commitment exceeds the average of the outstanding balance of all Advances under the Revolving Facility as at the end of each day during such month (for avoidance of doubt, including Swingline Loans).  The standby fee shall be determined daily beginning on the date hereof and shall be calculated on the basis of a calendar year of 365 or 366 days, as the case may be, and shall be payable by the Borrowers quarterly in arrears on the first Business Day of each Fiscal Quarter.

5.06 Overdue Obligations

If any Obligations are not paid when due, such overdue amount shall bear interest (as well after as before judgment), payable on demand, at a rate per annum equal to the rate of interest applicable to Prime Rate Advances if denominated in Canadian Dollars or US Base Rate Advances if denominated in US Dollars until paid in full.

5.07 Default Interest

Upon the occurrence of, and during the continuance of, an Event of Default and at the election of the Majority Lenders, the Applicable Margin shall be increased by 2% until such Event of Default is waived.

ARTICLE 6- LETTERS OF CREDIT

6.01 Letters of Credit

(1) If a Borrower wishes to request an Advance by way of issuance of Letters of Credit, such Borrower shall, at the time it delivers the notice required pursuant to Section 2.06(2), execute and deliver the Issuing Lender's usual documentation relating to the issuance and administration of Letters of Credit (including, without limitation, all reimbursement and indemnity agreements).  In the event of any inconsistency between the terms of such documentation and this Agreement, the terms of this Agreement shall prevail.  If and to the extent a matter is addressed in this Agreement and there is a corollary provision in such Letter of Credit documentation, the provisions of this Agreement shall prevail to the exclusion of such corollary provisions in such Letter of Credit documentation regardless of whether the scope of the two provisions may differ and such provisions shall be of no force and effect and shall not be binding on the Obligors.

(2) Each request for a Letter of Credit shall be made available by the Issuing Lender under the Revolving Facility.

(3) No Letter of Credit may be issued for a period in excess of one year (provided that annually renewable Letters of Credit may be issued, subject to agreement of the Issuing Lender, with a final expiry date 5 Business Days prior to the Maturity Date).  Letters of Credit may be used by the Borrowers for general corporate purposes.

(4) If, at any time, a demand for payment (the amount so demanded being herein referred to as a "relevant amount") is made under a Letter of Credit, then:

(a) the Issuing Lender shall notify the Agent who shall:

(i) promptly notify the applicable Borrower and each of the other Revolving Lenders of such demand; and

(ii) make demand on each Revolving Lender for an amount equal to its Proportionate Share of such relevant amount, which demand shall constitute a deemed Prime Rate Advance or US Base Rate Advance, as applicable, to such Borrower without the requirement of any further action on the part of the Borrower; and

(b) the Issuing Lender shall pay the amount demanded to the Person entitled thereto on the date upon which such amount becomes payable under the Letter of Credit.

(5) Where a demand for payment is made under a Letter of Credit issued in Canadian Dollars, the applicable Borrower shall be deemed to have requested a Prime Rate Advance of the amount demanded pursuant to the Revolving Facility.  Where a demand for payment is made under a Letter of Credit issued in US Dollars, such Borrower shall be deemed to have requested a US Base Rate Advance of the amount demanded pursuant to the Revolving Facility.  Where a demand for payment is made under a Letter of Credit issued in any other currency, the applicable Borrower shall be deemed to have requested a US Base Rate Advance in the Equivalent Amount (under clause (ii) of the definition thereof) of United States Dollars to the amount demanded from the Issuing Lender.  In each case, payment will be made by the applicable Borrower of all charges and expenses payable to or incurred by the Issuing Lender and the Lenders in connection with payment being made under such Letter of Credit.  All fees payable in connection with a Letter of Credit shall be made in the currency of such Letter of Credit unless such Letter of Credit is not in Cdn. Dollars or US Dollars in which case such fees shall be paid in United States Dollars

(6) The Borrowers hereby undertakes to indemnify and hold harmless the Issuing Lender and each of the Revolving Lenders from time to time on demand by the Agent from and against all liabilities and costs (including, without limitation, any costs incurred in funding any amount which falls due from the Agent and any Lender under any Letter of Credit hereunder) to the extent that such liabilities or costs are not satisfied or compensated by the payment of interest on sums due pursuant to this Agreement in connection with any Letter of Credit except where such liabilities or costs result from the negligence or wilful misconduct of the person claiming indemnification.

(7) The Issuing Lender shall at all times be entitled, and is irrevocably authorized by the Borrowers, to make any payment under the Letters of Credit for which a request or demand has been made in the required form without any further reference to the Borrowers and any investigation or enquiry, need not concern itself with the propriety or validity of any claim made or purported to be made under the terms of such Letter of Credit (except as to compliance with the payment conditions of such Letters of Credit) and shall be entitled to assume that any Person expressed in such Letter of Credit as being entitled to make demand or receive payments thereunder is so entitled.  Accordingly, so long as a request or demand has been made as aforementioned in compliance with, and the person making such request has satisfied the terms and conditions of, such Letter of Credit, it shall not be a defence to any demand made of the Borrowers hereunder, nor shall the Borrowers or their obligations hereunder be impaired by the fact (if it be the case) that the Issuing Lender or the Lenders were or might have been justified in refusing payment, in whole or in part, of the amounts so claimed.

(8) A certificate of the Agent as to the amounts paid by any Lender pursuant to this Section 6.01 or the amount paid out under any Letter of Credit shall, in the absence of manifest error, be prima facie evidence of the existence and amount of such payment in any legal action or proceeding arising out of or in connection herewith.

(9) For so long as any Letter of Credit is outstanding, the Borrowers shall pay to the Agent on behalf of the Lenders (which fee shall be paid by the Agent to the Lenders based on their Proportionate Share) a fee equal to the Letter of Credit Fee Rate on the amount of each Letter of Credit or, as applicable, on the Equivalent Amount of Canadian Dollars thereof, quarterly in arrears on the first Business Day of such Fiscal Quarter, beginning on the date of issuance of such Letter of Credit.  The minimum fee for the issuance of a Letter of Credit shall be US$250 or Cdn.$250, as the case may be.  In addition, the Borrowers shall also pay to the Issuing Lender a fronting fee equal to 0.125% per annum on the face amount of each Letter of Credit in the currency of such Letter of Credit (unless not in Cdn. Dollars or US Dollars, in which case shall be in the Equivalent Amount of Cdn. Dollars) on the date of issuance and renewal of such Letter of Credit; provided that no such fee shall be payable when there is only one Lender.  Such fees shall each be calculated on the basis of a calendar year and the number of days the Letter of Credit will be outstanding during such period.

The Borrowers shall also pay the standard fees and charges of the Issuing Lender in effect from time to time for issuing, renewing and amending Letters of Credit.

(10) The full face amount of each Letter of Credit issued by the Issuing Lender on behalf of the Borrowers shall be deemed to be an Advance under the Revolving Facility which Advance shall be retired upon the earlier of:

(i) the return of the Letter of Credit to the Issuing Lender for cancellation;

(ii) the expiration date of the Letter of Credit; or

(iii) the deeming of the amount drawn on the Letter of Credit to be a Prime Rate Advance or a US Base Rate Advance, as applicable, under the Revolving Facility.

(11) If any Letter of Credit is outstanding during the continuation of an Event of Default or on the Maturity Date, the Borrowers shall if required by the Lenders forthwith pay to the Agent an amount (the "deposit amount") equal to the undrawn principal amount of the outstanding Letter of Credit, which deposit amount shall be held by the Agent for application against the indebtedness owing by the Borrowers in respect of any draw on the outstanding Letter of Credit.  In the event that the Agent is not called upon to make full payment on the outstanding Letter of Credit prior to its expiry date or where the Event of Default giving rise to the payment of the deposit amount is no longer continuing, the deposit amount, or any part thereof as has not been paid out, shall, so long as no Event of Default then exists, be returned to the Borrowers.

(12) The obligations of the Borrowers with respect to Letters of Credit shall be unconditional and irrevocable, and to the extent that the Issuing Bank makes a payment thereunder in accordance with the terms and conditions of such Letters of Credit, shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including, without limitation, the following circumstances:

(i) any lack of validity or enforceability of any Loan Document or the Letters of Credit;

(ii) any amendment or waiver of or any consent to or actual departure from this Agreement;

(iii) the existence of any claim, set-off, defence or other right which the Borrower may have at any time against any beneficiary or any transferee of a Letter of Credit (or any Persons for which any such beneficiary or any such transferee may be acting), the Issuing Lender or any other Person or entity, whether in connection with this Agreement, the transactions contemplated herein or in any other agreements or any unrelated transactions;

(iv) any statement or any other document presented under a Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect except for non-compliance with the payment conditions of such Letter of Credit; or

(v) any other circumstance or happening whatsoever, whether or not similar to any of the foregoing.

(13) The Borrowers hereby indemnifies and agrees to hold the Issuing Lender harmless from all losses, damages, costs, demands, claims, expenses (including out-of-pocket expenses) and other consequences which the Issuing Lender may incur, sustain or suffer, other than as a result of its own negligence or wilful misconduct, as a result of issuing or amending a Letter of Credit, including legal and other expenses incurred by the Issuing Lender in any action to compel payment by the Issuing Lender under a Letter of Credit or to restrain the Issuing Lender from making payment under a Letter of Credit.  Any amounts due under this indemnity shall form part of the Obligations.

It is understood and agreed that the Issuing Lender shall not have any liability for, and that the Borrowers assumes all responsibility for: (i) the genuineness of any signature; (ii) the form, validity, genuineness, falsification and legal effect of any draft, certification or other document required by a Letter of Credit or the authority of the Person signing the same; (iii) the failure of any instrument to bear any reference or adequate reference to a Letter of Credit or the failure of any Persons to note the amount of any instrument on the reverse of a Letter of Credit or to surrender a Letter of Credit; (iv) the good faith or acts of any Person other than the Issuing Lender and its agents and employees; (v) the existence, form or sufficiency or breach or default under any agreement or instruments of any nature whatsoever; (vi) any delay in giving or failure to give any notice, demand or protest; and (vii) any error, omission, delay in or non-delivery of any notice or other communication, however sent, provided that the foregoing provisions do not extend to the failure by the Issuing Lender to comply with the payment conditions contained in the Letter of Credit.  The determination as to whether the required documents are presented prior to the expiration of a Letter of Credit and whether such other documents are in proper and sufficient form for compliance with a Letter of Credit shall be made by the Issuing Lender in its sole discretion, which determination shall be prima facie evidence that the Issuing Bank complied with the payment conditions of such Letter of Credit, absent manifest error.  It is agreed that the Issuing Lender may honour, as complying with the terms of a Letter of Credit and this Agreement, any documents otherwise in order and signed or issued by the beneficiary thereof.  Any action, inaction or omission on the part of the Issuing Lender under or in connection with the Letters of Credit or any related instruments or documents, if in good faith and in conformity with such laws, regulations or commercial or banking customs as the Issuing Lender may reasonably deem to be applicable and the payment conditions of a Letter of Credit, shall be binding upon the Borrowers, and shall not affect, impair or prevent the vesting of the Issuing Lender's rights or powers hereunder or the Borrowers' obligation to make full reimbursement of amounts drawn under the Letters of Credit.  Notwithstanding the provision of this Section 6.01(13), the Borrower shall not be responsible for and no Person shall be relieved of responsibility for any gross negligence or wilful misconduct of such Person.

(14) Applicability of ISP and UCP.  Unless otherwise expressly agreed by the applicable Issuing Lender and the Borrowers when a Letter of Credit is issued, (i) the rules of the ISP shall apply to each standby Letter of Credit, and (ii) the rules of the Uniform Customs and Practice for Documentary Credits, as most recently published by the International Chamber of Commerce at the time of issuance, shall apply to each commercial Letter of Credit.

(15) Resignation or Termination of an Issuing Lender.  So long as there are other Issuing Lenders or a replacement Issuing Lender reasonably acceptable to the Borrowers have been identified and has agreed to assume the responsibilities of an Issuing Lender hereunder, any Issuing Lender may resign as a Letter of Credit Issuer upon thirty (30) days' prior written notice to the Agent, the applicable Revolving Lenders and the Borrowers.  In addition, the Borrowers may terminate the appointment of any Issuing Lender as an "Issuing Lender" hereunder by providing a written notice thereof to such Issuing Lender, with a copy to the Agent.  Any such termination by the Borrowers shall become effective upon the earlier of (i) such Issuing Lender's acknowledging receipt of such notice and (ii) the fifth (5th) Business Day following the date of the delivery thereof; provided that no such termination shall become effective until and unless the sum of (x) the aggregate amount of all disbursements that have not yet been reimbursed by or on behalf of the Borrowers at such time plus (y) the aggregate amount that remains available for drawing at such time in respect of all such Letters of Credit issued by such Issuing Lender (or its Affiliates) shall have been reduced to zero.  At the time any such termination or resignation shall become effective, the Borrowers shall pay all unpaid fees accrued for the account of the terminated or retiring Issuing Lender pursuant to Section 6.01(9).  Notwithstanding the effectiveness of any such termination or resignation, the terminated or retiring Issuing Lender shall continue to have all the rights of an Issuing Lender under this Agreement with respect to Letters of Credit issued by it prior to such termination or resignation, but shall not issue any additional Letters of Credit (or amend, renew or extend existing Letters of Credit) or be deemed an Issuing Lender for any other purpose.

ARTICLE 7- REPAYMENT

7.01 Mandatory Repayment- Revolving Facility

Subject to the terms hereof, the Borrowers shall repay all Obligations that it owes in connection with the Revolving Facility, including the outstanding principal amount of all Advances thereunder together with all accrued interest, fees and other amounts then unpaid by it with respect to such Advances (which, for greater certainty, shall include all amounts payable by the Borrowers to the Agent under Section 6.01(11) with respect to Letters of Credit outstanding on the Maturity Date) in full on the Maturity Date, and the Revolving Facility and the Commitments thereunder shall be automatically terminated on the Maturity Date.

7.02 Voluntary Repayments and Reductions

(1) Subject to the Agent receiving a Repayment Notice which shall be given not less than three (3) Business Days prior to the proposed repayment date for LIBOR Advances, BA Rate Advances and EURIBOR Advances and one (1) Business Day prior to the proposed repayment date for Prime Rate Advances and US Base Rate Advances and which shall be irrevocable, the Borrowers may from time to time repay Advances outstanding under any of the Credit Facilities without premium, penalty or bonus provided that each such repayment shall be in a minimum aggregate amount of US$1,000,000 and in whole multiples of US$100,000 for Advances denominated in United States Dollars, €1,000,000 and in whole multiples of €100,000 for EURIBOR Advances, and in a minimum aggregate amount of Cdn.$1,000,000 and in whole multiples of Cdn.$100,000 for Advances denominated in Canadian Dollars.  Notwithstanding the foregoing (i) LIBOR Advances, BA Rate Advances and EURIBOR Advances may not be repaid prior to the end of the applicable Interest Period unless the Borrowers pays to the Agent (for the account of each Lender) an amount equal to the Breakage Costs; and (ii) Letters of Credit may not be repaid prior to their respective maturity or expiry dates but may be cash collateralized along with delivery of such documentation as may be required by the Agent as specified in Section 7.04.  The requirement to give a Repayment Notice and the minimum repayment amounts referenced herein shall not apply to repayment of Advances under the Swingline Facility.  The determination of the amount of any Breakage Costs resulting from, arising out of, or imposed upon or incurred by any Lender as a result of the repayment of any LIBOR Advance, BA Rate Advance or EURIBOR Advance prior to the end of the applicable Interest Period, when evidenced by a certificate from that Lender giving a reasonably detailed calculation of the amount of such loss, cost or expense, shall be prima facie evidence of the same.

7.03 Currency Fluctuations

If the Agent determines that on any day as a result of currency fluctuations the aggregate of (a) Advances in United States Dollars then outstanding under the Revolving Facility, and (b) the Equivalent Amount in United States Dollars of Advances in Canadian Dollars or Euros then outstanding under the Revolving Facility on such day exceeds the Commitments then in effect in respect of the Revolving Facility, the Agent shall notify the Borrowers that such an event has occurred, and the Borrowers shall, within two (2) Business Days upon receipt of such notice, repay Advances under the Revolving Facility in an amount equal to such excess.

7.04 Cash Collateral

In connection with each mandatory repayment hereunder in connection with Letters of Credit which are to be repaid prior to their respective maturity or expiry dates, the Borrowers shall deposit cash with the Agent (for the benefit of the applicable Lenders) equal to the face amount of such Letters of Credit, as applicable, and shall concurrently deliver to the Agent a cash collateral agreement, supporting resolutions, certificates and opinions in form and substance satisfactory to the Lenders.

7.05 Payment of Breakage Costs etc.

In connection with each voluntary or mandatory repayment hereunder (i) in connection with LIBOR Advances, BA Rate Advances and EURIBOR Advances which are repaid prior to the end of the applicable Interest Period or the failure of a Borrower (for a reason other than the failure of such Lender to make an Advance) to prepay, borrow, continue or convert any LIBOR Advance, BA Rate Advances or EURIBOR Advance on the date or in the amount notified by such Borrower, the Borrowers shall pay to the Agent (for the account of each applicable Lender) all Breakage Costs; and (ii) in connection with Letters of Credit which are to be repaid prior to their respective maturity or expiry dates, the Borrowers shall deposit cash with the Agent (for the benefit of the applicable Lenders) equal to the full face amount at maturity of such Letters of Credit, and shall concurrently deliver to the Agent a cash collateral agreement, supporting resolutions, certificates and opinions in form and substance satisfactory to the Lenders.

ARTICLE 8- PLACE AND APPLICATION OF PAYMENTS

8.01 Place of Payment of Principal, Interest and Fees

(1) The Borrowers undertake at all times when any Advance is outstanding or any other amount is owed by it under any Loan Document to maintain at the Agent's Payment Branch an account in Cdn. Dollars and an account in US Dollars, which the Agent shall be entitled to debit with such amounts as are from time to time required to be paid by the Borrowers under the Loan Documents, as and when such amounts are due.  Without in any way limiting the rights of the Agent pursuant to the foregoing, unless otherwise specifically agreed between the Borrowers and the Agent, the Borrowers hereby direct the Agent to debit the aforesaid accounts with such amounts as are from time to time required to be paid by the Borrowers pursuant to this Agreement.

(2) The Borrowers undertake at all times when any Advance is outstanding or any other amount is owed by it under any Loan Document to maintain with the Swingline Lender an account in Cdn. Dollars and an account in US Dollars (provided that such accounts may be the same accounts specified in Section 8.01(1) if the Agent and Swingline Lender are the same Person), which the Swingline Lender shall be entitled to debit with such amounts as are from time to time required to be paid by the Borrowers under the Swingline Facility, as and when such amounts are due.  Without in any way limiting the rights of the Swingline Lender pursuant to the foregoing, unless otherwise specifically agreed between the Borrowers and the Swingline Lender, the Borrowers hereby direct the Swingline Lender to debit the aforesaid accounts with such amounts as are from time to time required to be paid by the Borrowers pursuant to the Swingline Facility.

(3) All payments (other than payments in connection with the Swingline Facility) by the Borrowers under any Loan Document, unless otherwise expressly provided in such Loan Document, shall be made to the Agent at the Agent's Payment Branch, or at such other location as may be agreed upon by the Agent and the Borrowers, for the account of the Lenders entitled to such payment, not later than 2:00 p.m. (Toronto time) for value on the date when due, and, except as may be required by law, shall be made in immediately available funds without set-off or counterclaim.  All payments by the Borrowers in connection with the Swingline Facility shall be made to the Swingline Lender at such location as may be agreed upon by the Swingline Lender and the Borrowers, for the account of the Swingline Lender, not later than 2:00 p.m. (Toronto time) for value on a date when due, and, except as may be required by law, shall be made in immediately available funds without set-off or counterclaim.

(4) Unless the Agent shall have been notified by the Borrowers not later than 2:00 p.m. (Toronto time) of the Business Day prior to the date on which any payment to be made by the Borrowers under a Loan Document is due that the Borrowers does not intend to remit such payment, the Agent shall be entitled to assume that the Borrowers has remitted or will remit such payment when so due and the Agent may (but shall not be obliged to), in reliance upon such assumption, make available to each applicable Lender on such payment date such Lender's share of such assumed payment.  If the Borrowers do not in fact remit such payment to the Agent as required by such Loan Document, each applicable Lender shall immediately repay to the Agent on demand the amount so made available to such Lender, together with interest on such amount at the Interbank Reference Rate, in respect of each day from and including the date such amount was made available by the Agent to such Lender to the date such amount is repaid in immediately available funds to the Agent, and the Borrowers shall immediately pay to the Agent on demand such amounts as are sufficient to compensate the Agent and the Lenders for all costs and expenses (including, without limitation, any interest paid to lenders of funds without duplication of interest otherwise paid hereunder) which the Agent may sustain in making any such amounts available to the Lenders or which any Lender may sustain in receiving any such amount from, and in repaying any such amount to, the Agent or in compensating the Agent as aforesaid.  A certificate of the Agent as to any amounts payable by the Borrowers pursuant to the preceding sentence and containing reasonable details of the calculation of such amounts shall be prima facie evidence of the amounts so payable.

8.02 Netting of Payments

If, on any date, amounts would be due and payable under this Agreement in the same currency by the Borrowers to the Lenders, or any one of them, and by the Lenders, or such Lender, to the Borrowers, then, on such date, upon notice from the Agent or such Lender stating that netting is to apply to such payments, the obligations of each such party to make payment of any such amount will be automatically satisfied and discharged and, if the aggregate amount that would otherwise have been payable by the Borrowers to the Lenders, or such Lender, exceeds the aggregate amount that would otherwise have been payable by the Lenders, or such Lender, to the Borrower or vice versa, such obligations shall be replaced by an obligation upon whichever of the Borrower or the Lenders, or such Lender, would have had to pay the larger aggregate amount to pay to the other the excess of the larger aggregate amount over the smaller aggregate amount.  For greater certainty, prior to acceleration of repayment pursuant to Section 12.02, this Section 8.02 shall not permit any Lender to exercise a right of set-off, combination or similar right against any amount which the Borrowers may have on deposit with such Lender in respect of any amount to which netting is to apply pursuant to this Section 8.02, but shall apply only to determine the net amount to be payable by the Lenders or one of them to the Borrowers, or by the Borrowers to the Lenders or one of them pursuant to the Loan Documents.

ARTICLE 9- REPRESENTATIONS AND WARRANTIES

9.01 Representations and Warranties

The Parent represents and warrants to the Agent and to each of the Lenders and acknowledges and confirms that the Agent and each of the Lenders is relying upon such representations and warranties:

(1) Existence and Qualification.  Each Obligor (a) has been duly incorporated, established, formed, amalgamated, merged or continued, as the case may be, and is validly subsisting and in good standing as a corporation, company, limited partnership or partnership, under the laws of its jurisdiction of formation, amalgamation, merger or continuance, as the case may be (or in the case of Obligors which are not corporations or companies, has been duly created or established as a partnership or other applicable entity and validly exists under and is in good standing under the laws of the jurisdiction in which it has been created or established), where the failure by any Obligor, individually or together with one or more Obligors, to be in good standing would reasonably be expected to result in a Material Adverse Change and (b) is duly qualified to carry on its business in each jurisdiction in which it carries on business except where the failure by it, individually or together with one or more other Obligors, to be so qualified would not reasonably be expected to result in a Material Adverse Change.

(2) Power and Authority.  Each Obligor has the corporate, company or partnership power and authority, as the case may be, (a) to enter into, and to exercise its rights and perform its obligations under, the Loan Documents to which it is a party and all other instruments and agreements delivered by it pursuant to any of the Loan Documents and (b)  to own its Property and carry on its business as currently conducted and as currently proposed to be conducted by it except where the failure to have the same would not reasonably be expected to result in a Material Adverse Change.

(3) Execution, Delivery, Performance and Enforceability of Documents.  The execution, delivery and performance of each of the Loan Documents to which any Obligor is a party, and every other instrument or agreement delivered by an Obligor pursuant to any Loan Document, has been duly authorized by all corporate, company or partnership actions required, and each of such documents has been duly executed and delivered by it.  Each Loan Document to which any Obligor is a party constitutes the legal, valid and binding obligations of such Obligor, enforceable against such Obligor in accordance with their respective terms (except, in any case, as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by principles of equity).

(4) Loan Documents Comply with Applicable Laws, Organizational Documents and Contractual Obligations.  None of the execution or delivery of, the consummation of the transactions contemplated in, or the compliance with the terms, conditions and provisions of any of, the Loan Documents by any Obligor conflicts with or will conflict with, or results or will result in any breach of, or constitutes a default under or contravention of, (i) any Applicable Law, (ii) any Obligor's Organizational Documents or (iii) any Material Contract or Material Licence except, in the case of clauses (i) and (iii), to the extent any such conflict, breach, default or contravention would not reasonably be expected to result in a Material Adverse Change, or results or will result in the creation or imposition of any Encumbrance upon any of its Property that is not a Permitted Encumbrance.

(5) Consent Respecting Loan Documents.  Each Obligor has obtained, made or taken all consents, approvals, authorizations, declarations, registrations, filings, notices and other actions whatsoever required (including from any Governmental Authority), (except for registrations or filings which may be required in respect of the Security Documents) to enable it to execute and deliver each of the Loan Documents to which it is a party and to consummate the transactions contemplated in the Loan Documents and to consummate the transactions contemplated in such instruments and agreements except where the failure to do so would not reasonably be expected to result in Material Adverse Change.

(6) Material Licences.  The Obligors have all Material Licences required to carry on the Business except where the failure to have any of the foregoing would not reasonably be expected to result in a Material Adverse Change.

(7) Taxes.  Each Obligor has duly and timely filed all tax returns required to be filed by it and has paid or made adequate provision for the payment of all Taxes levied on its Property or income which are showing therein as due and payable, including interest and penalties, or has accrued such amounts in its financial statements for the payment of such Taxes except for Taxes which are not material in amount or which are not delinquent or if delinquent are being contested in good faith by appropriate proceedings and for which an adequate reserve in accordance with GAAP has been established in its books and records, and, except, after the date of this Agreement, as from time to time may be disclosed to the Agent in writing there is no material action, suit, proceeding, investigation, audit or claim now pending, or to its knowledge, threatened by any Governmental Authority regarding any Taxes nor has it or any other Obligor agreed to waive or extend any statute of limitations with respect to the payment or collection of Taxes.

(8) Priority Payable.  Each Obligor has made all material payments in respect to Priority Payables other than amounts which are being contested in good faith by appropriate proceedings and for which an adequate reserve in accordance with GAAP has been established in its books and records.

(9) Judgments, Etc.  As of the Closing Date, no Obligor is subject to any material judgment, order, writ, injunction, decree or award, or to any restriction, rule or regulation (other than customary or ordinary course restrictions, rules and regulations consistent or similar with those imposed on other Persons engaged in similar businesses) which has not been stayed or of which enforcement has not been suspended.

(10) Absence of Litigation.  As of the Closing Date, there are no actions, suits or proceedings pending or judgments existing or, to the knowledge of the Obligor, threatened against or affecting any Obligor or its properties which are not covered by insurance or would reasonably be expected to be determined adversely to any Obligor and, if so determined, to result in a Material Adverse Change.  All actions, suits or proceeds pending or judgments existing as of the Closing Date that would reasonably be expected to result in a potential liability in excess of US$6,000,000 that is not covered by insurance are set forth in Schedule 9.01(10) attached hereto.

(11) Title to Assets.  Each Obligor has good title to its assets, free and clear of all Encumbrances except Permitted Encumbrances and as of the Closing Date no Person has any agreement or right to acquire an interest in such assets other than in the ordinary course of its business and pursuant to a Permitted Disposition.

(12) Description of Real Property. As of the Closing Date, the Obligors own no real property.

(13) Insurance.  Each Obligor or the Parent on behalf of itself and all other Obligors maintains insurance which is in full force and effect that complies with all of the requirements of this Agreement.  Schedule 9.01(13) lists all existing insurance policies maintained by the Obligors as of the Closing Date.

(14) Labour Relations.  As of the Closing Date: (i) no Obligor is aware that it is engaged in any unfair labour practice; and there is no unfair labour practice complaint or complaint of employment discrimination pending against any Obligor or threatened against any Obligor, before any Governmental Authority; (ii) no material grievance or arbitration arising out of or under any collective bargaining agreement is pending against any Obligor or threatened against any Obligor; and (iii) no strike, labour dispute, slowdown or material work stoppage is pending against any Obligor or threatened against any Obligor, in each case with respect to clauses (i) to (iii) above, except to the extent any of the foregoing would not reasonably be expected to result in a Material Adverse Change.

(15) Compliance with Laws.  Each Obligor is in compliance with Applicable Laws including, without limitation, Environmental Laws, except where such non-compliance would reasonably be excepted to result in a Material Adverse Change.

(16) No Default or Event of Default.  No Default or Event of Default has occurred which is continuing which is known to the Borrower and which has not been disclosed to the Agent.

(17) Corporate Structure.  The corporate structure of the Parent and its Subsidiaries is, as at the Closing Date, as set out in Schedule 9.01(17), which Schedule sets out the Equity Interests owned by the Parent in its Subsidiaries and all Equity Interest held by the Parent and its Subsidiaries in any other Person.

(18) Relevant Jurisdictions.  Schedule 9.01(18) identifies in respect of each Obligor as of the Closing Date, the Relevant Jurisdictions including the full address of such Obligor's chief executive office and all places of business and, if different, the address at which the books and records of such Obligor are located.

(19) Intellectual Property.  Each Obligor has rights sufficient for it to use all the Intellectual Property reasonably necessary for the conduct of its business.  All material patents, trade-marks, copyrights or industrial designs which have been either registered or in respect of which a registration application has been filed by it, as at the Closing Date, are listed on Schedule 9.01(19).  No Obligor has received any notice of any claim of infringement or similar claim or proceeding relating to any of its Intellectual Property which, if determined against such Obligor, would reasonably be expected to result in a Material Adverse Change.

(20) Material Contracts:

(a) Schedule 9.01(20), accurately sets out, as of the Closing Date, all Material Contracts and Material Licences;

(b) Except to the extent that the same would not reasonably be expected to result in a Material Adverse Change, each Material Licence is valid, subsisting and in good standing and the Obligors are not in default or breach (except for breaches that do not allow for a right of termination of such licence) of any Material Licence and, to the knowledge of the Obligor, except to the extent that the same would not reasonably be expected to result in a Material Adverse Change, no proceeding is pending or has been threatened in writing by the applicable Government Authority to revoke or terminate any Material Licence.

(c) Except to the extent that the same would not reasonably be expected to result in a Material Adverse Change, the Obligors are not in default or breach of any Material Contract (except for breaches that do not allow for a right of the counterparty to terminate such Material Contract).

(21) Financial Information.  All of the quarterly and annual financial statements which have been furnished to the Agent and the Lenders, or any of them, in connection with this Agreement are complete in all material respects and such financial statements fairly present in all material respects the results of operations and financial position of the Borrower on a consolidated basis, as of the dates referred to therein and have been prepared in accordance with GAAP (except that such quarterly financial statements do not include notes and the year-end adjustments that are reflected in the corresponding audit annual financial statements).  All other material financial information (including, without limitation, budgets, projections, and Adjusted EBITDA calculations) provided to the Agent and the Lenders by or on behalf of the Borrower have been prepared in good faith and are based on assumptions and expectations that the Borrower believes to be reasonable at the time of such preparation, it being understood that actual results may vary materially from any projections or forecasts provided.

(22) Canadian Pension Plans. As of the Closing Date, no Obligor maintains a Canadian Pension Plan.

(23) No Material Adverse Change.  Since the last date of the Parent's most recent audited or unaudited financial statements provided to the Lenders pursuant to this Agreement, there has been no condition (financial or otherwise), event or change in its business, liabilities, results of operations or assets which constitutes or has, or would reasonably be expected to constitute, or cause, a Material Adverse Change except as has been disclosed to the Lenders.

(24) Non-Arm's Length Transactions.  All agreements, arrangements or transactions between any Obligor, on the one hand, and any Affiliate of or other Person not dealing at Arm's Length with such Obligor (other than another Obligor and other than ordinary course arrangements with any employee, management or director of an Obligor), on the other hand, in existence as of the Closing Date are set forth on Schedule 9.01(23)(24).

(25) Debt.  There exists no Debt of an Obligor that is not Permitted Debt.

(26) Use of Credit Facilities.  None of the Advances pursuant to the Credit Facilities shall be used for purposes other than as set out in Section 2.03.

(27) ERISA.  As of the Closing Date, no Obligor maintains a US Pension Plan other than 401(k) plans.

(28) Sanctions.  No Obligor is aware of any material violation by an Obligor of any of the country or list based economic and trade sanctions administered and enforced by OFAC or the United States Department of State or under Canadian Sanctions Law that is applicable to it ("Sanctions Laws").  No Obligor is a Sanctioned Person or a Sanctioned Entity.  No proceeds of any Advances or Letters of Credit will be used wilfully by any Obligor in any manner that will result in a violation by any Lender of any U.S. sanctions administered by OFAC or the United States Department of State or any Canadian Sanctions Law. Each Obligor has instituted and will continue to maintain policies and procedures designed to promote compliance with applicable Sanctions Laws.

(29) Anti-Terrorism.  No Obligor is aware of any material violation by it of any law related to anti-terrorism or money laundering that is applicable to it including: (i) all applicable requirements of the Currency and Foreign Transactions Reporting Act of 1970 (31 U.S.C. 5311 et. seq., (the Bank Secrecy Act)), (ii) the Trading with the Enemy Act or any of the foreign assets control regulations of the United States Treasury Department (31 C.F.R. Subtitle B, Chapter V, as amended), or any enabling legislation or executive order relating thereto, (iii) Executive Order No. 13224 on Terrorist Financing Act (Canada), effective September 24, 2001 (66 Fed. Reg. 49079) and the Patriot Act, any other enabling legislation, executive order or regulations issued pursuant or relating thereto, (iv) Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and (iv) other applicable federal, provincial or state laws relating to anti-terrorism or anti-money laundering rules and regulations (collectively, "AML Laws"). No action, suit or proceeding by or before any court or Governmental Authority with respect to compliance with such AML Laws is pending or threatened to the knowledge of each Obligor which would reasonably be expected to result in a Material Adverse Change.  The use of proceeds of the Advances and Letters of Credit will not violate AML Laws.

(30) Anti-Corruption.  Each Obligor is in compliance in all material respects with all anti-corruption laws applicable to it, including the U.S. Foreign Corrupt Practices Act of 1977 ("FCPA"), the Corruption of Foreign Officials Act (Canada) ("Anti-Corruption Laws").  No Obligor, nor to the knowledge of any Obligor, without any inquiry or investigation, any director, officer, agent, employee, or other person acting on behalf of the Obligor, has taken any action, directly or indirectly, that would result in a violation of applicable Anti-Corruption Laws.  Each Obligor has instituted and will continue to maintain policies and procedures designed to promote compliance with applicable Anti-Corruption Laws.

(31) Full Disclosure All information provided to the Agent or the Lenders by the Borrowers in connection with the Credit Facilities was, to their knowledge, true and correct in all material respects at the time such information was provided. All projections have been prepared in good faith based on assumptions believed by the Borrowers to be reasonable at the time made and at the time made available to the Lenders.

9.02 Survival and Repetition of Representations and Warranties

The representations and warranties set out in Section 9.01 will be deemed to be repeated by the Parent as of the date of each request for new Advance (other than a Rollover or Conversion) by the Borrowers except to the extent that on or prior to such date the Parent has advised the Agent in writing of a variation in any such representation or warranty as required by the terms hereof.

ARTICLE 10- COVENANTS

10.01 Positive Covenants

So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Majority Lenders, the Borrowers shall and shall cause each other Obligor to:

(1) Timely Payment.  Make due and timely payment of the Obligations required to be paid by it hereunder.

(2) Conduct of Business, Maintenance of Existence, Compliance with Laws.  Except where the failure to do so would not reasonably be expected to result in a Material Adverse Change: (i) carry on and conduct its business and operations in a proper, efficient and businesslike manner, in accordance with good business practice; (ii) maintain and preserve all of its Property (other than obsolete assets), wear and tear excepted, that is necessary for the conduct of its business in good working order and condition, ordinary wear and tear excepted, in accordance with prudent industry standards; preserve, renew and keep in full force and effect its existence except as may otherwise be permitted pursuant to Section 10.04(2); (iii) take all reasonable action to maintain all rights, title, privileges and franchises necessary or desirable in the normal conduct of its business and (iv) comply in all material respects with all Material Contracts, Material Licences and Requirements of Law.

(3) Further Assurances.  Provide the Agent and the Lenders with such other documents, consents, acknowledgements and agreements requested by the Agent, acting reasonably as are within its control and reasonably necessary to implement this Agreement or the other Loan Documents from time to time.

(4) Inspection. - Permit the Agent and its employees and agents, upon reasonable notice to enter upon and inspect their properties, assets, books and records, from time to time on reasonable notice and during normal business hours and in a manner which does not materially interfere with the operations of the Obligors, and make copies of and abstracts from such books and records, and discuss their affairs, finances and accounts with any of their officers, directors, accountants and auditors; provided that such prior notice shall not be required if a Default or an Event of Default has occurred and is continuing; provided that unless a Default or an Event of Default has occurred and is continuing, (i)  such inspections shall be limited to no more than twice per Fiscal Year and (ii) no more than one such inspection shall be at the expense of the Borrowers.

(5) Books and Records.  Maintain proper books of record and account, in which full, true and correct entries in conformity with GAAP consistently applied shall be made of all financial transactions and matters involving the assets and business of such Person.

(6) Obligations and Taxes.  Except as would not reasonably be expected to result in a Material Adverse Change, pay or discharge or cause to be paid or discharged, before the same shall become delinquent all Taxes imposed upon it or upon its income or profits or in respect of its business or Property (other than Taxes the amounts of which are immaterial and do not constitute an Encumbrance on an Obligor's Property that ranks pari passu or prior to the Encumbrances granted in favour of the Lenders) and file all tax returns in respect thereof;  provided, however that it shall not be required to pay or discharge or to cause to be paid or discharged any such amount so long as the validity, applicability or amount thereof shall be contested in good faith by appropriate proceedings and an adequate reserve in accordance with GAAP has been established in its books and records.

(7) Use of Credit Facilities.  Use the proceeds of the Credit Facilities as contemplated by Section 2.03.

(8) Insurance.  Maintain or cause to be maintained with reputable insurers, coverage of such types as is customary for and would be maintained by a corporation with an established reputation engaged in the same or similar business (including adequate business risks insurance) in similar locations.  The Agent on behalf of the Lenders shall be indicated in all insurance policies, as applicable, as first loss payee in respect of property insurance, as its interests may appear, and additional insured in respect of liability insurance, and all property insurance policies shall contain such standard mortgage clauses as the Agent shall reasonably require.

(9) Notice of Litigation.  Promptly notify the Agent on becoming aware of the occurrence of any litigation, dispute, arbitration, proceeding or other circumstance the result of which would not be covered by insurance and would reasonably be expected to result in (a) a judgment, fine or award against it in excess of US$6,000,000 or (b)  a Material Adverse Change, and from time to time provide the Agent with all reasonable information requested by the Agent concerning the status of any such proceeding.

(10) Other Notices.  Promptly, upon having knowledge, give notice to the Agent on behalf of the Lenders of:

(a) any default under any Debt of an Obligor in an amount in excess of US$6,000,000;

(b) any termination prior to maturity of, or material default (after giving effect to any grace period) under a Material Contract or any termination, lapse, rescission or material default (after giving effect to any grace period) by an Obligor under a Material Licence; or

(c) any Default or Event of Default.

(11) Environmental Compliance.  Except as would not reasonably be expected to result in a Material Adverse Change: (i) operate its business in compliance in all material respects with Environmental Laws and (ii) operate all Property owned, leased or otherwise used by it such that no material obligation, including a clean-up or remedial obligation, will arise under any Environmental Law.

(12) Security.  With respect to the Security:

(a) provide to the Agent the Security required from time to time pursuant to Article 11 in accordance with the provisions of such Article, accompanied by customary supporting resolutions, certificates and opinions in form and substance satisfactory to the Agent, acting reasonably; and

(b) do, execute and deliver all such things, documents, guaranties, security, agreements and assurances as may from time to time reasonably be requested by the Agent to ensure that the Agent holds at all times valid, enforceable, perfected first priority Encumbrances (subject only to Permitted Encumbrances) from the Obligors meeting the requirements of Article 11.

(13) Expenses. Pay promptly (i) all reasonable, documented and itemized out-of-pocket fees and disbursements (including sales tax, goods and services tax and harmonised sales and goods and services tax) incurred or paid by the Agent in connection with the preparation, negotiation, execution, delivery, maintenance, amendment and enforcement (including any workouts in connection with or in lieu of any enforcement) of the Loan Documents and in connection with the consummation of the transactions contemplated by the Loan Documents, including without limitation, all court costs and all reasonable and itemized fees and disbursements of one counsel to the Agent (and if required, one single local counsel in each relevant jurisdiction), (ii) all reasonable, documented out-of-pocket expenses incurred by the Issuing Lender in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder, and (iii) all reasonable, documented and itemized out-of-pocket expenses incurred by the Agent, the Lenders or the Issuing Lender, including the reasonable fees, charges and disbursements of one counsel (and, if required, one single local counsel in each relevant jurisdiction), in connection with the enforcement or protection of their rights in connection with this Agreement and the other Loan Documents, including its rights under this Section, or in connection with the Advances made or Letters of Credit issued hereunder.

(14) Pension Plans and US Pension Plans  Maintain any Canadian Pension Plans and US Pension Plans and Multiemployer Plans relating to each Obligor in compliance with all Applicable Laws except where the failure to do so would not reasonably be expected to result in a Material Adverse Change.

(15) Control Agreements.  At the request of the Agent, cause each Obligor to enter into, and cause each depository, securities intermediary or commodities intermediary or futures intermediary to enter into, Control Agreements with respect to each deposit, securities, commodity, futures or similar account maintained by such Person (other than Excluded Accounts).

(16) AML/Anti-Corruption/Sanctions Law.  Comply in all material respects (a) with all applicable AML Laws and Sanctions Laws and (b) with all applicable Anti-Corruption Laws.

(17) Pari Passu Ranking.  Cause the Obligations to rank senior or pari passu with other indebtedness for borrowed money of the Obligors other than Debt secured by Purchase Money Security Interests and Capital Leases permitted hereunder.

10.02 Financial Covenants

So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Majority Lenders:

(1) Net Senior Leverage Ratio.  The Parent shall ensure that its Net Senior Leverage Ratio as at the end of each Fiscal Quarter, is not greater than 2.20:1.00, provided that such ratio shall be increased to 2.45:1.00 for the two (2) Fiscal Quarters immediately following the completion of a Material Acquisition, after which the ratio shall reduce to 2.20:1.00 for each subsequent Fiscal Quarter thereafter.

(2) Interest Coverage Ratio.  The Parent, will ensure that its Interest Coverage Ratio is not less than 3.00:1.00 as at the end of each Fiscal Quarter during the period when the Fixed Charge Coverage Ratio is not in effect in accordance with Section 10.02(3).

(3) Fixed Charge Coverage Ratio  The Parent, will ensure that its Fixed Charge Coverage Ratio is not less than 1.10:1.00 as at the end of each Fiscal Quarter commencing with the Fiscal Quarter on which the Parent's Net Senior Leverage Ratio is greater than 1.70:1.00 and ending on the date on which the Parent's Net Senior Leverage Ratio is not greater than 1.70:1.00.

10.03 Reporting Requirements

The Parent shall, and shall cause each of its Obligors to, maintain a standard system of accounting in accordance with GAAP and shall furnish to the Agent (on behalf of the Lenders) and its duly authorized representatives such information respecting the business and financial condition of the Parent and each Obligor of the Parent as the Agent or any Lender (acting through the Agent) may reasonably request; and without any request, shall deliver to the Agent (on behalf of the Lenders) (provided that the posting of any of the information specified in paragraphs (1) or (2) below on the Parent's website or on any publicly available site shall constitute delivery for purposes hereof:

(1) Annual Reports.  As soon as available and in any event within one hundred twenty (120) days after the end the Parent's Fiscal Year, cause to be prepared and delivered to the Agent, (i) the annual audited consolidated financial statements of the Parent including, without limitation, a balance sheet, statement of income and statement of cash flows which shall be prepared in accordance with GAAP and accompanied by the report of any nationally-recognized independent certified public accounting firm, which report shall contain an opinion, stating that such consolidated financial statements present fairly in all material respects the financial position for the periods indicated in conformity with GAAP applied on a basis consistent with prior years and not include any going concern or audit qualification regarding any non-customary limitations on scope of audit and (ii) a management discussion and analysis with respect to such consolidated financial results, all as certified by an officer of the Parent.

(2) Quarterly Reports.  As soon as available and in any event within forty-five (45) days of the end of each of the Parent's first three Fiscal Quarters in any given fiscal year during the term of this Agreement, cause to be prepared and delivered to the Agent as at the end of such Fiscal Quarter unaudited financial statements of the Parent prepared on a consolidated basis, including without limitation, a balance sheet, statement of income, statement of cash flows, which shall be prepared in accordance with GAAP (subject to usual year-end adjustments and the absence of full note and deferred tax disclosure) and together with management discussion and analysis with respect to such consolidated financial results.

(3) Annual Business Plan.  As soon as available, and in any event no later than sixty (60) days after the end of each Fiscal Year of the Parent, a copy of the Annual Business Plan for the following Fiscal Year.

(4) Compliance Certificate.  Together with the financial statements referred to in (1) and (2) above, provide the Agent with a Compliance Certificate, which shall set forth the calculations supporting such statements in respect of Section 10.02 hereof.

(5) Management Letters.  Upon receipt thereof, copies of all final versions of "management letters" submitted by the Parent's auditors in connection with the Parent's audited financial statements.

(6) Other Information.  Following the request of the Agent or a Lender acting reasonably, furnish such other reports, or information relating to the business affairs and financial condition of the Obligors, including, without limitation, unconsolidated financial statements of any Obligor (to the extent available).

10.04 Negative Covenants

So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Majority Lenders, the Borrower shall not and shall ensure that each Obligor shall not:

(1) Disposition of Property.  Except for Permitted Dispositions, Dispose of, in one transaction or a series of transactions, all or any material part of its Property, whether now owned or hereafter acquired.

(2) No Consolidation, Amalgamations, etc.  Consolidate, amalgamate or merge with any other Person, export an Obligor formed under the laws of Canada or any province or territory thereof or any state of the United States into a jurisdiction outside of Canada or the United States, liquidate, wind-up or dissolve itself, or permit any liquidation, winding-up or dissolution, unless (i) there exists no Default or Event of Default, (ii) the Agent being provided with no less than fifteen (15) days' prior written notice of the occurrence of such event, (iii) concurrent with such event, the Agent being provided with such additional Loan Documents that it requires acting reasonably and consistent with Article 11, in connection with such event including, if required, to obtain Security over any Equity Interests of the Borrowers and any other Obligor (other than the Parent) arising therefrom, (iv) the Agent being provided with such customary legal opinions as it requires, acting reasonably, in connection therewith relating to the enforceability of this Agreement and the Security Documents and the continued validity and perfection of the Security, and (v) subject to the immediately preceding paragraph, such event shall not impair on the Security granted in favour of the Lenders and the obligations of the Obligors pursuant to the Loan Documents in effect at such time; provided that notwithstanding the foregoing, a Person which is not an Obligor may not enter into such transaction with an Obligor if the result of such transaction would cause the Obligors to fail to meet the Minimum Security Requirement.  Subject to Section 10.04(3) below any U.S. Obligor or Canadian Obligor may re-incorporate or continue in any jurisdiction in the U.S. or Canada, as applicable.

(3) No Change of Name or Jurisdiction.  Change its name, adopt a French form of name or change its jurisdiction of incorporation or formation in each case without providing the Agent with at least fifteen (15) days' prior written notice thereof.

(4) No Debt.  Create, incur, assume or permit any Debt to remain outstanding, other than Permitted Debt.

(5) No Acquisitions.  Make any Acquisitions except Permitted Acquisitions.

(6) No Investments  Make any Investments except Permitted Investments.

(7) No Encumbrances.  Create, incur, assume or permit to exist any Encumbrance upon any of its Property except Permitted Encumbrances.

(8) No Change to Business.  Carry on any material line of business other than the Business.

(9) Hedge Arrangements.  Enter into or permit to be outstanding at any time Hedge Arrangement unless the Hedge Arrangement is not speculative.

(10) Location of Assets in Other Jurisdictions.  In the case of Canadian Obligors, except for any Property in transit in the ordinary course of business, acquire any Property within Canada but outside of the jurisdictions identified in Schedule 9.01(18) or move any Property from one jurisdiction to another jurisdiction within Canada where the movement of such Property would cause the Encumbrance of the Security over such Property to cease to be perfected under Applicable Law, unless (a) the Canadian Obligors has first given ten (10) days' prior written notice thereof to the Agent, and (c) the applicable Canadian Obligor has first executed and delivered to the Agent all Security and all financing or registration statements in form and substance satisfactory to the Agent which the Agent or its counsel, acting reasonably, from time to time deem necessary or advisable to ensure that the Security at all times constitutes a perfected Encumbrance (subject only to Permitted Encumbrances) over such Property notwithstanding the movement or location of such Property as aforesaid together with such customary supporting certificates, resolutions, opinions and other documents as the Agent may deem necessary, acting reasonably, or desirable in connection with such security and registrations.

(11) [Redacted]

(12) Non-Arm's Length Transactions.  Except as set out in Schedule 9.01(23), effect any transactions with any Person (other than an Obligor) not dealing at Arm's Length with the transacting Obligor, except any transaction on terms no less favourable to such Obligor as would be obtainable in a comparable transaction with a Person which is at Arm's Length with such Obligor, as applicable; provided that the foregoing shall not apply to:

(a) transactions between Obligors; or

(b) Employment and severance arrangements between the Borrower or an Obligor and its directors, officers and employees in the ordinary course of business and transactions pursuant to stock option plans, employee share unit plan and employee benefit plans in the ordinary course of business.

(13) Earn Out Obligations  Make any payment on account of Earn Out Obligations unless no Event of Default is continuing.

ARTICLE 11- SECURITY

11.01 Guarantees

To the extent necessary to meet the Minimum Security Requirement, the Parent shall cause each of its Subsidiaries (other than Excluded Subsidiaries) acquired or formed by it after the Closing Date to execute and deliver a guarantee in form and substance reasonably satisfactory to the Agent guaranteeing all Obligations of the Parent and its Subsidiaries to the Agent and the Lenders together with all resolutions (corporate, shareholder or otherwise) and customary legal opinions required by the Agent, acting reasonably, in connection therewith (each a "Guarantee" and collectively, the "Guarantees"); provided that it shall not be a Default or Event if Default of the Minimum Security Requirement is not met and all of the Parent's Subsidiaries who are not Excluded Subsidiaries have executed and delivered the above-referenced Guarantee.

11.02 Form of Security

(1) Security to be Delivered.  As continuing collateral security for the payment and satisfaction of all Obligations to the Agent and the Lenders, each Borrower and each Guarantor shall deliver or cause to be delivered to the Agent for itself and on behalf of the Lenders all documents, financing statements, agreements and instruments, and take all such actions (including the filing and recording of financing statements, fixture filings, mortgages, deeds of trust and other documents), that may be required under any Applicable Law and that the Agent may reasonably request, all at the expense of the Obligors, including the following guarantees, collateral documents and related documents for each appropriate jurisdiction, all of which shall be in form and substance reasonably satisfactory to the Agent:

(a) a general security agreement in favour of the Agent constituting an Encumbrance (subject only to Permitted Encumbrances) on all of its present and future personal Property of the Borrower;

(b) a securities pledge agreement in favour of the Agent constituting an Encumbrance (subject to Permitted Encumbrances) on all Equity Interests of the Guarantor and all securities that it owns;

(c) all share certificates representing all Equity Interests subject to the securities pledge agreements referred to in Section 11.02(1)(b) together with duly executed stock powers of attorney (excluding Equity Interests of Subsidiaries that are not Guarantors);

(d) an intellectual property security agreement if requested by the Agent;

(e) all resolutions (corporate, shareholder or otherwise) required by the Agent, acting reasonably, in connection therewith, are delivered to the Agent, and in each case customary legal opinions are delivered by Borrowers' Counsel to the Lenders, acting reasonably;

(f) all certificates, agreements, documents, instruments and notes, including UCC or PPSA financing statements and control agreements, required by the Security Documents to be filed, delivered, registered or recorded to create and perfect the Encumbrances intended to be created by the Security Documents shall have been filed, registered, recorded or delivered to the Agent for filing, registration or recording;  and

(g) the Agent shall have received, to the extent customary and appropriate in the applicable jurisdiction as determined by the Agent in its reasonable discretion, (i) counterparts of a Mortgage with respect to each owned real property having a value in excess of US$2,000,000 duly executed and delivered by the record owner of such real property, (ii) a policy or policies of title insurance (or marked commitments to issue the same) issued by a nationally recognized title insurance company insuring the lien of each such Mortgage as a first priority lien (subject to Permitted Encumbrances) on the real property described therein, free of any other liens or Encumbrances other than Permitted Encumbrances, together with such endorsements, coinsurance and reinsurance as the Agent may reasonably request, (iii) if any owned real property located in any United States jurisdiction is located in an area determined by the Federal Emergency Management Agency to have special flood hazards, evidence of such flood insurance as may be required under applicable law, including Regulation H of the Board of Governors, and (iv) such legal opinions, existing surveys, existing abstracts and appraisals as the Agent may reasonably request with respect to any such Mortgage or owned real property.

11.03 After Acquired Property and Further Assurances

Each Obligor shall from time to time, at the reasonable request of the Agent, execute and deliver all such further deeds or other instruments of conveyance, assignment, transfer, Mortgage, pledge or charge in connection with any of its Property, whether now existing or acquired by any Obligor after the date hereof and intended to be subject to the Encumbrances created hereby including any insurance thereon.

11.04 Application of Proceeds of Security

Each of the Lenders acknowledges that the Agent holds the Security to secure all of the Obligations and upon the occurrence of an acceleration of Obligations under Section 12.02, shall distribute the proceeds of realisation in accordance with Section 12.11.

11.05 Security Charging Real Property

Notwithstanding anything to the contrary contained in any Loan Document, to the extent that the charges and security interests created by the Security charge real property or any interest therein such charges and security interests shall secure interest after the occurrence of an Event of Default at the same rates as those in effect prior to such occurrence.

11.06 Illegality

If any Lender determines, acting reasonably, that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for such Lender to hold or benefit from a Encumbrance over real property pursuant to any law of the United States or any State thereof, such Lender may notify the  Agent and disclaim any benefit of such security interest to the extent of such illegality; provided, that such determination or disclaimer shall not invalidate or render unenforceable such Encumbrance for the benefit of any other Lender.

ARTICLE 12- DEFAULT

12.01 Events of Default

The occurrence of any one or more of the following events (each such event being herein referred to as an "Event of Default") shall constitute a default under this Agreement:

(a) if a Borrower fails to pay any amount of principal of any Advance when due; or

(b) if a Borrower fails to pay any interest, fees or other Obligations under the Loan Documents when due and payable and such non-payment continues for a period of three (3) Business Days following receipt of notice of non-payment from the Agent; or

(c) if the Parent fails to observe or perform any of the covenants in Section 10.02; or

(d) if any Obligor fails to observe or perform any of the covenants in Section 10.04 and the Parent shall fail to remedy such default within ten (10) Business Days following the receipt of notice of breach from the Agent; or

(e) if any Obligor neglects to observe or perform any covenant or obligation contained in this Agreement or any other Loan Document (other than a covenant or condition whose breach or default in performance is specifically dealt with elsewhere in this Section 12.01) and the Obligor shall fail to remedy such default within thirty (30) days following the receipt of notice of breach from the Agent; or

(f) if any representation or warranty made by any Obligor in this Agreement, any Loan Document or in any certificate or other document at any time delivered hereunder to the Agent or the Lenders shall prove to have been materially incorrect on and as of the date thereof and, if capable of remedy, the Obligor shall have failed to remedy such default within thirty (30) days following the receipt of notice of breach from the Agent; or

(g) if any Obligor ceases to carry on business generally except as otherwise permitted hereunder or admits its inability or fails to pay its debts generally; or

(h) if any Obligor defaults in the observance or performance of any other agreement or condition in relation to any such Debt to any Person which in the aggregate principal amount then outstanding is in excess of US$6,000,000, the effect of which default is to cause, or to permit the holder of such Debt to cause, such Debt which in the aggregate principal amount then outstanding is in excess of US$6,000,000 to become due prior to its stated maturity date; or

(i) if any Obligor denies its obligations under any Loan Document or claims any of the Loan Documents to be invalid; or

(j) any of the Loan Documents or any material provision of any of them becomes unenforceable or unlawful (other than as a result of actions taken or failed to be taken by the Agent or Lenders) unless within 30 days following the receipt of notices from the Agent the applicable Obligor shall have executed replacement Loan Documents on identical terms as the existing Loan Documents but with only such changes as are necessary not to render such Loan Documents unenforceable or unlawful; or

(k) if a decree or order of a court of competent jurisdiction is entered adjudging an Obligor (other than an Immaterial Obligor) a bankrupt or insolvent or approving a petition seeking the winding-up of an Obligor (other than an Immaterial Obligor) under the Companies' Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada), the United States Bankruptcy Code or the Winding-Up and Restructuring Act (Canada) or any other bankruptcy, insolvency or analogous laws or issuing sequestration or process of execution against any substantial part of the assets of an Obligor (other than an Immaterial Obligor) or ordering the winding up or liquidation of its affairs unless the same is being contested actively and diligently in good faith by appropriate and timely proceedings and is dismissed, vacated or permanently stayed within sixty (60) days of institution; or

(l) if any Obligor (other than an Immaterial Obligor) makes any assignment in bankruptcy or makes any other similar assignment for the benefit of creditors, makes any proposal under the Bankruptcy and Insolvency Act (Canada), United States Bankruptcy Code or any comparable law, seeks relief under the Companies' Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada), United States Bankruptcy Code or any other bankruptcy, insolvency or analogous law, files a petition or proposal to take advantage of any act of insolvency, consents to or acquiesces in the appointment of a trustee, receiver, receiver and manager, interim receiver, custodian, sequestrator or other Person with similar powers of itself or of all or any substantial portion of its assets, or files a petition or otherwise commences any proceeding seeking any reorganization, arrangement, composition or readjustment under any applicable bankruptcy, insolvency, moratorium, reorganization or other similar law affecting creditors' rights or consents to, or acquiesces in, the filing of such a petition; (provided that the foregoing shall not apply to a plan of arrangement or reorganization that does not result in a stay or a compromise of creditors' rights)

(m) if any proceeding or filing shall be instituted or made against any Obligor (other than an Immaterial Obligor) seeking to have an order for relief entered against such Obligor as debtor or to adjudicate it bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement, adjustment or composition under any law relating to bankruptcy, insolvency, reorganization or relief or debtors including, without limitation, the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada)) and the United States Bankruptcy Code, or seeking appointment of a receiver, trustee, custodian or other similar official for such Obligor or for any substantial part of its properties or assets unless the same is being contested actively and diligently in good faith by appropriate and timely proceedings and is dismissed, vacated or permanently stayed within sixty (60) days of institution (provided that the foregoing shall not apply to a plan of arrangement or reorganization proffered by an Affiliate of an Obligor that does not result in a stay or compromise of creditors' rights); or

(n) if an Encumbrancer takes possession by appointment of a receiver, receiver and manager, or otherwise of any material portion of the Property of the Obligors as a whole; or

(o) if an execution, writ of seizure and sale, sequestration or decree for the payment of money due which is not covered by insurance shall have been obtained or entered against an Obligor (other than an Immaterial Obligor) in an amount in excess of US$6,000,000 (individually or in the aggregate for all Obligors) and such execution, writ of seizure and sale, sequestration or decree shall not have been and remain vacated, satisfied, discharged or pending appeal within the applicable appeal period stayed within 60 days; or

(p) if a final judgement shall have been obtained or entered against an Obligor (other than an Immaterial Obligor) in an amount in excess of US$6,000,000 (individually or in the aggregate for all Obligors) which is not covered by insurance and such judgment shall not have been and remain vacated, satisfied, discharged or pending appeal within the applicable appeal period stayed within 60 days; or

(q) if any of the Security shall cease (except by reason of lapse of time or solely due to action or inaction by the Agent or the Lenders) to be a valid and perfected Encumbrance subject only to Permitted Encumbrances and the applicable Obligor shall have failed to remedy such default within ten (10) Business Days of receipt of notice thereof from the Agent; or

(r) if a Change of Control shall occur.

12.02 Acceleration and Termination of Rights

If any Event of Default shall occur and be continuing, all Obligations owing by the Borrowers under the Loan Documents shall, upon the request of the Majority Lenders, become immediately due and payable, all without notice, presentment, protest, demand, notice of dishonour or any other demand or notice whatsoever, all of which are hereby expressly waived by each Obligor; provided, if any Event of Default described in Section 12.01(k) through 12.01(m) shall occur, the Commitments (if not theretofore terminated) shall automatically terminate and the outstanding principal amount of all Advances and all other Obligations shall automatically be and become immediately due and payable.  In such event, subject to Section 14.09, either the Lenders or the Agent on their behalf may, in their discretion, exercise any right or recourse and/or proceed by any action, suit, remedy or proceeding against any Obligor authorized or permitted by law for the recovery of all the Obligations of the Obligors to the Lenders and proceed to exercise any and all rights hereunder and under the Security and no such remedy for the enforcement of the rights of the Lenders shall be exclusive of or dependent on any other remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

12.03 Payment of Letters of Credit

If a Borrower does not pay to the Agent for the account of the Lenders the face amount of any unexpired Letter of Credit required to be paid pursuant to Section 6.01(11) following the acceleration of the Obligations in accordance with Section 12.02, the Agent on behalf of the Lenders shall have the option at any time without notice to such Borrower to give notice to the Lenders to make an Advance to such Borrower equal to the face amount of all unexpired Letters of Credit.  The proceeds of such Advance shall be held by the Agent in a cash collateral account for the benefit of the applicable Borrower and shall be applied in payment of such Letters of Credit if payment is required thereunder or otherwise as the Agent may require.  The applicable Borrower shall execute and deliver as security for such Advance all such security as the Lenders may deem necessary or advisable including, without limitation, an assignment of credit balance in respect of such cash collateral account.

12.04 Remedies Cumulative and Waivers

For greater certainty, it is expressly understood and agreed that the respective rights and remedies of the Lenders and the Agent hereunder or under any other Loan Document or instrument executed pursuant to this Agreement are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or by equity; and any single or partial exercise by the Lenders or by the Agent of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in this Agreement or other document or instrument executed pursuant to this Agreement shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which any one or more of the Lenders and the Agent may be lawfully entitled for such default or breach.  Any waiver by the Lenders or the Agent of the strict observance, performance or compliance with any term, covenant, condition or other matter contained herein and any indulgence granted, either expressly or by course of conduct, by the Lenders or the Agent shall be effective only in the specific instance and for the purpose for which it was given and shall be deemed not to be a waiver of any rights and remedies of the Lenders or the Agent under this Agreement or any other Loan Document or instrument executed pursuant to this Agreement as a result of any other default or breach hereunder or thereunder.

12.05 Termination of Lenders' Obligations

After the declaration of acceleration pursuant to Section 12.02, the Lenders shall be relieved of all obligations to provide any further Advances hereunder whether by Rollover, Conversion or otherwise, by way of BA Rate Advances, LIBOR Advances, EURIBOR Advance or Letters of Credit; provided that the foregoing shall not prevent the Lenders from disbursing money hereunder in reduction of then outstanding Letters of Credit.  For greater certainty, any such Advances shall be at the sole discretion of the Lenders.  During the existence of an Event of Default, the Agent may reallocate all Advances pro rata among the Lenders in such manner as the Agent determines is equitable.

12.06 Saving

The Lenders shall not be under any obligation to the Borrowers or any other Person to realize any collateral or enforce the Security or any part thereof or to allow any of the collateral to be sold, dealt with or otherwise disposed of.  Except as otherwise required by Applicable Law, the Lenders shall not be responsible or liable to the Obligors or any other Person for any loss or damage upon the realization or enforcement of, the failure to realize or enforce the collateral or any part thereof or the failure to allow any of the collateral to be sold, dealt with or otherwise disposed of or for any act or omission on their respective parts or on the part of any director, officer, agent, servant or adviser in connection with any of the foregoing, except that a Lender may be responsible or liable for any loss or damage arising from the wilful misconduct or negligence of that Lender.

12.07 Perform Obligations

If an Event of Default has occurred and is continuing, the Majority Lenders, may, but shall be under no obligation to, instruct the Agent on behalf of the Lenders to perform any such covenants or agreements in any manner deemed fit by the Majority Lenders without thereby waiving any rights to enforce the Loan Documents.  The reasonable expenses (including any legal costs) paid by the Agent and the Lenders in respect of the foregoing shall be an Obligation and shall be secured by the Security.

12.08 Third Parties

No Person dealing with the Lenders or any agent of the Lenders shall be required to inquire whether the Security has become enforceable, or whether the powers which the Lenders or the Agent are purporting to exercise have been exercisable, or whether any Obligations remain outstanding upon the security thereof, or as to the necessity or expediency of the stipulations and conditions subject to which any sale shall be made, or otherwise as to the propriety or regularity of any sale or other disposition or any other dealing with the collateral charged by such Security or any part thereof.

12.09 Set-Off or Compensation

If an Event of Default has occurred and is continuing, each of the Lenders is hereby authorized at any time and from time to time to set-off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender, provided no set-off shall be exercised against amounts held in or credited to any Excluded Account, to or for the credit or the account of any Obligor against any and all of the obligations of the Borrowers now or hereafter existing under this Agreement or any other Loan Document to such Lender, irrespective of whether or not such Lender has made any demand under this Agreement or any other Loan Document and although such obligations of the Obligor may be contingent or unmatured or are owed to a branch or office of such Lender different from the branch or office holding such deposit or obligated on such indebtedness.  The rights of each the Lenders and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of set-off, consolidation of accounts and bankers' lien) that the Lenders or their respective Affiliates may have.  Each Lender agrees to promptly notify the Borrowers and the Agent after any such set-off and application, but the failure to give such notice shall not affect the validity of such set-off and application.  If any Affiliate of a Lender exercises any rights under this Section 12.09, it shall share the benefit received in accordance with Section 14.20 as if the benefit had been received by the Lender of which it is an Affiliate.

12.10 Realization of Security

Each of the Lenders acknowledges that the Agent holds the Security to secure all of the Obligations and upon the event of the occurrence of an Event of Default which is continuing, the Agent shall act on the written instructions of the Majority Lenders as provided in this Agreement and shall distribute the net sale proceeds of realization of the Security to the Lenders in accordance with their Proportionate Share of the Obligations and in accordance with Section 12.11.

12.11 Application of Payments

Notwithstanding any other provision of this Agreement, the proceeds of realization of the Security or any portion thereof shall be distributed in the following order:

(a) first, in payment of all reasonable documented out-of-pocket costs and expenses incurred by the Agent in connection with such realization, including legal, accounting and receivers' fees and disbursements;

(b) second, in payment of all reasonable documented out-of-pocket costs and expenses incurred by the Lenders in connection with such realization, including legal, accounting and receivers' fees and disbursements;

(c) third, against the Obligations to each Lender in accordance with its Proportionate Share; and

(d) fourth, if all Obligations of the Borrowers listed above have been paid and satisfied in full, any surplus proceeds of realization shall be paid to the Borrowers unless otherwise required in accordance with Applicable Law.

ARTICLE 13- COSTS, EXPENSES AND INDEMNIFICATION

13.01 Indemnification by the Borrowers

The Borrowers shall indemnify the Agent (and any sub-agent thereof), each Lender and the Issuing Lender, and each Related Party of any of the foregoing Persons (each such Person being called an "Indemnitee") against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the reasonable and itemized out-of-pocket fees, charges and disbursements of one counsel for the Indemnitees as a group and one additional counsel for similarly situated Indemnitees as a group in case of a conflict (in each case including one local counsel in the applicable jurisdictions), incurred by any Indemnitee or asserted against any Indemnitee by any third party arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance or non-performance by any Obligor of its obligations hereunder or thereunder or the consummation or non-consummation by any Obligor of the transactions contemplated hereby or thereby, (ii) any Advance or Letter of Credit or the use or proposed use of the proceeds therefrom (including any refusal by the Issuing Lender to honour a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit; provided that no claim may be made by any Indemnitee for any amounts paid by it under a Letter of Credit where the Issuing Bank failed to comply with the payment conditions of such Letter of Credit), (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by any Obligor, or any Environmental Liability related in any way to any Obligor, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by an Obligor and regardless of whether any Indemnitee is a party thereto, provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or wilful misconduct of such Indemnitee, (y) result from a claim brought by either Borrower or any other Obligor against an Indemnitee for breach of such Indemnitee's obligations hereunder or under any other Loan Document or (z) if it arises from any dispute arising solely among Indemnitees other than claims against RBC in fulfilling its role as the Agent hereunder, nor shall it be available in respect of matters specifically addressed in Sections 15.01 and 15.02.  This Section 13.01 shall not apply to Taxes, which are the subject of Section 15.02.

13.02 Reimbursement by Lenders

To the extent that the Borrowers for any reason fails to indefeasibly pay any amount required under Section 13.01 to be paid by them to the Agent (or any sub-agent thereof), the Issuing Lender or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Agent (or any such sub-agent), the Issuing Lender or such Related Party, as the case may be, such Lender's Proportionate Share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Agent (or any such sub-agent) or the Issuing Lender, or against any Related Party of any of the foregoing acting for the Agent (or any such sub-agent) or the Issuing Lender in connection with such capacity.  The obligations of the Lenders under this Section 13.02 are subject to the other provisions of this Agreement concerning several liability of the Lenders. This Section 13.02 shall not apply to Taxes, which are the subject of Section 15.02.

13.03 Waiver of Consequential Damages

To the fullest extent permitted by Applicable Law, no Person party to any Loan Document shall assert, and each such Person hereby waives, any claim against any other Person party to any Loan Document, on any theory of liability, for indirect, consequential, punitive, aggravated or exemplary damages (as opposed to direct damages) arising out of, in connection with, or as a result of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby (or any breach thereof), the transactions contemplated hereby or thereby, any Advance or Letter of Credit or the use of the proceeds thereof.  No Indemnitee Person party hereto shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

13.04 Payments.

All amounts due under this Section shall be payable promptly within ten Business Days after demand therefor.

ARTICLE 14- THE AGENT AND THE LENDERS

14.01 Appointment and Authority

Each of the Lenders and the Issuing Lender hereby irrevocably appoints RBC as the Agent to act on its behalf as the Agent hereunder and under the other Loan Documents and authorizes the Agent to take such actions on its behalf and to exercise such powers as are delegated to the Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto.  The provisions of this Article are solely for the benefit of the Agent, the Lenders and the Issuing Lender, and no Obligor shall have rights as a third party beneficiary of any of such provisions.

14.02 Rights as a Lender

The Person serving as the Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Agent and the term "Lender" or "Lenders" shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Agent hereunder in its individual capacity.  Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with any Obligor or any Affiliate thereof as if such Person were not the Agent and without any duty to account to the Lenders.

14.03 Exculpatory Provisions

(1) The Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents.  Without limiting the generality of the foregoing, the Agent:

(a) shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(b) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Agent is required to exercise as directed in writing by the Majority Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents), but the Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Agent to liability or that is contrary to any Loan Document or Applicable Law; and

(c) shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrowers or any of their Affiliates that is communicated to or obtained by the person serving as the Agent or any of its Affiliates in any capacity.

(2) The Agent shall not be liable to the Lenders for any action taken or not taken by it (i) with the consent or at the request of the Majority Lenders (or such other number or percentage of the Lenders as is necessary, or as the Agent believes in good faith is necessary, under the provisions of the Loan Documents) or (ii) in the absence of its own gross negligence or wilful misconduct.  The Agent shall be deemed not to have knowledge of any Default unless and until notice describing the Default is given to the Agent by the Borrowers or a Lender.

(3) Except as otherwise expressly specified in this Agreement the Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition specified in this Agreement, other than to confirm receipt of items expressly required to be delivered to the Agent.

14.04 Reliance by Agent

The Agent shall be entitled to rely upon, and shall not incur any liability to the Lenders for relying upon, any notice, request certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person.  The Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon.  In determining compliance with any condition hereunder to the making of an Advance, or the issuance of a Letter of Credit that by its terms must be fulfilled to the satisfaction of a Lender or the Issuing Lender, the Agent may presume that such condition is satisfactory to such Lender or the Issuing Lender unless the Agent shall have received notice to the contrary from such Lender or the Issuing Lender prior to the making of such Advance or the issuance of such Letter of Credit.  The Agent may consult with legal counsel (who may be counsel for the Borrowers), independent accountants and other experts selected by it and shall not be liable to the Lenders for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

14.05 Indemnification of Agent

Each Lender agrees to indemnify the Agent and hold it harmless (to the extent not reimbursed by the Borrowers), rateably according to its Proportionate Share (and not jointly or jointly and severally) from and against any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel, which may be incurred by or asserted against the Agent in any way relating to or arising out of the Loan Documents or the transactions therein contemplated.  However, no Lender shall be liable for any portion of such losses, claims, damages, liabilities and related expenses resulting from the Agent's gross negligence or wilful misconduct.

14.06 Delegation of Duties

The Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Agent from among the Lenders (including the Person serving as Agent) and their respective Affiliates.  The Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties.  The provisions of this Article and other provisions of this Agreement for the benefit of the Agent shall apply to any such sub-agent and to the Related Parties of the Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Agent.

14.07 Replacement of Agent

(1) The Agent may at any time give notice of its resignation to the Lenders, the Issuing Lender and the Borrowers.  Upon receipt of any such notice of resignation, the Majority Lenders shall have the right, subject to the consent of the Borrowers (provided no Event of Default has occurred and is continuing), to appoint a successor, which shall be a Lender having a Commitment to a revolving credit if one or more is established in this Agreement and having an office in Toronto, Ontario, or an Affiliate of any such Lender with an office in Toronto, Ontario.  The Agent may also be removed at any time by the Majority Lenders or the Borrowers upon 30 days' notice to the Agent, the Borrowers and the Lenders as long as the Majority Lenders, subject to consent of the Borrowers (provided no Event of Default has occurred and is continuing) or the Borrowers, appoint and obtain the acceptance of a successor within such 30 days, which shall be a Lender having a Commitment to a revolving credit if one or more is established in this Agreement and having an office in Toronto, Ontario or Montreal, Quebec, or an Affiliate of any such Lender with an office in Toronto, Ontario or Montreal, Quebec.

(2) If no such successor shall have been so appointed by the Majority Lenders and shall have accepted such appointment within 30 days after the retiring Agent gives notice of its resignation, then the retiring Agent may on behalf of the Lenders, appoint a successor Agent meeting the qualifications specified in Section 14.01, provided that if the Agent shall notify the Borrowers and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (1) the retiring Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Agent on behalf of the Lenders under any of the Loan Documents, the retiring Agent shall continue to hold such collateral security until such time as a successor Agent is appointed) and (2) all payments, communications and determinations provided to be made by, to or through the Agent shall instead be made by or to each Lender directly, until such time as the Majority Lenders or the Borrowers appoint a successor Agent as provided for above in the preceding paragraph.

(3) Upon a successor's appointment as Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the former Agent, and the former Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided in the preceding paragraph).  The fees payable by the Borrowers to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrowers and such successor.  After the termination of the service of the former Agent, the provisions of this Article 14 and of Article 13 shall continue in effect for the benefit of such former Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the former Agent was acting as Agent.

(4) Any resignation by RBC as Agent pursuant to this section shall also constitute its resignation as Issuing Lender and Swingline Lender.  If RBC resigns as an Issuing Lender, it shall retain all the rights, powers, privileges and duties of Issuing Lender hereunder with respect to all Letters of Credit outstanding as of the effective date of its resignation as Issuing Lender and all Obligations with respect thereto, including the right to require the Lenders to make Prime Rate Advances or US Base Rate Advances, as the case may be, or fund risk participations with respect to Letters of Credit under Section 6.01(5).  If RBC resigns as Swingline Lender, it shall retain all the rights of the Swingline Lender provided for hereunder with respect to Swingline Loans made by it and outstanding as of the effective date of such resignation, including the right to require the Lenders to make Prime Rate Advances or US Base Rate Advances, as the case may be, or fund risk participations in outstanding Swingline Loans pursuant to Section 2.04(3).  Upon the appointment by the Borrowers of a successor Issuing Lender or Swingline Lender hereunder (which successor shall in all cases be a Lender other than a Non-Funding Lender), (a) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring Issuing Lender or Swingline Lender, as applicable, (b) the retiring Issuing Lender and Swingline Lender shall be discharged from all of their respective duties and obligations hereunder or under the other Loan Documents, and (c) the successor Issuing Lender shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements satisfactory to RBC to effectively assume the obligations of RBC with respect to such Letters of Credit.

14.08 Non-Reliance on Agent and Other Lenders.

Each Lender and the Issuing Lender acknowledges that it has, independently and without reliance upon the Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement.  Each Lender and the Issuing Lender also acknowledges that it will, independently and without reliance upon the Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

14.09 Collective Action of the Lenders

Each of the Lenders hereby acknowledges that to the extent permitted by Applicable Law, any collateral security and the remedies provided under the Loan Documents to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder and under any collateral security are to be exercised not severally, but by the Agent upon the decision of the Majority Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents).  Accordingly, notwithstanding any of the provisions contained herein or in any collateral security, each of the Lenders hereby covenants and agrees that it shall not be entitled to take any action hereunder or thereunder including, without limitation, any declaration of default hereunder or thereunder but that any such action shall be taken only by the Agent with the prior written agreement of the Majority Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents).  Each of the Lenders hereby further covenants and agrees that upon any such written agreement being given, it shall co-operate fully with the Agent to the extent requested by the Agent.  Notwithstanding the foregoing, in the absence of instructions from the Lenders and where in the sole opinion of the Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Administrable Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Lenders.

14.10 No Other Duties, etc.

Anything herein to the contrary notwithstanding, none of the "bookrunners", "arrangers" or holders of similar titles, if any, specified in this Agreement shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Agent or a Lender hereunder.

14.11 Payments by the Borrowers

(1) Prior to an Event of Default that is continuing, all payments made by or on behalf of the Borrowers pursuant to this Agreement will be made to and received by the Agent on behalf of the Lenders and will be distributed by the Agent to the Lenders as soon as possible upon receipt by the Agent.  Subject to Sections 8.02 and 12.11, unless otherwise specified herein, the Agent will distribute to the Lenders in accordance with each Lender's Proportionate Share (but for the avoidance of doubt, not in this order):

(a) payments of interest and standby fees;

(b) costs and expenses;

(c) repayments of principal;

(d) prepayments of principal;

(e) amounts received by the exercise of any right of set-off, consolidation of accounts, or by counterclaim or cross-action; and

(f) all other payments received by the Agent.

14.12 Knowledge and Required Action

The Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default (other than the non-payment of any principal, interest or other amount to the extent the same is required to be paid to the Agent for the account of the Lenders) unless the Agent has received notice from a Lender or the Borrowers specifying such Default or Event of Default and stating that such notice is given pursuant to this Section.  In the event that the Agent receives such a notice, it shall give prompt notice thereof to the Lenders, and shall also give prompt notice to the Lenders of each non-payment of any amount required to be paid to the Agent for the account of the Lenders.  The Agent shall, subject to Section 14.13 take such action with respect to such Default or Event of Default as shall be directed by the Lenders in accordance with this Article 13 provided that, unless and until the Agent shall have received such direction the Agent may, but shall not be obliged to, take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interest of the Lenders; and provided further that the Agent in any case shall not be required to take any such action which it determines to be contrary to the Loan Documents or to any Applicable Law.

14.13 Request for Instructions

The Agent may at any time request instructions from the Lenders with respect to any actions or approvals which, by the terms of any of the Loan Documents, the Agent is permitted or required to take or to grant, and the Agent shall be absolutely entitled to refrain from taking any such action or to withhold any such approval and shall not be under any liability whatsoever as a result thereof until it shall have received such instructions from the Lenders.  No Lender shall have any right of action whatsoever against the Agent as a result of the Agent acting or refraining from acting under the Loan Documents in accordance with instructions from the Lenders.  The Agent shall in all cases be fully justified in failing or refusing to take or continue any action under the Loan Documents unless it shall have received further assurances to its satisfaction from the Lenders of their indemnification obligations under Section 14.05 against any and all liability and expense which may be incurred by it by reason of taking or continuing to take such action, and unless it shall be secured in respect thereof as it may deem appropriate.

14.14 Actions by Lenders

(1) Any consent, approval (including without limitation any approval of or authorization for any amendment to any of the Loan Documents), instruction or other expression of the Lenders under any of the Loan Documents may be obtained by an instrument in writing signed in one or more counterparts by the Majority Lenders, or where required by Section 14.14(3) all of the Lenders (which instrument in writing, for greater certainty, may be delivered by facsimile).

(2) Any consent, approval (including without limitation any approval of or authorization for any amendment to any of the Loan Documents), instruction or other expression of the Lenders hereunder may also be included in a resolution that is submitted to a meeting or adjourned meeting of the Lenders duly called and held for the purpose of considering the same as hereinafter provided and shall be deemed to have been obtained if such resolution is passed by the affirmative vote of the Majority Lenders (or 100% in the event that there are only two Lenders) of the votes given on a poll of the Lenders with respect to such resolution.  A meeting of Lenders may be called by the Agent and shall be called by the Agent upon the request of any two Lenders.  Every such meeting shall be held in the City of Toronto or at such other reasonable place as the Agent may approve.  At least seven days' notice of the time and place of any such meeting shall be given to the Lenders and shall include or be accompanied by a draft of the resolutions to be submitted to such meeting, but the notice may state that such draft is subject to amendment at the meeting or any adjournment thereof.  The Lenders who are present in person or by proxy at the time and place specified in the notice shall constitute a quorum.  A person nominated in writing by the Agent shall be chairman of the meeting.  Lenders representing no less than a majority (measured in US dollars) of the outstanding Advances must be present at a meeting or adjourned meeting.  Upon every poll taken at any such meeting every Lender who is present in person or represented by a proxy duly appointed in writing (who need not be a Lender) shall be entitled to one vote in respect of each US$1 of its Commitment.  In respect of all matters concerning the convening, holding and adjourning of Lenders' meetings, the form, execution and deposit of instruments appointing proxies and all other relevant matters, the Agent may from time to time make such reasonable regulations not inconsistent with this subsection 14.14(2) as it shall deem expedient and any regulations so made by the Agent shall be binding upon the Borrowers, the Agent and the Lenders.

(3) Notwithstanding subsection 14.14(1), without the consent of each Lender directly affected thereby, the Agent may not take the following actions:

(a) amend, modify, discharge, terminate or waive any of the terms of this Agreement if such amendment, modification, discharge, termination or waiver would increase the amount of the Credit Facilities, reduce the fees payable, reduce interest rates or other amounts payable with respect to the Credit Facilities, extend any date fixed for payment of principal, interest or other amounts payable relating to the Credit Facilities, extend the repayment dates of the Credit Facilities or change the definition of Majority Lenders or Applicable Margin (in each case above, other than in respect of the application (or waiver) of the default rate of interest, amendment to the definitions of "Net Senior Leverage Ratio", "Interest Coverage Ratio" or "Fixed Charge Coverage Ratio" and the component definitions thereof);

(b) amend Section 3.02;

(c) amend, modify, discharge, terminate or waive any of the Security (including a Guarantee) if the effect is to release all or substantially all of the Property subject thereto otherwise than pursuant to the terms hereof or thereof; or

(d) amend this Section 14.14(3).

(4) An instrument in writing from the Majority Lenders (any such instrument in writing being an "Approval Instrument") shall (subject to the terms of Section 14.14(3)) be binding upon all of the Lenders, and the Agent (subject to the provisions for its indemnity contained in this Agreement) shall be bound to give effect thereto accordingly.  For greater certainty, to the extent so authorized in the Approval Instrument, the Agent shall be entitled (but not obligated) to execute and deliver on behalf of the Agent and all of the Lenders, without the requirement for the execution by any other Lender or Lenders, any consents, waivers, documents or instruments (including without limitation any amendment to any of the Loan Documents) necessary or advisable in the opinion of the Agent to give effect to the matters approved by the Majority Lenders or all of the Lenders, as the case may be, in any Approval Instrument.  For greater certainty any amendment to this Agreement or any Loan Document also requires the consent of the Borrowers in writing.

(5) In the event that (x) in connection with any proposed amendment, modification, termination, waiver or consent with respect to any of the provisions hereof as contemplated by Section 14.14(3), the consent of the Majority Lenders shall have been obtained but the consent of one or more of such other Lenders (each a "Non-Consenting Lender") whose consent is required shall not have been obtained or (y) in the case of a Non-Funding Lender; then, with respect to each Non-Consenting Lender or Non-Funding Lender (the "Terminated Lender") the Borrowers may, by giving written notice to the Agent and any Terminated Lender of its election to do so, elect to cause such Terminated Lender (and such Terminated Lender hereby irrevocably agrees) to assign its outstanding Advances and its Revolving Facility Commitment and Swingline Facility Commitment, if any, in full to one or more Eligible Assignees (each a "Replacement Lender") in accordance with the provisions of this Agreement and the Borrowers shall pay the fees, if any, payable thereunder in connection with any assignment from the Terminated Lender; provided:

(a) on the date of such assignment, the Replacement Lender shall pay to the Terminated Lender an amount equal to the sum of (a) an amount equal to the principal of, and all accrued interest on, all outstanding Advances of the Terminated Lender, (b) an amount equal to all unreimbursed drawings that have been funded by such Terminated Lender, together with all then unpaid interest with respect thereto at such time, and (c) an amount equal to all accrued, but theretofore unpaid fees owing to such Terminated Lender pursuant to this Agreement;

(b) on the date of such assignment, the Borrowers shall pay any amounts payable to such Terminated Lender (other than a Non-Funding Lender) in respect to any Breakage Costs or otherwise owed as a consequence of such repayment or otherwise as if it were a prepayment; and

(c) each Replacement Lender shall consent, at the time of such assignment, to each matter in respect of which such Terminated Lender was a Non-Consenting Lender;

provided, the Borrowers may not make such election with respect to any Terminated Lender that is also the Issuing Lender unless, prior to the effectiveness of such election, the Borrowers shall cause each outstanding Letter of Credit issued by the Issuing Lender to be cancelled or cash collateralized or otherwise supported in a manner satisfactory to the Issuing Lender, acting reasonably and provided that in no case shall the cash collateral to be provided exceed the undrawn funding amount of the outstanding Letters of Credit issued by such Issuing Lender.  Upon the prepayment of all amounts owing to any Terminated Lender and the termination of such Terminated Lender's Revolving Facility Commitment and Swingline Facility Commitment, if any, such Terminated Lender shall no longer constitute a "Lender" for purposes hereof; provided, any rights of such Terminated Lender to indemnification hereunder shall survive as to such Terminated Lender.

(6) Any relevant guarantee and Security shall be automatically released in connection with a Permitted Disposition to the extent relating to the property subject to such Disposition.  The Agent is authorized, without further action by the Lenders, to execute related documents in connection with such release.

14.15 Provisions for Benefit of Lenders Only

The provisions of this Article 14, other than Section 14.07, Section 14.15, Section 14.09, Section 14.11, Section 14.14, Section 14.17(1) and (4), Section 14.21 and the rights of the Borrowers to receive notice as specified in this Article 14, relating to the rights and obligations of the Lenders and the Agent inter se shall be operative as between the Lenders and the Agent only, and the Obligors shall not have any rights or obligations under or be entitled to rely or be bound or liable for any purposes upon such provisions.

14.16 Payments by Agent

(1) For greater certainty, the following provisions shall apply to any and all payments made by the Agent to the Lenders hereunder:

(a) the Agent shall be under no obligation to make any payment (whether in respect of principal, interest, fees or otherwise) to any Lender until an amount in respect of such payment has been received by the Agent from the Borrowers;

(b) if the Agent receives less than the full amount of any payment of principal, interest, fees or other amount owing by the Borrowers under this Agreement, then subject to Section 8.02 the Agent shall have no obligation to remit to each Lender any amount other than such Lender's Proportionate Share of that amount which is the amount actually received by the Agent;

(c) if any Lender advances more or less than its Proportionate Share of Credit Facilities, such Lender's entitlement to such payment shall be increased or reduced, as the case may be, in proportion to the amount actually advanced by such Lender;

(d) the Agent acting reasonably and in good faith shall, after consultation with the Lenders in the case of any dispute, determine in all cases the amount of all payments to which each Lender is entitled and such determination shall, in the absence of manifest error, be binding and conclusive;

(e) upon request, the Agent shall deliver a statement detailing any of the payments to the Lenders referred to herein; and

(f) all payments by the Agent to a Lender hereunder shall be made to such Lender at its address set forth in the signature pages on this Agreement or on the applicable Assignment and Assumption unless notice to the contrary is received by the Agent from such Lender.

(2) Unless the Agent has actual knowledge that a Borrower has not made or will not make a payment to the Agent for value on the date in respect of which such Borrower has notified the Agent that the payment will be made and except to the extent that the Agent has received notice under Section 8.02, the Agent shall be entitled to assume that such payment has been or will be received from such Borrower when due and the Agent may (but shall not be obliged to), in reliance upon such assumption, pay the Lenders corresponding amounts.  If the payment by such Borrower is in fact not received by the Agent on the required date and the Agent has made available corresponding amounts to the Lenders, the Borrowers shall, without limiting its other obligations under this Agreement, indemnify the Agent against any and all liabilities, obligations, losses (other than loss of profit), damages, penalties, costs, expenses or disbursements of any kind or nature whatsoever that may be imposed on or incurred by the Agent as a result.  A certificate of the Agent with respect to any amount owing by the Borrowers under this Section shall be prima facie evidence of the amount owing in the absence of manifest error.

14.17 Acknowledgements, Representations and Covenants of Lenders

(1) Each Lender represents and warrants that it has the legal capacity to enter into this Agreement pursuant to its charter and any applicable legislation and has not violated its charter, constating documents or any applicable legislation by so doing.

(2) Each of the Lenders acknowledges and confirms that in the event that the Agent does not receive payment in accordance with this Agreement, it shall not be the obligation of the Agent to maintain the Credit Facilities in good standing nor shall any Lender have recourse to the Agent in respect of any amounts owing to such Lender under this Agreement.

(3) Each Lender acknowledges and agrees that its obligation to advance its Proportionate Share of Advances in accordance with the terms of this Agreement is independent and in no way related to the obligation of any other Lender hereunder.

(4) Each Lender hereby acknowledges receipt of a copy of this Agreement and acknowledges that it is satisfied with the form and content of such documents.

(5) Except to the extent recovered by the Agent from the Borrowers, promptly following demand therefor, each Lender shall pay to the Agent an amount equal to such Lender's Proportionate Share of any and all reasonable costs, expenses, claims, losses and liabilities incurred by the Agent in connection with this Agreement except for those incurred by reason of the Agent's negligence or wilful misconduct.

(6) Each Lender shall respond promptly to each request by the Agent for the consent of such Lender required hereunder.

(7) Each Lender that assigns all or a portion of its rights and obligations under this Agreement shall pay to the Agent a processing and recordation fee of Cdn.$3,500 with respect to each such assignment in accordance with Section 16.02(6).

14.18 Rights of Agent

(1) In administering the Credit Facilities, the Agent may retain, at the expense of the Lenders if such expenses are not recoverable from the Borrowers, such solicitors, counsel, auditors and other experts and agents as the Agent may select, in its sole discretion, acting reasonably and in good faith after consultation with the Lenders.

(2) As between the Agent and the Lenders, the Agent shall be entitled to rely on any communication, instrument or document believed by it to be genuine and correct and to have been signed by the proper individual or individuals, and shall be entitled to rely and shall be protected in relying as to legal matters upon opinions of independent legal advisors selected by it.  The Agent may also assume that any representation made by the Borrowers is true and that no Default or Event of Default has occurred unless the officers or employees of the Lender acting as Agent, active in their capacity as officers or employees responsible for the Borrowers' account, have actual knowledge to the contrary or have received notice to the contrary from any other party to this Agreement.

(3) Except in its own right as a Lender, the Agent shall not be required to advance its own funds for any purpose, and in particular, shall not be required to pay with its own funds insurance premiums, taxes or public utility charges or the cost of repairs or maintenance with respect to the assets which are the subject matter of the Security, nor shall it be required to pay with its own funds the fees of solicitors, counsel, auditors, experts or agents engaged by it as permitted hereby.

(4) The Agent may round an individual Lender's Proportionate Share of any Advance to the nearest Cdn.$100,000 or US$100,000, as the case may be.

(5) The Agent shall be entitled to scan and provide by email to the Lenders all financial information it receives from the Borrowers pursuant to Section 10.03.

14.19 Non-Funding Lenders

(1) Each Non-Funding Lender shall be required to provide to the Agent (A) cash or Cash Equivalents in an amount equal to 105% of such Non-Funding Lender's Proportionate Share of the face amount of outstanding Letters of Credit, and (B) cash or Cash Equivalents in an amount, as shall be determined from time to time by the Agent in its discretion, equal to all other obligations of such Non-Funding Lender to the Agent that are owing or may become owing pursuant to this Agreement, including, without limitation, such Non-Funding Lender's obligation to pay its Proportionate Share of any indemnification or expense reimbursement amounts not paid by the Borrowers.  Such cash or Cash Equivalents shall be held by Agent in one or more cash collateral accounts which accounts shall be in the name of the Agent and shall not be required to be interest bearing. The Agent shall be entitled to apply the foregoing cash and Cash Equivalents in accordance with Section 12.11.  Notwithstanding anything in this Agreement to the contrary, so long as there is a Non-Funding Lender it shall be within the sole and joint determination of the Issuing Lender as to whether it is agreeable to issue any new Letters of Credit or extend or renew any expiring Letters of Credit unless the unused Commitments of the other Lenders are sufficient to accommodate such new Letters of Credit or the Borrowers provide any cash collateral in respect of the shortfall.

(2) Neither Agent nor any of its Affiliates nor any of their respective officers, directors, employees, agents or representatives shall be liable to any Lender (including, without limitation, a Non-Funding Lender) for any action taken or omitted to be taken by it in connection with amounts payable by the Borrowers to a Non-Funding Lender and received and deposited by Agent in a cash collateral account and applied in accordance with the provisions of this Agreement save and except for the gross negligence or wilful misconduct of the Agent as determined by a final non-appealable judgment of a court of competent jurisdiction.

(3) The Agent shall be entitled to set off any Non-Funding Lender's Proportionate Share of all payments received from the Borrowers against such Non-Funding Lender's obligations to fund payments and Advances required to be made by it and to purchase participations required to be purchased by it in each case under this Agreement and the other Loan Documents.  The Agent shall be entitled to withhold and deposit in one or more non-interest bearing cash collateral accounts in the name of the Agent all amounts (whether principal, interest, fees or otherwise) received by Agent and due to a Non-Funding Lender pursuant to this Agreement which amounts shall be used by Agent (A) first, to reimburse (I) the Agent for  any amounts owing to it by the Non-Funding Lender pursuant to any Loan Document, and then to reimburse (II) the Issuing Lender for any amounts paid by it that has not been fully reimbursed due to such Non-Funding Lender not funding its Proportionate Share of the applicable Advance, (B) second, to repay any Advances made by a Lender in order to fund a shortfall created by a Non-Funding Lender which repayment shall be in the form of an assignment by each such Lender of such Advance to the Non-Funding Lender, (C) third, (I) first, to cash collateralize all other obligations of such Non-Funding Lender to the Agent owing pursuant to this Agreement in such amount as shall be determined from time to time by the Agent in its discretion including, without limitation, such Non-Funding Lender's obligation to pay its Proportionate Share of any indemnification or expense reimbursement amounts not paid by the Borrowers and (II), second, to maintain cash collateral for a Non-Funding Lender's Proportionate Share of reimbursement obligations for Letters of Credit, and (D) fourth, at the Agent's discretion, to fund from time to time the Non-Funding Lender's Proportionate Share of Advances under the Revolving Facility.

(4) For certainty, a Non-Funding Lender will have no voting or consent rights with respect to matters under this Agreement or other Loan Documents.  Accordingly, the Commitments and the aggregate unpaid principal amount of the Advances owing to any Non-Funding Lender shall be disregarded in determining Majority Lenders and all Lenders or all affected Lenders.  Notwithstanding the foregoing, should a Non-Funding Lender (i) fund all outstanding Advances that it previously failed to fund and pay all other amounts owing to Agent, and (ii) confirm in writing to the Agent that there is no reasonable likelihood that it will subsequently again become a Non-Funding Lender, then such Lender shall thereafter be entitled to vote and shall have consent rights in the same manner and fashion as if it were not a Non-Funding Lender.  During the period in which a Lender is a Non-Funding Lender, it shall not be entitled to receive payment of standby fees owing hereunder.

14.20 Sharing of Payments by Lenders

If any Lender, following the occurrence of an Event of Default which is continuing, by exercising any right of set-off or counterclaim or otherwise, provided no set-off shall be exercised against amounts held in or credited to any Excluded Account, obtains any payment or other reduction that might result in such Lender receiving payment or other reduction of a proportion of the aggregate amount of its Advances and accrued interest thereon or other obligations hereunder greater than its pro rata share thereof as provided herein, then the Lender receiving such payment or other reduction shall (a) notify the Agent of such fact, and (b) purchase (for cash at face value) participations in the Advances and such other obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders rateably in accordance with the aggregate amount of principal of and accrued interest on their respective Advances and other amounts owing them, provided that:

(1) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest;

(2) the provisions of this Section shall not be construed to apply to (x) any payment made by any Obligor pursuant to and in accordance with the express terms of this Agreement or (y) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Advances or participation in disbursements under Letters of Credit to any assignee or participant, other than to any Obligor or any Affiliate of an Obligor (as to which the provisions of this Section shall apply); and

(3) the provisions of this Section shall not be construed to apply to (w) any payment made while no Event of Default has occurred and is continuing or in respect of obligations of the Borrowers to such Lender that do not arise under or in connection with the Loan Documents, (x) any payment made in respect of an obligation that is secured by a Permitted Lien or that is otherwise entitled to priority over the Borrowers' obligations under or in connection with the Loan Documents, (y) any reduction arising from an amount owing to an Obligor upon the termination of derivatives entered into between the Obligor and such Lender, or (z) any payment to which such Lender is entitled as a result of any form of credit protection obtained by such Lender.

14.21 Agent's Clawback

(1) Funding by Lenders: Presumption by Agent.  Unless the Agent shall have received notice from a Lender prior to the proposed date of any advance of funds that such Lender will not make available to the Agent such Lender's share of such advance, the Agent may assume that such Lender has made such share available on such date in accordance with the provisions of this Agreement concerning funding by Lenders and may, in reliance upon such assumption, make available to the applicable Borrower a corresponding amount.  In such event if a Lender has not in fact made its share of the applicable advance available to the Agent, then the applicable Lender shall pay to the Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to such Borrower to but excluding the date of payment to the Agent, at a rate determined by the Agent in accordance with prevailing banking industry practice on Interbank compensation.  If such Lender pays such amount to the Agent, then such amount shall constitute such Lender's Advance included in such advance.  If the Lender does not do so forthwith, the applicable Borrower shall pay to the Agent forthwith on demand such corresponding amount with interest thereon at the interest rate applicable to the advance in question.  Any payment by a Borrower shall be without prejudice to any claim such Borrower may have against a Lender that has failed to make such payment to the Agent and provided further that to the extent that the interest payable is owed to the Agent, no such interest shall be payable or owed to the applicable Lender.

(2) Payments by Borrowers: Presumptions by Agent.  Unless the Agent shall have received notice from the applicable Borrower prior to the date on which any payment is due to the Agent for the account of any Lender hereunder that such Borrower will not make such payment the Agent may assume that such Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute the amount due to the Lenders.  In such event, if such Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Agent, at a rate determined by the Agent in accordance with prevailing banking industry practice on Interbank compensation.

ARTICLE 15- TAXES AND CHANGE OF CIRCUMSTANCES

15.01 Increased Costs

(1) Increased Costs Generally.  If, from time to time, any Change in Law shall:

(a) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender;

(b) subject any Lender to any Tax of any kind whatsoever with respect to this Agreement, any Letter of Credit, any participation in a Letter of Credit or any Advance made by it, or change the basis of taxation of payments to such Lender in respect thereof, except for Excluded Taxes or for Indemnified Taxes or Other Taxes covered by Section 15.02, or

(c) impose on any Lender or any applicable interbank market any other condition, cost or expense affecting this Agreement or Advances made by such Lender or any Letter of Credit or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender of (or a reduction in the amount received or receivable by such Lender in connection with) making or maintaining any Advance (or of maintaining its obligation to make any such Advance or issuing or participating in Letters of Credit), then upon written request of such Lender from time to time setting forth in reasonable detail any such increased costs, the Borrowers will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered. Each Lender agrees (subject to legal and regulatory restrictions) to use commercially reasonable efforts to designate a different applicable Lending Office if such designation will avoid the need for, or will reduce the amount of, such compensation and will not, in the good faith judgment of such Lender, be otherwise disadvantageous to subject such Lender to any unreimbursed cost or expense.

(2) Capital and Liquidity Requirements.  If any Lender determines that any Change in Law affecting such Lender or any lending office of such Lender or such Lender's holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender's capital or on the capital of such Lender's holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Advances made by, or the Letters of Credit issued or participated in by such Lender, to a level below that which such Lender or its holding company could have achieved but for such Change in Law (taking into consideration such Lender's policies and the policies of its holding company with respect to, as applicable, capital adequacy or liquidity requirements), then from time to time upon written request of such Lender setting forth the calculation of the reduced return in reasonable detail the Borrowers will pay to such Lender such additional amount or amounts as will compensate such Lender or its holding company for any such reduction suffered.

The Borrowers shall pay to each Lender, (i) as long as such Lender shall be required to maintain reserves with respect to liabilities or assets consisting of or including Eurocurrency funds or deposits, additional interest on the unpaid principal amount of each LIBOR Rate Advance equal to the actual costs of such reserves allocated to such Advance by such Lender in the form of reserves on "Eurocurrency liabilities" imposed by the Federal Reserve System of the United States or analogous reserve requirements (as determined by such Lender in good faith, which determination shall be conclusive in the absence of demonstrable error), and (ii) as long as such Lender shall be required to comply with any reserve ratio requirement or analogous requirement of any other central banking or financial regulatory authority imposed in respect of the maintenance of the Commitments or the funding of Advances at the LIBO Rate, such additional costs (expressed as a percentage per annum and rounded upwards, if necessary, to the nearest five decimal places) equal to the actual costs allocated to such Commitment or Advance by such Lender (as determined by such Lender in good faith, which determination shall be prima facie evidence of the amount of compensation owed, absent manifest error) which in each case shall be due and payable on each date on which interest is payable on such Advance.

(3) Certificates for Reimbursement.  A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in paragraph (1) or (2) of this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrowers from time to time shall be conclusive absent manifest error.  The Borrowers shall pay such Lender the amount shown as due on any such certificate within 10 Business Days after receipt thereof.

(4) Delay in Requests.  Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender's right to demand such compensation, except that the Borrowers shall not be required to compensate a Lender pursuant to this Section for any increased costs incurred or reductions suffered (i) more than three months prior to the date that such Lender notifies the Borrowers of the Change in Law giving rise to such increased costs or reductions and of such Lender's intention to claim compensation therefore, unless the Change in Law giving rise to such increased costs or reductions is retroactive, in which case the three-month period referred to above shall be extended to include the period of retroactive effect thereof, (ii) for which the Lender is not seeking similar compensation from similar borrowers or (iii) for any Change in Law that applies to such Lender but not generally to other lenders similarly regulated in such Lender's jurisdiction of incorporation or the jurisdiction of its Lending Office for purposes hereof.

15.02 Taxes

(1) Payments Subject to Taxes.  Any and all payments by the Borrowers (including any Subsidiary for whose account a Letter of Credit is issued) or any Guarantor to or for the account of any Agent or Lender under any Loan Document shall be made free and clear of and without deduction or withholding for any Taxes, except as required by Applicable Law.  If any Obligor, the Agent, any Lender or Issuing Lender is required by Applicable Law to deduct or pay any Indemnified Taxes in respect of any payment by or on account of any obligation of an Obligor hereunder or under any other Loan Document, then the sum payable shall be increased by that Obligor as necessary so that after making or allowing for all required deductions, withholdings and payments (including deductions and payments applicable to additional sums payable under this Section) the Agent, Lender or Issuing Lender, as the case may be, receives an amount equal to the sum it would have received had no such deductions, withholdings and payments in respect of Indemnified Taxes been required or made. If any Applicable Law requires the deduction of any Tax from any such payment by the Obligor, (i) the Obligor shall make any such deductions or withholdings required to be made by it under Applicable Law and (ii) the Obligor shall timely pay the full amount required to be deducted or withheld to the relevant Governmental Authority in accordance with Applicable Law.

(2) Payment of Other Taxes by the Borrowers.  Without limiting the provisions of paragraph (1) above, the Borrowers shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with Applicable Law, or at the option of the Agent timely reimburse it for the payment thereof.

(3) Indemnification by the Borrowers.  The Borrowers shall, indemnify the Agent, each Lender and the Issuing Lender, within ten (10) days after written demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section) withheld or deducted on payments to, or paid by, the Agent, such Lender or the Issuing Lender in respect of any payment by or on account of any obligation of an Obligor hereunder or any other Loan Document and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority.  A certificate as to the amount of such payment or liability delivered to the Borrowers by a Lender (with a copy to the Agent), or by the Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(4) Evidence of Payments.  As soon as practicable after any payment of Indemnified Taxes by an Obligor to a Governmental Authority pursuant to this Section 15.02, the Obligor shall deliver to the Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Agent (it being understood and agreed that any information contained therein that any Lender or Agent may reasonably deem to be confidential may be deleted or redacted).

(5) Treatment of Certain Refunds and Tax Reductions.  If the Agent or a Lender determines, in its sole discretion exercised in good faith, that it has received a refund of any Indemnified Taxes as to which it has been indemnified by the Borrowers or with respect to which an Obligor has paid additional amounts pursuant to this Section 15.02, it shall pay to the Borrowers or Obligor, as applicable, an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrowers or Obligor under this Section with respect to the Indemnified Taxes giving rise to such refund), net of all reasonable out-of-pocket expenses (including Taxes) of the Agent or such Lender, as the case may be, and without interest.  The Borrowers or Obligor as applicable, upon the request of the Agent or such Lender, shall repay the amount paid over to the Borrowers or Obligor pursuant to this paragraph (5) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Agent or such Lender if the Agent or such Lender is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph(5) , in no event will the Agent or a Lender be required to pay any amount to the Borrowers or Obligor pursuant to this paragraph (5) the payment of which would place the Agent or such Lender in a less favorable net after-Tax position than the Agent or Such Lender would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require the Agent or any Lender to make available its tax returns (or any other information relating to its taxes that it deems confidential) to the Borrowers or any other Person, to arrange its affairs in any particular manner or to claim any available refund.

(6) Status of Lenders.  To the extent that deductions or withholdings apply to any payment to be made to any Agent or Lender, such Agent or Lender that is entitled to an exemption from or reduction of any withholding tax with respect to any payments hereunder or under any other Loan Document shall, to the extent it may lawfully do so, deliver to the Borrowers and to the Agent, at the time or times reasonably requested by the Borrowers or the Agent, such properly completed and executed documentation prescribed by Applicable Law as will permit such payments to be made without withholding or at a reduced rate of withholding and certifying as to any entitlement of such Lender to an exemption from, or reduction in, withholding Tax with respect to any payments to be made to such Agent or Lender under the Loan Documents.  In addition, any Lender, if required by the Borrowers or the Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Borrowers or Agent as will enable the Borrowers or the Agent to determine whether or not such Lender is subject to withholding, backup withholding or information reporting requirements.  Unless the applicable withholding agent has received forms or other documents satisfactory to it indicating that payments under any Loan Documents to or for a Lender are not subject to withholding tax or are subject to such tax at a reduced rate by an applicable tax treaty, the applicable withholding agent shall withhold amounts required to be withheld by applicable Law from such payments at the applicable statutory rate. Each Lender shall, from time to time after the initial delivery by such Lender of the forms described above, upon the expiration, obsolescence, inaccuracy or invalidity of any previously delivered form or at the request of the Agent or the Borrowers, (a) deliver to the Borrowers and the Agent renewals, amendments or additional or successor forms, together with any other certificate or statement of exemption required in order to confirm or establish such Lender's status or that such Lender is entitled to an exemption from or reduction in withholding tax or (b) notify the Agent and the Borrowers of its inability to deliver any such forms, certificates or other evidence. Notwithstanding anything to the contrary in this paragraph (6), the completion, execution and submission of such documentation (other than such documentation set forth below in paragraph (8)) shall not be required if in the Lender's reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(7) Indemnification by the Lenders.  Each Lender shall severally indemnify the Agent, within 10 days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that the Obligors have not already indemnified the Agent for such Indemnified Taxes and without limiting the obligation of Obligors to do so) and (ii) any Taxes (other than Indemnified Taxes) attributable to such Lender, in each case, that are payable or paid by the Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority.  A certificate as to the amount of such payment or liability delivered to any Lender by the Agent shall be conclusive absent manifest error.  Each Lender hereby authorizes the Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Agent to the Lender from any other source against any amount due to the Agent under this paragraph (7).

(8) FATCA.  If a payment made to a Lender under any Loan Document would be subject to United States federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Revenue Code, as applicable), such Lender shall deliver to Borrowers and the Agent at the time or times prescribed by Applicable Law and at such time or times reasonably requested by Borrowers or the Agent such documentation prescribed by Applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Revenue Code) and such additional documentation reasonably requested by Borrowers or the Agent as may be necessary for Borrowers and the Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender's obligations under FATCA or to determine the amount to deduct and withhold from such payment.  Solely for purposes of this paragraph (8), "FATCA" shall include any amendments made to FATCA after the date of this Agreement.

(9) Survival.  Each party's obligations under this Section 15.02 shall survive the resignation or replacement of the Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge or all obligations under any Loan Document.

15.03 Mitigation Obligations: Replacement of Lenders

(1) Designation of a Different Lending Office.  If any Lender requests compensation under Section 15.01, or requires the Borrowers to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 15.02, then such Lender shall use commercially reasonable efforts to (subject to legal and regulatory restrictions) designate a different lending office for funding or booking its Advances hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 15.01 or 15.02, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender.  The Borrowers hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(2) Replacement of Lenders.  If any Lender requests compensation under Section 15.01, if the Borrowers are required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 15.02, if any Lender's obligations are suspended pursuant to Section 15.04 or if any Lender defaults in its obligation to fund Advances hereunder, then the Borrowers may, at their sole expense and effort, upon 10 days' notice to such Lender and the Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Article 16 (if any)), all of its interests, rights and obligations under this Agreement and the related Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided that:

(a) the Borrowers pay the Agent the assignment fee specified in Section 16.02(6);

(b) the assigning Lender receives payment of an amount equal to the outstanding principal of its Advances and participations in disbursements under Letters of Credit, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any Breakage Costs (except where such Lender is a Non-Funding Lender) and amounts required to be paid under this Agreement as a result of prepayment to a Lender) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrowers (in the case of all other amounts);

(c) in the case of any such assignment resulting from a claim for compensation under Section 15.01 or payments required to be made pursuant to Section 15.02, such assignment will result in a reduction in such compensation or payments thereafter; and

(d) such assignment does not conflict with Applicable Law.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrowers to require such assignment and delegation cease to apply.

15.04 Illegality

If any Lender determines that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to make or maintain any Advance (or to maintain its obligation to make any Advance), or to participate in, issue or maintain any Letter of Credit (or to maintain its obligation to participate in or to issue any Letter of Credit), or to determine or charge interest rates based upon any particular rate, then, on notice thereof by such Lender to the Borrowers through the Agent, any obligation of such Lender with respect to the activity that is unlawful shall be suspended until such Lender notifies the Agent and the Borrowers that the circumstances giving rise to such determination no longer exist.  Upon receipt of such notice, the Borrowers shall, upon demand from such Lender (with a copy to the Agent), prepay or, if conversion would avoid the activity that is unlawful, convert any Advances, or take any necessary steps with respect to any Letter of Credit in order to avoid the activity that is unlawful. Upon any such prepayment or conversion, the Borrowers shall also pay accrued interest on the amount so prepaid or converted.  Each Lender agrees to designate a different Lending Office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be materially disadvantageous to such Lender.

ARTICLE 16- SUCCESSORS AND ASSIGNS AND ADDITIONAL LENDERS

16.01 Successors and Assigns Generally.

The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that no Obligor may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations, hereunder except (i) to an Eligible Assignee in accordance with the provisions of Section 16.02, (ii) by way of participation in accordance with the provisions of Section 16.04, or (iii) by way of pledge or assignment of a security interest subject to the restrictions of Section 16.05 (and any other attempted assignment or transfer by any party hereto shall be null and void).  Nothing in this Agreement expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, and, to the extent expressly contemplated hereby, the Related Parties of each of the Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

16.02 Assignment by Lenders.

Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Advances at the time owing to it); provided that:

(1) except if an Event of Default has occurred and is continuing or in the case of an assignment of the entire remaining amount of the assigning Lender's Commitment and the Advances at the time owing to it or in the case of an assignment to a Lender, the aggregate amount of the Commitment being assigned (which for this purpose includes Advances outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Advance of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Agent or, if "Trade Date" is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than US$5,000,0000, unless each of the Agent and, so long as no Event of Default has occurred and is continuing, the Borrowers otherwise consent to a lower amount (each such consent not to be unreasonably withheld or delayed);

(2) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement with respect to the Advance or the Commitment assigned; except that this clause (2) shall not prohibit any Lender from assigning all or a portion of its rights and obligations among separate credits on a non-pro rata basis;

(3) any assignment of a Commitment relating to a credit under which Letters of Credit may be issued must be approved by any Issuing Lender (such approval not to be unreasonably withheld or delayed), unless the Person that is the proposed assignee is itself already a Lender with a Commitment under that credit;

(4) any assignment must be approved by the Agent (such approval not to be unreasonably withheld or delayed) unless the proposed assignee is, in the case of the Revolving Facility or the Swingline Facility, itself already a Lender with the same type of Commitment;

(5) any assignment must be approved by the Borrowers (in their sole discretion) unless (A) the proposed assignee is, in the case of the Revolving Facility or the Swingline Facility, itself already a Lender with the same type of Commitment ) or an affiliate of a Lender or a fund which is managed by a Lender or its Affiliate, or (B) an Event of Default has occurred and is continuing; and

(6) the parties to each assignment shall execute and deliver to the Agent an Assignment and Assumption, together with a processing and recordation fee in an amount of Cdn.$3,500 and the Eligible Assignee, if it shall not be a Lender, shall deliver to the Agent an Administrative Questionnaire.

Subject to acceptance and recording thereof by the Agent pursuant to Section 16.03, from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement and the other Loan Documents, including any collateral security, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Article 13 and Article 15, and shall continue to be liable for any breach of this Agreement by such Lender, with respect to facts and circumstances occurring prior to the effective date of such assignment.  Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph (other than a participation described in Section 16.04) shall be null and void as against the Borrowers.  Any payment by an assignee to an assigning Lender in connection with an assignment or transfer shall not be or be deemed to be a repayment by the Borrowers or a new Advance to the Borrowers.

16.03 Register.

The Agent shall maintain at one of its offices in Toronto, Ontario a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Advances owing to, each Lender pursuant to the terms hereof from time to time (the "Register").  The entries in the Register shall be conclusive, absent manifest error, and the Borrowers, the Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary.  The Register shall be available for inspection by the Borrowers and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

16.04 Participations.

Any Lender may at any time, without the consent of, but on notice to, the Borrowers and/or the Agent, sell participations to any Person (other than a natural person, an Obligor or any Affiliate of an Obligor) (each, a "Participant") in all or a portion of such Lender's rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Advances owing to it); provided that (i) such Lender's obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (iii) the Borrowers, the Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement and (iv) a Participant shall not be party to or have any rights and remedies under the Loan Documents and its sole remedy shall be as against the Lender from whom it purchased such participation.  Any payment by a Participant in connection with a sale of a participation shall not be or be deemed to be a repayment by the Borrowers or a new Advance to the Borrowers.

The voting rights of any Participants shall (i) be limited to matters in respect of (a) increases in Commitments of such Participant, (b) reductions of principal, interest or fees payable to such Participant, (c) extensions of final maturity or scheduled amortization of the Advances or Commitments in which such Participant participates and (d) releases of all or substantially all of the value of the guarantees, or all or substantially all of the collateral and (ii) for clarification purposes, not include the right to vote on waivers of Defaults or Events of Default.

16.05 Certain Pledges.

Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under the Agreement to secure obligations of such Lender, but no such pledge or assignment shall release such Lender from any of its obligations hereunder, substitute any such pledgee or assignee for such Lender as a party hereto or prohibit, restrict or in any way limit the Lender from complying with its obligations under the Loan Documents or its ability to grant or consent to the giving or granting of any amendments or waivers thereunder or the exercise of any discretion afforded to it thereunder.

ARTICLE 17- GENERAL

17.01 Exchange and Confidentiality of Information

Each Borrower authorizes and consents to the reproduction, disclosure and use by the Agent and Lenders of information about the Borrowers (including, without limitation, the Borrowers' names and any identifying logos) and the transactions herein contemplated to enable the Agent and/or the Lenders to publish promotional "tombstones" and other forms of notices of the transactions contemplated herein in any manner and in any media (including, without limitation, brochures) and the reproduction, disclosure and use of such information shall be subject to the prior approval of the Borrowers in their sole discretion. Each Borrower acknowledges and agrees that no compensation will be payable by the Agent or any Lender resulting therefrom, and that the Agent and the Lender shall have no liability whatsoever to the Borrowers or any of their employees, officers, directors, affiliates or shareholders in obtaining and using such information in accordance with the terms hereof.

17.02 Nature of Obligations under this Agreement

(1) The obligations of each Lender and of the Agent under this Agreement are several and not joint and several.  The failure of any Lender to carry out its obligations hereunder shall not relieve the other Lenders, the Agent or the Borrowers of any of their respective obligations hereunder.  Neither the entering into of this Agreement nor the completion of any transactions contemplated herein shall constitute the Lenders a partnership.

(2) Neither the Agent nor any Lender shall be responsible for the obligations of any other Lender hereunder.

17.03 Addresses, Etc. for Notices

(1) The addresses and telecopier numbers for the purposes of notices and other communications to the Borrowers and the Agent are set out on the signatures pages and Schedules to this Agreement.

(2) Notices Generally.  Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in Section 17.03(3)), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier to the addresses or telecopier numbers specified elsewhere in this Agreement or, if to a Lender, to it at its address or telecopier number specified in the Register or, if to an Obligor other than the Borrowers, in care of the Borrowers.

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given on a Business Day between 9:00 a.m. and 5:00 p.m. local time where the recipient is located, shall be deemed to have been given at 9:00 a.m. on the next business day for the recipient).  Notices delivered through electronic communications to the extent provided in Section 17.03(3) below shall be effective as provided in Section 17.03(3).

(3) Electronic Communications. Notices and other communications to the Lenders and the Issuing Lender hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Agent, provided that the foregoing shall not apply to notices to any Lender of Advances to be made or Letters of Credit to be issued if such Lender has notified the Agent that it is incapable of receiving notices under such Article by electronic communication.  The Agent or the Borrowers may, in their discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

Unless the Agent otherwise prescribes, (i) notices and other communications sent to an email address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(4) Change of Address, Etc.  Any party hereto may change its address or telecopier number for notices and other communications hereunder by notice to the other parties hereto.

17.04 Governing Law and Submission to Jurisdiction

(1) Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

(2) Submission to Jurisdiction.  Each Obligor irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the courts of the Province of Ontario, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any other Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court.  Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or in any other Loan Document shall affect any right that the Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Obligor or its properties in the courts of any jurisdiction.

(3) Waiver of Venue.  Each Obligor irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in 17.04(2).  Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

17.05 Judgment Currency

(1) If for the purpose of obtaining or enforcing judgment against any Borrower or any Obligor in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 17.05 referred to as the "Judgment Currency") an amount due in Canadian Dollars or United States Dollars under this Agreement, the conversion shall be made at the rate of exchange prevailing on the Business Day immediately preceding:

(a) the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(b) the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 17.05(1)(b) being hereinafter in this Section 17.05 referred to as the "Judgment Conversion Date").

(2) If, in the case of any proceeding in the court of any jurisdiction referred to in Section 17.05(1)(b), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrowers shall pay such additional or lesser amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of Canadian Dollars or United States Dollars, as the case may be, which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(3) Any amount due from the Borrowers under the provisions of Section 17.05(2) shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

(4) The term "rate of exchange" in this Section 17.05 means the noon rate of exchange based on Canadian interbank transactions in Canadian Dollars or United States Dollars, as the case may be, in the Judgment Currency published or quoted by the Bank of Canada for the day in question, or if such rate is not so published or quoted by the Bank of Canada, such term shall mean the Equivalent Amount of the Judgment Currency.

17.06 Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the Borrowers, the Lenders, the Agent and their respective successors and permitted assigns.

17.07 Survival

The provisions of Article 13 shall survive the repayment of all Advances, whether on account of principal, interest or fees, and the termination of this Agreement, unless a specific release of such provisions by the Agent, on behalf of the Lenders, is delivered to the Borrowers.

17.08 Severability

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

17.09 Whole Agreement

This Agreement (along with the other Loan Documents) constitutes the whole and entire agreement between the parties hereto and cancels and supersedes any prior agreements, undertakings, declarations, commitments, representations, written or oral, in respect thereof.

17.10 Further Assurances

The Borrowers, each Lender and the Agent shall promptly cure any default by it in the execution and delivery of this Agreement, the Loan Documents or of any of the agreements provided for hereunder to which it is a party.  The Borrowers, at their expense, shall promptly execute and deliver to the Agent, upon reasonable request by the Agent, all such other and further documents, agreements, opinions, certificates and instruments in compliance with and required to give effect to the covenants and agreements of the Borrowers hereunder or to make any recording, file any notice or obtain any consent contemplated herein.

17.11 Waiver of Jury

EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).  EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

17.12 Counterpart; Integration; Effectiveness; Electronic Execution

(1) Counterparts; Integration; Effectiveness:  This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract.  This Agreement and the other Loan Documents and any separate letter agreements with respect to fees payable to the Agent constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof.  This Agreement shall become effective when it has been executed by the Agent and when the Agent has received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto.  Delivery of an executed counterpart of a signature page of this Agreement by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.

(2) Electronic Execution of Assignments.  The words "execution", "signed", "signature", and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act, as the case may be.

17.13 Treatment of Certain Information; Confidentiality

(1) Each of the Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to it, its Affiliates and its Affiliates' respective partners, directors, officers, employees, agents and advisors on a need to know basis only (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority), (c) to the extent required by Applicable Laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section on which the Obligors may rely and under which agreement the Obligors shall have enforceable rights and remedies as against the recipient of such Information, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap, derivative, credit-linked note or similar transaction relating to the Borrower and their obligations, (g) with the consent of the Borrowers or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this section or (y) becomes available to the Agent or any Lender on a non-confidential basis from a source other than an Obligor.

(2) For purposes of this Section, "Information" means all information received in connection with this Agreement and the other Loan Documents from or on behalf of any Obligor or its Related Parties relating to any Obligor or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to the Agent or any Lender on a non-confidential basis prior to such receipt.  The Agent and each of the Lenders on the Closing Date shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.  In addition, the Agent may disclose to any agency or organization that assigns standard identification numbers to loan facilities such basic information describing the facilities provided hereunder as is necessary to assign unique identifiers (and, if requested, supply a copy of this Agreement), it being understood that the Person to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to make available to the public only such Information as such person normally makes available in the course of its business of assigning identification numbers.

(3) In addition, and notwithstanding anything herein to the contrary, the Agent may provide the information described in Schedule F concerning the Borrowers and the Credit Facilities established herein to Loan Pricing Corporation and/or other recognized trade publishers of information for general circulation in the loan market.

17.14 Time of the Essence

Time shall be of the essence of this Agreement.

17.15 Delivery by Facsimile Transmission

This Agreement may be executed and delivered by facsimile transmission or other electronic communication and each of the parties hereto may rely on such facsimile signature as though such facsimile signature were an original signature.

17.16 Fondé de Pouvoir

Without limiting the generality of any provisions of this Agreement, each Lender hereby appoints and designates the Agent (or any successor thereto) as hypothecary representative ("fondé de pouvoir") within the meaning of Article 2692 of the Civil Code of Québec for the purposes of holding and security including under any deed of hypothecs granted by any Obligor under the laws of the Province of Québec as security for any debenture, bond or other title of indebtedness that may be issued by any Obligor and, in such capacity, the Agent shall hold any such hypothec granted under the laws of the Province of Québec as such hypothecary representative ("fondé de pouvoir") in the exercise of the rights conferred thereunder.  The execution by the Agent, as such hypothecary representative ("fondé de pouvoir"), prior to the date hereof of any deed creating or evidencing any such hypothec is hereby ratified and confirmed.  Notwithstanding the provisions of Section 32 of the Act respecting the special powers of legal persons (Québec), the Agent may acquire and be the holder of any of the debentures, bonds (or other title of indebtedness secured by any such hypothec, as agent for itself and for the benefit of all Lenders.  Each assignee Lender that becomes party to this Agreement, by becoming a party to this Agreement, shall be deemed to have ratified and confirmed the appointment of the Agent as hypothecary representative ("fondé de pouvoir").  In the event of the resignation and appointment of a successor Agent, such successor Agent shall also act as the hypothecary representative ("fondé de pouvoir").

17.17 Termination of Agreement and Loan Documents

This Agreement and the Loan Documents shall terminate and shall be of no further effect, other than with respect to indemnities expressly stated to survive termination of this Agreement, and the Agent shall execute and deliver all discharges and termination statements requested by the Borrowers (at the expense of the Borrowers) upon repayment by the Obligors of all Obligations owing to the Agent and the Lenders and the termination of the Commitments.

17.18 Anti-Money Laundering Legislation

(1) The Borrowers acknowledge that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Patriot Act and other applicable anti-money laundering, anti-terrorist financing, government sanction and "know your client" laws (collectively, including any guidelines or orders thereunder, "AML Legislation"), the Lenders and the Agent may be required to obtain, verify and record information regarding the each of the Parent and its Subsidiaries, their directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Parent and its Subsidiaries, and the transactions contemplated hereby.  The Borrowers shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Agent, or any prospective assignee or participant of a Lender or the Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

Each of the Lenders agrees that the Agent has no obligation to ascertain the identity of the each of the Parent and its Subsidiaries or any authorized signatories of the Parent and its Subsidiaries on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from the Parent and its Subsidiaries or any such authorized signatory in doing so.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BORROWERS:

Address:	POINTS INTERNATIONAL LTD.
111 Richmond Street West Suite 700 Toronto, Ontario M5H 2G4 Attention: Chief Financial Officer
	By:	(Signed) "Christopher J.D. Barnard"
and		Name: Christopher J.D. Barnard
Title: President
Attention: Vice President, General Counsel & Corporate Secretary
	By:	(Signed) "T. Robert MacLean"
Facsimile: [Redacted]		Name: T. Robert MacLean
Title: Chief Executive Officer

with a copy to:

DAVIES WARD PHILLIPS & VINEBERG LLP
155 Wellington Street West Toronto, Ontario M5V 3J7 Attention: [Redacted]

Facsimile: [Redacted]

[Signature Page to Credit Agreement]

Address:	POINTS.COM INC.
111 Richmond Street West Suite 700 Toronto, Ontario M5H 2G4 Attention: Chief Financial Officer

	By:	(Signed) "Christopher J.D. Barnard"
and		Name: Christopher J.D. Barnard
Title: President
Attention: Vice President, General Counsel &
Corporate Secretary
	By:	(Signed) "T. Robert MacLean"
Name: T. Robert MacLean
Title: Chief Executive Officer
Facsimile: [Redacted]

with a copy to:

DAVIES WARD PHILLIPS & VINEBERG LLP
155 Wellington Street West Toronto, Ontario M5V 3J7 Attention: [Redacted]

Facsimile: [Redacted]

[Signature Page to Credit Agreement]

AGENT:

Address:	ROYAL BANK OF CANADA, as Agent
20 King Street West, 4th Floor Toronto, Ontario M5H 1C4 Attention: Agency, Manager

	By:	(Signed) "Helena Sadowski"
Helena Sadowski Manager, Agency

Fax: [Redacted]	By:
20 King Street West, 4th Floor
Toronto, Ontario
M5H 1C4

LENDERS:

200 Bay Street, North Tower, 4th Floor	ROYAL BANK OF CANADA, as a Lender
Toronto, Ontario
M5J 2W7
	By:	(Signed) "Hogan Mak"
Attention:		Hogan Mak Director
Fax: [Redacted]
By:

[Signature Page to Credit Agreement]

THE BANK OF NOVA SCOTIA, as Lender
Address: 4715 Tahoe Blvd Mississauga, ON LB4 0B4
Attention:
	By:	(Signed) "Barry Kelterborn"
Barry Kelterborn Director
	By:	(Signed) "Nick Giarratano"
Nick Giarratano Director

[Signature Page to Credit Agreement]

SCHEDULE A

LENDERS AND COMMITMENTS

Lender	Revolving Facility
Royal Bank of Canada	US$30,000,000 (including US$5,000,000 as Swingline Lender)
The Bank of Nova Scotia	US$20,000,000

Total Commitment	US$50,000,000

SCHEDULE B

NOTICE OF REQUEST FOR ADVANCE/CONVERSION/ROLLOVER

TO:	ROYAL BANK OF CANADA, as Agent 20 King Street West, 4th Floor Toronto, Ontario M5H 1C4 Attention: Agency, Manager Fax: 416-842-4023

FROM:	POINTS INTERNATIONAL LTD. and POINTS.COM INC. (collectively, the "Borrowers")

DATE:	[•], 20___

1. This notice of request for Advance is delivered to you, as Agent, pursuant to the credit agreement made as of December 10, 2019 (as amended, supplemented, restated or replaced from time to time, the "Credit Agreement"), between the Borrowers, the Agent and the Lenders and other financial institutions specified therein.  All defined terms set forth, but not otherwise defined, in this notice shall have the respective meanings set forth in the Credit Agreement, unless the context requires otherwise.

2. [Insert applicable Borrower] hereby requests [an Advance] [a Rollover] [a Conversion] as follows:

(a) On: _______________________________________ (a Business Day)

(b) Type and Amount of Advances and Interest Period

 Type Amount

 Prime Rate Advance: Cdn.$ _______________

 US Base Rate Advance: US$ _________________

 BA Rate Advance:

         Amount Interest Period

 Cdn.$___________________   __________________ months

 LIBOR Advance:

 Amount Interest Period

 US$____________________    ___________________ months

 EURIBOR Advance:

 Amount Interest Period

€___________________   __________________ months

 Letter of Credit:

 Amount Expiry Date

 Cdn.$                                                ________________________

 US $                                                ________________________

 €                                                     ________________________

(c) Type and Amount of Advances to be rolled over or converted:

Type of Advance Outstanding	Amount to be rolled over or converted	Type of Advance requested by Conversion or Rollover and Interest Period, if applicable)
Prime Rate Advance	Cdn.$________________	Type: Interest Period _______ months
BA Rate Advance	Cdn.$________________	Type: Interest Period _______ months
US Base Rate Advance	US$______________	Type: Interest Period _______ months

LIBOR Advance	US$______________	Type: Interest Period _______ months
EURIBOR Advance	€______________	Type: EURIBOR Advance Interest Period _______ months

3. In conjunction with the request for an Advance, the Borrowers confirm that:

(a) all of the representations and warranties set forth in Section 9.01 of the Credit Agreement are true and correct as if made on the date hereof except to the extent that such representations and warranties relate specifically to an earlier date (other than, in the case of a Rollover or Conversion, the representation and warranties referred to in the last paragraph of section 3.02);

(b) the aggregate principal amount outstanding under the Revolving Facility will not exceed the Revolving Facility Limit after giving effect to the Advance; and

(c) no Default or Event of Default has occurred and is continuing nor will any such event occur as a result of the aforementioned Advances.

[POINTS INTERNATIONAL LTD.]

Per:_______________________________________

 Name:
 Title:

[POINTS.COM INC.]

Per:_______________________________________

 Name:
 Title:

SCHEDULE C

REPAYMENT NOTICE

TO:	ROYAL BANK OF CANADA, as Agent 20 King Street West, 4th Floor Toronto, Ontario M5H 1C4 Attention: Agency, Manager Fax: 416-842-4023

FROM:	POINTS INTERNATIONAL LTD. and POINTS.COM INC. (collectively, the "Borrowers")

DATE:	[•], 20___

1. This notice of request for repayment is delivered to you, as Agent, pursuant to the credit agreement made as of December 10, 2019 (as amended, supplemented, restated or replaced from time to time, the "Credit Agreement"), between the Borrowers, the Agent and the Lenders and other financial institutions specified therein.  All defined terms set forth, but not otherwise defined, in this notice shall have the respective meanings set forth in the Credit Agreement, unless the context requires otherwise.

2. The undersigned hereby gives you notice of a repayment as follows:

(a) Date of Repayment:

(b) Advance Type:

(c) Principal Amount:

[POINTS INTERNATIONAL LTD.]

Per:_______________________________________

 Name:
 Title:

[POINTS.COM INC.]

Per:_______________________________________

 Name:
 Title:

SCHEDULE D

COMPLIANCE CERTIFICATE

TO:	ROYAL BANK OF CANADA, as Agent 20 King Street West, 4th Floor Toronto, Ontario M5H 1C4 Attention: Agency, Manager Fax: 416-842-4023

FROM:	POINTS INTERNATIONAL LTD. and POINTS.COM INC. (collectively, the "Borrowers")

RE:

Credit agreement dated as of December 10, 2019 (as amended, modified, revised, restated or replaced from time to time, the "Credit Agreement") between the Borrowers, the Agent and the Lenders (as defined therein).

DATE:	[•]

This Compliance Certificate is delivered to you pursuant to Section 10.03(4) of the credit agreement made as of December 10, 2019 between the Borrowers and you, as Agent, as amended to the date hereof (the "Credit Agreement").  All terms used in this Compliance Certificate that are defined in the Credit Agreement have the same meanings herein.

I, [name], the [title] of Points International Ltd., certify for and on behalf of the Parent, and not in my personal capacity and without personal liability, that:

1. Representations and Warranties  All of the representations and warranties of the Borrowers contained in Section 9.01 of the Credit Agreement are true and correct on and as of the date hereof as though made on and as of the date hereof unless varied as contemplated in Section 9.02 (other than those referred to in the last paragraph of Section 3.02).

2. Default  No Default has occurred and is continuing on the date hereof.

3. Financial Covenant Compliance

A. Net Senior Leverage Ratio

Quarter Ending	Maximum Permitted Ratio	Actual Ratio
●	●	●

B. Interest Coverage Ratio 1

___________________________________________
1 Complete if Net Senior Leverage Ratio is not greater than 1.70:1.00

Quarter Ending	Minimum Permitted Ratio	Actual Ratio
●	3.00:1.00	●

C. Fixed Charge Coverage Ratio 2

Quarter Ending	Minimum Permitted Ratio	Actual Ratio
●	1.10:1.00	●

4. Attached hereto as Exhibit A are detailed calculations of the financial covenants set out in Section 3 above.

5. Attached as Exhibit B is a reconciliation of the calculation in Exhibit A to GAAP.

6. As of ______, 20__, 3  the aggregate notional amount applicable to all Obligors under all such outstanding Hedge Contracts to which they are party for which cash and/or Cash Equivalents have been posted by the Obligors as collateral is US$______________ (not to exceed US$100,000,000).

POINTS INTERNATIONAL LTD.

Per:_______________________________________

      Name:
      Title:

___________________________________________
2 Complete if Net Senior Leverage Ratio is greater than 1.70:1:00
3 Date of most recently ended Fiscal Quarter.

SCHEDULE E

ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (the "Assignment and Assumption") is dated as of the Effective Date set forth below and is entered into by and between [insert name of Assignor] (the "Assignor") and [insert name of Assignee] (the "Assignee").  Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"), receipt of a copy of which is hereby acknowledged by the Assignee.  The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Agent as contemplated below (i) all of the Assignor's rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below (including without limitation any letters of credit, guarantees, and swingline loans included in such facilities) and (ii) to the extent permitted to be assigned under Applicable Law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered, pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as, the "Assigned Interest").  Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

i) Assignor:________________________________________________

ii) Assignee:________________________________________________

iii) Borrowers: POINTS INTERNATIONAL LTD. and POINTS.COM INC.
(collectively, the "Borrowers") (collectively, the "Borrowers")

iv) Agent:   Royal Bank of Canada, as Agent under the Credit Agreement

v) Credit Agreement:   Credit agreement dated as of December 10, 2019, between the Borrowers, Royal Bank of Canada, as Agent, and the Lenders and other financial institutions specified therein.

vi) Assigned Interest:

Aggregate Amount of Commitment / Loans for all Lenders [1]	Amount of Commitment / Loans Assigned[3]	Percentage Assigned of Commitment / Loans [2]	CUSIP Number
$	$	%
$	$	%
$	$	%

vii) [Trade Date:                                                              ] 3

___________________________________________
1Amount to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Effective Date.
2Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.
3To be completed if the Assignor and the Assignee intend that the minimum assignment amount is to be determined as of the Trade Date.

Effective Date:  _____________, 20___ [TO BE INSERTED BY AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR [NAME OF ASSIGNOR] By:________________________________________ Title:
ASSIGNEE [NAME OF ASSIGNEE] By:________________________________________ Title:

[Consented to and] [1] Accepted: ROYAL BANK OF CANADA, as Agent By:________________________________________ Title:
[Consented to:] [2] [NAME OF RELEVANT PARTY] By:________________________________________ Title:

___________________________________________

1 To be added only if the consent of the Agent is required by the terms of the Credit Agreement.
2 To be added only if the consent of the Borrower and/or other parties (e.g. Swingline Lender, Issuing Lender) is required by the terms of the Credit Agreement.

ANNEX 1 to Assignment and Assumption

[Credit Agreement dated as of December 10, 2019 between POINTS INTERNATIONAL LTD. and POINTS.COM INC., as the Borrowers, Royal Bank of Canada, as Agent and the financial institutions from time to time parties thereto as Lenders]

STANDARD TERMS AND CONDITIONS FOR
ASSIGNMENT AND ASSUMPTION

Representations and Warranties

3. Assignor.  The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrowers, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrowers, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

4. Assignee.  The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all requirements of an Eligible Assignee under the Credit Agreement (subject to receipt of such consents as may be required under the Credit Agreement), (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section 10.03 thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent or any other Lender, and (v) if it is a foreign Lender, attached to the Assignment and Assumption is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on the Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

5. Payments

From and after the Effective Date, the Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignee whether such amounts have accrued prior to, on or after the Effective Date.  The Assignor and the Assignee shall make all appropriate adjustments in payments by the Agent for periods prior to the Effective Date or with respect to the making of this assignment directly between themselves.

6. General Provisions

This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns.  This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument.  Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption.  This Assignment and Assumption shall be governed by, and construed in accordance with, the law governing the Credit Agreement.

SCHEDULE F

LOAN PRICING CORPORATION INFORMATION

To be agreed upon by the Parent and the Agent.

SCHEDULE 9.01(10)

LITIGATION

All actions, suits or proceeds pending or judgments existing as of the Closing Date that would reasonably be expected to result in a potential liability in excess of US$10,000,000 that is not covered by insurance are set forth in Schedule 9.01(10) attached hereto.

NONE.

SCHEDULE 9.01(13)

INSURANCE POLICIES

[Redacted - Commercially sensitive information.]

SCHEDULE 9.01(17)

CORPORATE STRUCTURE

The corporate structure of the Parent and its Subsidiaries is, as at the Closing Date, as set out in Schedule 9.01(17), which Schedule sets out the Equity Interests owned by the Parent in its Subsidiaries and all Equity Interest held by the Parent and its Subsidiaries in any other Person.

SEE ATTACHED.

[Redacted - Commercially sensitive information.]

SCHEDULE 9.01(18)

RELEVANT JURISDICTIONS

Schedule 9.01(18) identifies in respect of each Obligor as of the Closing Date, the Relevant Jurisdictions including the full address of such Obligor's chief executive office and all places of business and, if different, the address at which the books and records of such Obligor are located.

SEE ATTACHED

SCHEDULE 9.01(18)

RELEVANT JURISDICTIONS

1. Current Locations.

(a) The chief executive office of each such Loan Party is located at:

Loan Party	Address	City	Province / State and Postal Code / Zip Code
Borrower	Points International Ltd. 111 Richmond Street W., Suite 700	Toronto	ON M5H 2G4
Borrower	Points.com Inc. 111 Richmond Street W., Suite 700	Toronto	ON M5H 2G4
Guarantor	Points Development US Ltd. 111 Richmond Street W., Suite 700 Note: Company's records are maintained and located at Davies Ward Phillips & Vineberg LLP, 900 Third Avenue, 24th Floor, New York, NY 10022	Toronto	ON M5H 2G4
Guarantor	Points Travel Inc. 111 Richmond Street W., Suite 700	Toronto	ON M5H 2G4
Guarantor	Points Holdings Ltd. 111 Richmond Street W., Suite 700	Toronto	ON M5H 2G4
Guarantor

Points International (U.S.) Ltd.
111 Richmond Street W., Suite 700
Note:  Company's records are maintained and located at Davies Ward Phillips & Vineberg LLP, 900 Third Avenue, 24th Floor, New York, NY 10022

		Toronto	ON M5H 2G4

(b) Set forth below are all the places of business of such Loan Party not identified in paragraph (a) above:

Loan Party	Address	City	Province / State and Postal Code / Zip Code
[Redacted]	[Redacted]	[Redacted]	[Redacted]
[Redacted]	[Redacted]	[Redacted]	[Redacted]
[Redacted]	[Redacted]	[Redacted]	[Redacted]

(c) Set forth below are all the locations where such Loan Party maintains any other Collateral with a fair market value of $50,000 or more not identified above:

Loan Party	Address	City	Province / State and Postal Code / Zip Code
[Redacted]	[Redacted]	[Redacted]	[Redacted]
[Redacted]	[Redacted]	[Redacted]	[Redacted]

(d) Set forth below are the names and addresses of all Persons and entities other than such Loan Party that have possession, or are intended to have possession, of any of the Collateral owned by such Loan Party other than Collateral held by the Agent:

Loan Party	Address	City	Province / State and Postal Code / Zip Code
[Redacted]	[Redacted]	[Redacted]	[Redacted]
[Redacted]	[Redacted]	[Redacted]	[Redacted]

SCHEDULE 9.01(19)

INTELLECTUAL PROPERTY

[Redacted - Commercially sensitive information.]

SCHEDULE 9.01(20)

MATERIAL CONTRACTS AND MATERIAL LICENCES

[Redacted - Commercially sensitive information.]

SCHEDULE 9.01(24)

NON-ARM'S LENGTH TRANSACTIONS

[Redacted - Commercially sensitive information.]